EXHIBIT D

TABLE OF CONTENTS

INTRODUCTION	D-2

SUMMARY	D-3

MAP OF MEXICO	D-5

UNITED MEXICAN STATES	D-6

Area, Population and Society	D-6
Form of Government	D-6
Foreign Affairs	D-9
Political Reform	D-9
Internal Security	D-10

THE ECONOMY	D-11

National Development Plan	D-11
The Role of the Government in the Economy; Privatization	D-13
Gross Domestic Product	D-18
Prices and Wages	D-22
Interest Rates	D-23
Employment and Labor	D-24

PRINCIPAL SECTORS OF THE ECONOMY	D-28

Manufacturing	D-28
Petroleum and Petrochemicals	D-30
Tourism	D-47
Agriculture	D-48
Transportation and Communications	D-50
Construction	D-51
Mining	D-52
Electric Power	D-52

FINANCIAL SYSTEM	D-54

Central Bank and Monetary Policy	D-54
Banking System	D-57
Banking Supervision and Support	D-58
Credit Allocation by Sector	D-63
Insurance Companies, Mutual Funds and Auxiliary Credit Institutions	D-63
The Securities Markets	D-64

EXTERNAL SECTOR OF THE ECONOMY	D-66

Foreign Trade	D-66
Geographic Distribution of Trade	D-68
In-bond Industry	D-69
Balance of International Payments	D-70
Direct Foreign Investment in Mexico	D-74
Subscriptions to International Institutions	D-75
Exchange Controls and Foreign Exchange Rates	D-75

PUBLIC FINANCE	D-77

General	D-77
Fiscal Policy	D-79
2010 Budget	D-80
Revenues and Expenditures	D-82
Government Agencies and Enterprises	D-91

PUBLIC DEBT	D-92

General	D-92
Internal Public Debt	D-92
External Public Debt	D-95
Recent Securities Offerings	D-96
External Debt Restructuring and Debt and Debt Service Reduction Transactions	D-98
Debt Record	D-101
Tables and Supplementary Information	D-102

INTRODUCTION

References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (Mexico). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Banco de México calculates such announced rate daily on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on November 3, 2010 (to take effect on the second business day thereafter) was Ps. 12.3041 = U.S. $1.00. See “External Sector of the Economy—Exchange Controls and Foreign Exchange Rates.” Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.

Under the Mexican Monetary Law, payments which should be made in Mexico in foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the rate of exchange for pesos prevailing at the time of payment.

The fiscal year of the Federal Government of Mexico (the Government) ends December 31. The fiscal year ended December 31, 2009 is referred to herein as “2009” and other years are referred to in a similar manner.

SUMMARY

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

United Mexican States

	2005(1)		2006(1)		2007(1)		2008(1)		2009(1)		First six months of 2010(1)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross domestic product (GDP):
Nominal	Ps.	9,531,137	Ps.	10,644,754	Ps.	11,554,314	Ps.	12,279,535	Ps.	12,282,672	Ps.	12,568,243 (2)
Real(3)	Ps.	8,113,679	Ps.	8,513,900	Ps.	8,798,342	Ps.	8,929,455	Ps.	8,345,648	Ps.	8,556,015 (2)
Real GDP growth		3.2%		4.9%		3.3%		1.5%		(6.5)%		5.9%
Increase in national consumer price index		3.3%		4.1%		3.8%		6.5%		3.6%		1.4%
Merchandise export growth(4)		14.0%		16.7%		8.8%		7.2%		(21.1)%		36.3%
Non-oil merchandise export growth(4)		11.0%		15.7%		8.5%		5.2%		(17.4)%		34.1%
Oil export growth		34.8%		22.4%		10.2%		17.7%		(39.0)%		51.7%
Oil exports as % of merchandise exports(4)		14.9%		15.6%		15.8%		17.4%		13.5%		13.7%
Balance of payments:
Current account		$(4,872)		$(4,776)		$(8,673)		$(16,223)		$(5,721)		$(1,222)
Trade balance		$(7,587)		$(6,133)		$(10,074)		$(17,261)		$(4,602)		$312
Capital account		$14,812		$(2,369)		$21,084		$25,675		$17,086		$16,450
Change in total reserves(5)		$7,173		$(989)		$10,311		$7,450		$5,397		$10,527
International reserves (end of period)(6)		$68,669		$67,680		$77,991		$85,441		$90,838		$101,365
Net international assets(7)		$74,115		$76,304		$87,235		$95,232		$99,870		$105,596
Ps./$ representative market exchange rate (end of period)(8)		10.6344		10.8116		10.9157		13.8325		13.0659		12.8441
28-day Cetes (Treasury bill) rate (% per annum)(9)		9.2%		7.2%		7.2%		7.7%		5.4%		4.5%
Unemployment rate (end of period)		2.8%		3.5%		3.4%		4.3%		4.8%		5.0%

	2005(3)		2006(3)		2007(3)		2008(3)		2009(1)(3)		First six months of 2010(1)		Budget 2010(10)
	(in millions of pesos, except percentages)
Public Finance(11)
Budgetary public sector revenues	Ps.	1,708,661	Ps.	1,856,654	Ps.	1,952,027	Ps.	2,106,417	Ps.	1,989,392	Ps.	961,619	Ps.	1,862,215
As % of GDP		21.1%		21.8%		22.2%		23.6%		23.8%		22.0%		21.9%
Budgetary public sector expenditures	Ps.	1,717,605	Ps.	1,849,779	Ps.	1,949,450	Ps.	2,115,018	Ps.	2,181,251	Ps.	1,038,228	Ps.	2,097,489
As % of GDP		21.2%		21.7%		22.2%		23.7%		26.1%		23.7%		24.6%
Public sector balance as % of GDP(12)		(0.1)%		0.1%		0.0%		(0.1)%		(2.3)%		(1.6)%		(2.8)%
Primary balance as % of GDP(12)		2.2%		2.5%		2.2%		1.8%		(0.1)%		0.5%		(0.5)%
Operational balance as % of GDP(12)		0.3%		0.6%		0.6%		1.0%		(1.6)%		(0.5)%		(2.1)%

	December 31,										June 30, 2010(1)
	2005		2006		2007		2008		2009(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Net internal public debt(14)	Ps.	1,183.3	Ps.	1,547.1	Ps.	1,788.3	Ps.	2,332.7	Ps.	2,471.3	Ps.	2,602.2
Gross external public debt(15)		$71.7		$54.8		$55.4		$56.9		$96.4		$96.2
Long-term		$70.9		$53.9		$54.4		$55.7		$94.6		$94.3
Short-term		$0.8		$0.8		$0.9		$1.3		$1.8		$1.9
Public debt as % of nominal GDP:
Net internal public debt(14)		12.2%		14.4%		15.1%		19.2%		19.6%		20.1%
Gross external public debt(15)		7.9%		5.5%		5.1%		6.3%		10.0%		9.4%
Total public debt as % of nominal GDP		20.1%		19.9%		20.2%		25.5%		29.6%		29.5%
Interest on external public debt as % of merchandise exports(4)		3.3%		2.9%		2.5%		2.1%		2.3%		1.8%

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Preliminary.
(2)	Annualized.
(3)	Constant pesos with purchasing power as of December 31, 2003.
(4)	Merchandise export figures include the maquiladora (or in-bond industry) and exclude tourism.
(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities of less than six months.
(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with a maturity of less than six months derived from credit agreements with central banks.
(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.
(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 and in the Programa Económico 2010 (Economic Program 2010), and do not reflect actual results for 2009 or updated estimates of Mexico’s 2010 economic results. Percentages of GDP were calculated with a GDP projection made in 2009 using the method of calculation in effect since April 2008.
(11)	Includes aggregate revenues and expenditures for the Government and budget controlled and administratively controlled agencies (each as defined below) but not off-budget revenues or expenditures.
(12)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General—Measures of Fiscal Balance.” Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.
(13)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in Regulación Monetaria (monetary policy). Banco de México’s monetary policy does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, such monetary policy can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.
(15)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the IMF, none of which were outstanding at June 30, 2010, (b) external borrowings by the public sector after June 30, 2010, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

Source: Ministry of Finance and Public Credit.

MAP OF MEXICO

UNITED MEXICAN STATES
State Division
115°
105°
95°
30°
20°
N
S
E
W
United States of America
Baja California
Ángel de la Guarda Island
Sonora
Chihuahua
Guadalupe Island
Cedros Island
Tiburón Island
Baja California Sur
Coahuila de Zaragoza
Nuevo León
Tamaulipas
Durango
Sinaloa
Gulf of California
23° 27'
Pacific Ocean
Tropic of Cancer
Zacatecas
San Luis Potosí
Alacrán Reef
Gulf of Mexico
Islas Marías
Nayarit
Aguascalientes
Guanajuato
Hidalgo
Jalisco
Yucatán
Quintana Roo
Cozumel Island
Michoacán de Ocampo
Tlaxcala
Colima
Puebla
Morelos
Veracruz de Ignacio de la Llave
Revillagigedo Islands
Tabasco
Campeche
Guerrero
Oaxaca
Chiapas
Belize
Caribbean Sea
Guatemala
Scale
0
125
250
375
Kilometers

UNITED MEXICAN STATES

Area, Population and Society

Mexico, a nation formed by 31 states and the Distrito Federal (Federal District) (comprising Mexico City), is the fifth largest nation in the Americas and the thirteenth largest in the world, occupying a territory of 758,446 square miles (1,964,375 square kilometers). To the north, Mexico shares a border of 1,959 miles (3,152 km) with the United States of America (the United States), and to the south it has borders with Guatemala and Belize. Its coastline extends over 6,911 miles (11,122 km) along the Gulf of Mexico and the Pacific Ocean.

Mexico is the third most populous nation in the Americas, with a population of 103.26 million as reported by the Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Informatics, or INEGI) in its 2005 housing and population census. Based on this census, approximately 76.5% of Mexico’s population lives in urban areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with estimated populations in 2000 of 17.3 million, 3.5 million and 3.1 million, respectively. The annual rate of population growth averaged 3.3% in the 1960s and 1970s. Beginning in the 1980s, Government efforts in the areas of family planning and birth control, together with declining birth rates among women under 35 and those living in urban areas, resulted in a reduction of the population growth rate. The estimated population growth rate for 2010 is 0.77%.

Mexico is generally classified as an upper middle-income developing country. The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the World Bank).

Selected Comparative Statistics

	Mexico	Brazil	Chile	Venezuela	United States
Per capita GDP (2009)(1)	$14,337	$10,427	$14,331	$12,341	$46,436
Life expectancy at birth (2008)	75	72	79	74	78
Youth illiteracy rate (2008)(2)
Male	1.6%	2.9%	0.9%	2.0%	n.a.
Female	1.6%	1.4%	0.8%	1.2%	n.a.
Infant mortality rate (2009)(3)	15	17	7	15	7

n.a. = Not available.

(1)	Figures are in U.S. dollars adjusted for purchasing power parity.
(2)	Ages 15-24. The figures for Brazil and Venezuela correspond to 2007.
(3)	Infant mortality per 1,000 live births.

Source: World Development Indicators 2009.

Form of Government

The present form of government was established by the Political Constitution of Mexico (the Constitution), which took effect on May 1, 1917. The Constitution provides that Mexico is a federal republic with separation of powers. The three branches of government are the executive, judicial and legislative branches. The President and the members of the Congreso de la Unión (Congress) are elected by popular vote of Mexican citizens who are 18 years of age or older. Members of Congress are elected either directly or through a system of proportional representation as described below.

The President is the chief of the executive branch of the Government. In accordance with Mexico’s electoral law, on September 5, 2006, the Tribunal Electoral del Poder Judicial de la Federación (Federal Electoral Court) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Mr. Felipe de Jesús Calderón Hinojosa, a member of the Partido Acción Nacional (National Action Party, or PAN), President-elect. President Calderón took office on December 1, 2006 and his term expires on November 30, 2012. The Constitution limits the President to one six-year term and does not allow re-election for any additional terms. The executive branch of the Government consists of 18 ministries and the Procuraduría General de la República (Office of the Federal Attorney General). The President appoints the principal officials of all the ministries. The appointment of the empleados superiores (senior employees) of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) is subject to ratification by the Senado de la República (Senate). On December 9, 2009, President Calderón appointed Mr. Ernesto Cordero Arroyo as Secretary of Finance and Public Credit.

The Federal Judiciary consists of the Suprema Corte de Justicia (Supreme Court), the Tribunales de Circuito (Circuit Courts), the Juzgados de Distrito (District Courts) and the Consejo de la Judicatura Federal (Council of the Federal Judiciary). The Supreme Court is composed of 11 justices, who serve 15-year staggered terms (except those justices appointed immediately after the constitutional amendments that took effect on December 31, 1994, who were appointed for varying terms of up to 20 years). The justices of the Supreme Court are elected by a vote of two-thirds of the Senate from a pool of three candidates nominated by the President. The position of Chief Justice of the Supreme Court is rotated among the justices, with each Chief Justice serving one four-year term. The Council of the Federal Judiciary, which is composed of seven members, one of whom is the Chief Justice of the Supreme Court, administers the Federal Judiciary and appoints magistrados (Circuit Court judges and District Court judges). The President appoints the Procurador General (Attorney General), subject to ratification by the Senate. The Office of the Federal Attorney General is autonomous.

In June 2008, the Constitution was amended to reform the criminal justice system. The reforms, which will be implemented over a period of eight years, include the following:

•

Mexico will transition to an accusatory system of criminal justice, in which defendants are presumed innocent until proven guilty. Closed-door proceedings conducted almost exclusively through written briefs will be replaced with oral trials open to the public. A specific judge will be named to follow each criminal proceeding through the sentencing phase, and will be required to be present at every hearing.

•

In order to fight organized crime more effectively, local and state police departments will be granted powers of investigation, which were previously reserved to federal authorities. In addition, suspects of organized crimes may be held up to 80 days without being charged, and property used for organized criminal activities is subject to seizure by the government. Witness protection programs will be implemented to protect those who testify in trials of organized crime suspects and defendants who cooperate with prosecutors will be eligible for sentence reduction and other benefits.

•

The victims of criminal activity will be more directly involved in their proceedings and will also benefit from increased protection of their personal data, as well as access to legal assistance and medical and psychological assistance, when necessary.

•

A Sistema Nacional de Seguridad Pública (National Public Safety System) will be created. The new system is intended ensure consistency, across the three federal, state and municipal levels of government, in the rules for hiring, training, evaluating and certifying the country’s police officers.

•	The public defender system will be improved, in order to ensure that all defendants are granted access to a suitable defense.

Legislative authority is vested in Congress, which is composed of the Senate and the Cámara de Diputados (Chamber of Deputies). Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. The Senate is composed of 128 members, 96 of whom are elected directly while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts and 200 of whom are elected through a system of proportional representation that allocates those seats to political party representatives based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote. The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority vote of each chamber.

The Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) was the dominant political party in Mexico for several decades. From 1929 to 1994, the PRI won all presidential elections, and, from 1929 until July 1997, the PRI held a majority of the seats in both chambers of Congress. Until 1989, the PRI also won all of the state gubernatorial elections.

However, in July 2000, the candidate from the Alianza por el Cambio (Alliance for Change), a coalition of the PAN, the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election. In addition, local elections for 12 of the 31 state governorships were held on May 16, 2010 and July 4, 2010. The PAN holds seven state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) holds four state governorships, as well as the governorship of the Federal District, and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone)—an alliance formed by the PRD, the Partido del Trabajo (Labor Party) and Convergencia (the Convergence Party)—holds one state governorship. The PRI holds the remaining 19 state governorships.

In the mid-1990’s, the federal electoral process underwent changes aimed at increasing impartiality and political neutrality through the implementation of certain institutional mechanisms in 1994 and the ratification of several constitutional amendments in 1996. The changes included:

•

the establishment of the Instituto Federal Electoral (Federal Electoral Institute), an autonomous state agency in which the President may not participate and which the Constitution empowers to organize elections and resolve electoral disputes;

•	the elimination of the Electoral Committee of the Chamber of Deputies, which had been responsible for ratifying the results of presidential elections;

•	the introduction of holographic, tamper-proof photo voter identification cards, which discourage voter fraud and aid detection of fraud;

•	the invitation of Mexican and foreign election observers to certify the electoral process;

•	the imposition of limits on expenditures on political campaigns and controls on the sources and uses of funds contributed to a political party;

•

the reduction from 315 to 300 of the maximum number of congressional representatives who may belong to a single party and the establishment of the current electoral procedure of proportional representation in the Senate; and

•	the integration into the judicial branch of the Federal Electoral Court, which had previously been part of the executive branch.

The 1996 amendments provided for the popular election of the Jefe de Gobierno del Distrito Federal (Chief of Government of the Federal District) and granted that official the authority to appoint the Procurador General de Justicia del Distrito Federal (Attorney General of the Federal District); both positions had previously been presidential appointments. In addition, Federal District legislative delegates, who represent the various boroughs of the Federal District, have been elected by popular vote since July 2000. In elections held in 1997, 2000 and 2006, candidates of the PRD were elected to the office of Chief of Government of the Federal District.

In 2005, Congress granted Mexican citizens residing abroad the right to vote in presidential elections via absentee ballot.

In the congressional election held on July 5, 2009, all of the seats in the Chamber of Deputies were up for election. The members of the Senate were elected on July 2, 2006. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
PAN	50	39.1%	142	28.4%
PRI	33	25.8	237	47.4
PRD	26	20.3	69	13.8
Ecological Green Party	6	4.7	21	4.2
Convergence Party	6	4.7	8	1.6
Labor Party	5	3.9	13	2.6
Partido Nueva Alianza (New Alliance Party)	0	0.0	9	1.8
Unaffiliated	2	1.6	1	0.2

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Chamber of Deputies and Senate.

Foreign Affairs

Mexico has diplomatic ties with 191 countries. It is a charter member of the United Nations and a founding member of the Organization of American States, the IMF, the World Bank, the International Finance Corporation and the Inter-American Development Bank (IADB). Mexico is also a non-borrowing regional member of the Caribbean Development Bank. In 1986, Mexico became a party to the General Agreement on Tariffs and Trade (GATT). In 1991, Mexico became a founding member of the European Bank for Reconstruction and Development and was admitted into the Pacific Basin Economic Co-operation Conference. Mexico is a signatory, along with Canada and the United States, of the North American Free Trade Agreement (NAFTA), which went into effect on January 1, 1994. On April 14, 1994, Mexico was admitted as a member of the Organization for Economic Cooperation and Development (OECD), making it the first new member to be admitted into that organization since 1973. Mexico became a member of the World Trade Organization (WTO) on January 1, 1995, the date on which the WTO superseded GATT. On July 1, 2000, a free trade agreement between Mexico and the European Union went into effect. Mexico also served as rotating member of the United Nations Security Council from January 1, 2002 to December 31, 2003 and presided over the Security Council during April 2003.

Political Reform

In the domestic political arena, the Government has renewed its efforts to resolve its differences with insurgents in the Chiapas region by facilitating their participation in the political process. On September 11, 1995, the Government and the insurgents reached an agreement pursuant to which both sides accepted a common political agenda and procedural rules and agreed to the creation of a working committee regarding the rights of indigenous peoples. An agreement on a series of measures aimed at enhancing and guaranteeing the rights of the indigenous population was signed on February 16, 1996. On August 14, 2001, amendments to certain articles of the Constitution related to indigenous cultures became effective. The amendments recognize the rights of indigenous villages and communities in Mexico and grant indigenous populations increased autonomy over their internal systems of social, economic, political and cultural organization. Talks with the insurgents are currently on hold.

Internal Security

During recent years, the Government has gradually heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking in narcotics. Specifically, the Government has implemented various security measures and has strengthened its military and police forces. In addition, during 2009, the Government appropriated Ps. 32.9 billion for expenditures related to internal security, an increase of 59.3% in real terms as compared to 2008.

However, as of today, no governmental studies have been completed regarding the effect on the Mexican economy of narcotics trafficking and drug-related violence, including their effect on Mexican electoral politics or Mexican public finances. Nonetheless, the Government does not believe that these criminal activities and the associated violence have had a material adverse effect on the Mexican economy or on foreign investment flows to Mexico.

THE ECONOMY

National Development Plan

The Plan Nacional de Desarrollo 2007-2012 (National Development Plan), announced on May 31, 2007, established the basic goals and objectives of President Calderón during his six-year term.

The goals of the plan are to:

•	guarantee national security, as well as safeguard national peace, territorial integrity, independence and sovereignty, and to ensure the continued viability of the State and its democracy;

•	ensure the full application of the rule of law, fortify the institutional framework and strengthen a culture of respect for the law;

•	achieve sustained economic growth at a higher rate than in the past several years, and increase employment in the formal sector;

•	promote a competitive economy that offers quality goods and services at affordable prices;

•	reduce extreme poverty, assuring equality of opportunity for all Mexicans to improve their quality of life and access to basic services;

•	significantly reduce the persistent social, economic and cultural gaps among the population;

•

provide effective opportunities for Mexicans to exercise their rights as citizens, as well as to actively participate in the political, cultural, economic and social lives of their communities and nation;

•	ensure environmental sustainability;

•	consolidate a democratic regime; and

•	utilize the benefits of a globalized world to spur national development, while also promoting Mexico’s interests worldwide.

The basic strategy that the Government expects to employ in connection with the plan is based on a principle of “sustainable human development” and has the following objectives:

•	improve the quality of the educational system, making it relevant at all levels to employment and extending access to education to a greater percentage of the population;

•	promote economic growth and the competitiveness of the economy, and enhance the State’s ability to collect taxes in order to provide social programs for human development;

•	strengthen government institutions through viable and responsible citizen participation that reaches all public affairs and involves diverse forms of social and political organization;

•	observe policies aimed at political transparency and accountability;

•	promote policies contributing to the strengthening of families in matters of health, education, housing, culture and recreation; and

•	change Mexico’s environmental culture in order to conserve national resources.

Program for Growth and Employment

The Programa para Impulsar el Crecimiento y el Empleo (Program for Growth and Employment), announced on October 8, 2008, was intended to mitigate the impact of the deterioration of the international economic environment on the Mexican economy. In creating this program, the Government expected that the extreme contraction of liquidity in the international financial markets and equity, debt and foreign exchange market volatility, as well as the economic recessions experienced by Mexico’s trading partners, were likely to have adverse effects on the Mexican economy, including:

•	a decrease in exports, remittances, tourism revenues and foreign direct investment inflows;

•	reduced availability of credit, as financial intermediaries adopted more conservative lending policies, thereby diminishing access to foreign credit; and

•	lower oil prices, leading to decreased public sector revenues.

As anticipated, the Mexican economy and financial markets began to experience these adverse effects, as reflected by the contraction of Mexico’s GDP by 6.5% in real terms in 2009.

The specific goals of the Program for Growth and Employment were to:

•	compensate for the expected lower Government revenues, which would ordinarily require a reduction in programmable expenditures;

•	stimulate economic activity and create jobs through a variety of infrastructure projects aimed at specific sectors such as education, housing and highways;

•	increase the availability of financing and credit, for financing infrastructure and for supporting small- and medium-sized firms, through the Mexican development banks; and

•	foster long-term economic growth.

The Mexican Government proposes to take or has already taken the following concrete measures in order to achieve the foregoing goals:

•

The Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability, or the LFPRH) was amended, effective with the 2009 fiscal year, to remove Petróleos Mexicanos and its four principal operating subsidiaries from the Government’s program for certain long-term productive infrastructure-related projects (Infraestructura Productiva de Largo Plazo, or PIDIREGAS), so that the PIDIREGAS-related debt incurred by Petróleos Mexicanos’ finance subsidiaries was assumed as direct public debt of Petróleos Mexicanos during 2009. These amendments also provided that the future infrastructure expenditures of Petróleos Mexicanos and its four principal operating subsidiaries would not be considered for purposes of the balanced budget principle set forth in the LFPRH, and would therefore be excluded from any comprehensive budget cuts required should public sector revenues decline. The purpose of these amendments was to create room for additional expenditures in 2009 and subsequent years.

•

Petróleos Mexicanos is permitted to apply resources held in the PEMEX Infrastructure Investment Stabilization Fund to begin the process for the construction of a new refinery and for other infrastructure projects. At June 30, 2010, the PEMEX Infrastructure Investment Stabilization Fund totaled approximately Ps. 11.1 billion.

•

The Mexican national development banks were authorized to employ their capital to increase the availability of credit by up to Ps. 35 billion, Ps. 23 billion through credit lines made available to financial intermediaries and Ps. 12 billion through guarantees of commercial bank loans, with Ps. 6 billion of the latter to be allocated as credit to small- and medium-sized enterprises. In addition, Nacional Financiera, S.N.C. (NAFIN) and Banco Nacional de Comercio Exterior, S.N.C. (Bancomext) were authorized to support the refinancing of commercial paper by issuing guarantees of up to Ps. 50 billion.

•	Banco Nacional de Obras y Servicios Públicos, S.N.C. (Banobras) and the National Infrastructure Fund facilitated infrastructure projects, including new roads and suburban transit.

•

Credit to the agricultural sector was facilitated by (1) a temporary increase in the limits of indebtedness of financial intermediaries with development banks from 60% to 75% of the total liabilities of the intermediaries, (2) the creation of new guarantee programs through the National Fund of Guarantees to promote more than Ps. 20 billion of additional financing and (3) the provision of subsidies to lower the guarantee premiums normally applicable to medium- and long-term loans to finance the acquisition of fixed assets.

•

Approximately Ps. 40 billion of additional credit was made available to the housing sector through Sociedad Hipotecaria Federal, S.N.C. and NAFIN. In addition, Sociedad Hipotecaria Federal, S.N.C. in coordination with the IADB and the International Finance Corporation, continued to buy and sell mortgage-backed securities in order to add liquidity to the market.

•

The investment restrictions applicable to the private pension funds, or SIEFORES, were liberalized in order to channel a greater amount of resources to infrastructure projects and housing, as well as to finance small- and medium-sized enterprises, by permitting investments in subordinated debt and other structured instruments and strengthening conflicts of interest rules and risk concentration regulations.

•

The Government purchase program administered by NAFIN for small- and medium-sized enterprises was strengthened by requiring certain Government ministries to (1) establish a purchase plan for small- and medium-sized enterprises in 2009 to increase the participation of small- and medium-sized enterprises in government procurement contracts to up to 20% of the total by the end of 2009, preferably using NAFIN’s electronic bidding system and (2) create a Commission for Government Purchases from small- and medium-sized enterprises to review the performance of the program and increase the participation of small- and medium-sized enterprises.

•

With the objective of supporting employment, the access of businesses and households to credit, economic stability and growth, on April 1, 2009, Mexico’s Comisión de Cambios (Foreign Exchange Commission) requested from the IMF a one-year contingent credit line in the amount of approximately U.S. $48 billion. On April 17, 2009, the IMF formally granted Mexico’s request.

The Role of the Government in the Economy; Privatization

Overview

Over the past two decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures have included constitutional amendments and related legislation that have allowed the Government to privatize railways and satellite communications, legislation permitting Mexican private-sector companies to take part in the storage, distribution and transportation of natural gas, plans to privatize airports, ports and highways, and legislation on civil aviation that allows private companies to secure 30-year concessions to operate commercial air transportation services within Mexico.

Since 1983, the Government has set as a priority the sale to the private sector of its interest in all non-strategic commercial enterprises. In 1982, the Government owned or controlled 1,155 enterprises. By August 14, 2009, the number of Government-owned or controlled entities stood at 195, of which 15 were in the process of being privatized. Of the 180 entities not in the process of being privatized, 67 were enterprises majority-owned by the Government (empresas de participación estatal mayoritaria), 94 were decentralized entities (organismos decentralizados) and 19 were trusts (fideicomisos).

In January 1995, the Government announced a comprehensive privatization program intended to give new impetus to the Government’s privatization efforts, which the Government views as a key element of Mexico’s structural economic reforms. Under the privatization program, the Government has achieved more effective regulatory reforms and improved coordination among the relevant agencies as compared to previous privatizations. In addition, Congress has enacted a series of laws that increase the scope for private and foreign participation in key sectors of the Mexican economy.

In September 1995, the Government created the Fondo de Inversión en Infraestructura (Infrastructure Investment Fund, or FINFRA), with the objective of encouraging greater private-sector participation in the construction of basic infrastructure, such as toll roads, ports, water-treatment plants, drainage and sanitation facilities. FINFRA participated with private investors in several infrastructure development projects in several states, including Guanajuato, México, Nuevo León, Veracruz, Coahuila, Puebla, Chiapas, Jalisco, Hidalgo, Sinaloa, Tlaxcala, Baja California Sur and Querétaro. In addition, in 2003 the Government created the Fondo Carretero (Highway Fund, or FONCAR), a sub-fund of FINFRA designed to set aside funds allocated specifically to the development of road and highway infrastructure throughout the country.

On February 6, 2008 the Government announced the creation of the Fondo Nacional de Infraestructura (the National Infrastructure Fund, or FONADIN) to serve as a financial platform for developing infrastructure projects with the participation of the public, private and social sectors in the highway, ports, airports, railroads, urban mass transit, environment, tourism and water sectors. FONADIN was created through the merger of FINFRA and the Fund for the Rescue of the Highways (or FARAC).

FONADIN’s main goals are to:

•	support the National Infrastructure Program;

•	maximize and facilitate the movement of private capital;

•	take risks that the market is not willing to take;

•	develop financially viable projects that have high social benefits and modest economic profitability; and

•	achieve competitive long-term financing.

In order to maximize its effectiveness, FONADIN utilizes various forms of financing that can be divided into two main categories: (i) non-recoverable, such as contributions and grants; and (ii) recoverable, such as venture capital, subordinated debt, guarantees and credit. From January 1, 2008 to December 31, 2009, FONADIN committed more than Ps. 36 billion of its resources to 41 infrastructure projects. It is expected that this financing will be the main driver behind an expected Ps. 92.8 billon of investment from the private sector (sometimes alongside FONADIN). More than 100 feasibility studies for the development of future projects have been conducted to date.

At December 31, 2009, FONADIN had Ps. 60 billion available for infrastructure projects.

At October 31, 2010, FONADIN had authorized more than Ps. 6.0 billion to create five private equity funds to focus on infrastructure investment opportunities in the various sectors mentioned above. At October 31, 2010, FONADIN had committed or disbursed Ps. 2.7 billion to create four of these five funds. FONADIN’s private equity fund investment program has Ps. 10.0 billion remaining, which it expects to use to create an additional eight to ten private equity funds.

Telecommunications

In June 1995, Congress enacted legislation to liberalize telecommunications in Mexico upon the expiration in August 1996 of the exclusive concession granted to Teléfonos de México, S.A. de C.V. (Telmex) to provide domestic and international telephone services in Mexico. Pursuant to the legislation, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation) granted 30-year concessions (which may be extended for an additional 30 years) for the establishment and operation of public fixed-line telecommunications networks. No license fees were charged in connection with the granting of these concessions. In addition, the Government conducted auctions for 20-year concessions (which may be extended for an additional 20 years) to use portions of the radio spectrum to operate cellular telephone networks and for concessions to operate satellite telecommunications systems. Although the various concessions may only be granted to Mexican individuals and companies, foreigners generally may own up to 49% of the capital stock of these companies. In the case of concessions to operate cellular telephone systems, foreigners may increase their ownership beyond 49% with the approval of the Comisión Nacional de Inversiones Extranjeras (National Foreign Investment Commission). Concessionaires are free to establish rates for the services they provide. From January 1, 2003 through April 12, 2010, the Government granted 11 concessions for local fixed-line telecommunications networks, five concessions to operate fixed or mobile wireless telecommunications networks and 25 concessions for long-distance telephone services. No concession for cellular mobile telephone services has been granted since 2000.

On August 9, 1996, the Ministry of Communications and Transportation announced the creation of the Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission), a decentralized administrative entity. This commission is responsible for the regulation and supervision of telecommunications services in Mexico, with goals of promoting competition, expanding available services and improving efficiency in this sector. The commission has been involved in the design and supervision of administrative policies, the issuance of technical standards and the undertaking of specialized analyses relating to telecommunications issues. In addition, the commission is coordinating processes to use and operate geo-stationary orbital positions and satellite orbits assigned to Mexico, including their frequency bands and rights to broadcast and receive signals. The commission has four members, including a chairman, appointed by the President of Mexico.

On October 24, 1997, Telefónica Autrey S.A. de C.V. and Loral Space & Communications Ltd. successfully bid to acquire 75% of the shares of Satélites Mexicanos (the Mexican national satellite company, or SATMEX), with the Government retaining the remaining 25% of the shares. In May 2005, certain creditors of the SATMEX filed an involuntary bankruptcy proceeding against the company in the United States under Chapter 11 of the United States Bankruptcy Code (Chapter 11) and, in June 2005, the company filed a voluntary Concurso Mercantil (Bankruptcy) proceeding in Mexico. The company and its creditors reached an agreement in July 2005 and in June 2006 the company announced that the required percentage of its creditors had approved an agreement regarding the company’s debt restructuring plan. The restructuring plan was approved in July 2006 in the Bankruptcy proceeding in Mexico. A Chapter 11 plan of reorganization implementing the restructuring was approved by the U.S. Bankruptcy Court in October 2006. Under the company’s new capital structure, the Government retains approximately 4% of the equity shares of the company and, if the company is sold, the Government has economic interests in an additional 16% of the shares.

Natural Gas Industry

Effective May 12, 1995, Congress enacted amendments to the Ley de la Comisión Reguladora de Energía y Reglamento de Gas Natural (Energy Regulatory Commission and Natural Gas Regulation Law). The amendments provide that Mexican private sector companies (which may be owned by non-Mexican companies or individuals) may take part in the storage, distribution and transportation of natural gas, and to that end may construct, own and operate natural gas pipelines, installations and equipment. From January 1, 2003 through September 30, 2010, the Government granted 97 natural gas transport concessions, four natural gas storage concessions and six natural gas distribution concessions.

Railways

In 1995, Congress enacted the Ley Reglamentaria del Servicio Ferroviario (Law Regulating Railway Services), pursuant to which 50-year concessions may be granted (which may be extended for up to an additional 50 years) to operate sections of Mexico’s railway system. Although only Mexican individuals or companies may hold railway concessions, foreigners may own up to 49% of the capital stock of these companies and may increase their ownership beyond this limit with the approval of the National Foreign Investment Commission. Pursuant to the 1995 law, the Government divided the railway system into three regional lines and one terminal in the Valley of Mexico, as well as several short lines. By the end of 1999, the three regional lines were sold and 75% of the capital stock of the terminal in the Valley of Mexico was sold to the new owners of the three regional lines, with the Government retaining a 25% ownership interest in the terminal. Through this process, the Government granted concessions to private sector participants covering 98% of the country’s railway freight services (in terms of the volume of transportation services) and covering 81% of the railway network. No additional concessions have been granted since 1999.

During 2009, private and public investment in railway infrastructure, including resources from FONADIN, totaled Ps. 8.1 billion, which represents a decrease of 5.1% in real terms as compared with the investment during 2008, but an increase of 39.1% in real terms as compared with the investment during 2006. These resources were used in the construction of Line 1 of the Metropolitan Suburban Train system in Mexico City.

Aviation

The Ley de Aviación Civil (Civil Aviation Law) provides that the Government may award 30-year concessions (which may be extended for an additional 30 years) to operate regularly scheduled commercial air transportation services within Mexico. Concessions may only be granted to Mexican companies, but foreigners may own up to 25% of the capital stock of these companies.

The Ley de Aeropuertos (Airports Law) allows for up to 49% foreign investment in Mexico’s airports, although higher participation percentages may be obtained with the approval of the National Foreign Investment Commission.

In December 1998, the Government sold 15% of the capital stock of Grupo Aeroportuario del Sureste, S.A.B. de C.V.—the company that owns the concessions to operate, maintain and develop nine airports in the southeast region of Mexico—to a consortium that included Triturados Basálticos y Derivados, S.A. de C.V., Copenhagen Airports A/S, Groupe GTM, S.A. and Cintra Concesiones de Infraestructura de Transporte, S.A. In September 2000, the remaining 85% of the capital stock of the company was sold through an initial public offering in Mexico and abroad.

In August 1999, the Government sold 15% of the capital stock of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.—the company that owns the concessions to operate, maintain and develop 12 airports in the Pacific region of Mexico—to a consortium that included Aena Servicios Aeronáuticos, S.A., Aeropuerto del Pacífico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V. and Grupo Dragados, S.A. On March 1, 2006, the Government sold its remaining 85% stake in the company through a public offering in Mexico and abroad.

In May 2000, the Government sold 15% of the capital stock of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.—the company that owns the concessions to operate, maintain and develop 13 airports serving areas concentrated in Mexico’s central and northern regions—to a consortium that included Aéroports de Paris, Vinci and Ingenieros Civiles Asociados. In December 2005, the Government sold a 36% stake in the company to Empresas ICA, S.A. de C.V. and on December 4, 2006, the Government sold its remaining stake in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. through a public offering in Mexico and abroad.

In November 2005, Cintra, S.A. de C.V. (now known as Consorcio Aeroméxico, S.A. de C.V.), a company controlled by the Government and that owned the two most important Mexican airlines (Mexicana Airlines and Aeroméxico), sold Compañía Mexicana de Aviación, S.A. de C.V., which owns Mexicana Airlines, to Grupo Posadas, S.A. de C.V. for approximately U.S. $165 million plus debt and other liabilities. As a result of the sale, Aeroméxico became the principal asset of Consorcio Aeroméxico, S.A. de C.V.

In October 2007, the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) and the Government sold their interests in Consorcio Aeroméxico, S.A.B. de C.V. to a group of investors organized as a trust constituted at Banco Nacional de México, S.A., for approximately Ps. 2.7 billion.

Electricity

The Government continues to promote private sector participation in various forms of electricity generation. A 1992 law allows private companies to generate electricity only for their own use or for sale to the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE). In mid-1996, the first large co-generation project started in the state of Tamaulipas, opening the field for similar endeavors. With an estimated cost of over U.S. $650 million, a consortium of domestic and foreign investors built the Samalayuca II power plant in the state of Chihuahua, which is leased to CFE. The Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity and to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term.

Insurance

On May 24, 2002, the Government completed its privatization of Aseguradora Hidalgo, S.A. (AHISA), an insurance company formerly owned by the Government and Petróleos Mexicanos. The Comisión Intersecretarial de Desincorporación (Inter-secretarial Privatization Commission) approved the sale of AHISA shares owned by the Government and by Petróleos Mexicanos to MetLife Inc. for Ps. 9.2 billion.

Banking

On June 19, 2002, the Government and IPAB jointly carried out the sale of nearly all of their shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. (BBVA Bancomer) in the domestic and international markets. On July 3, 2002, the Government and IPAB sold additional shares pursuant to an over-allotment option. The Government had retained a minority interest in BBVA Bancomer at the time of its privatization in 1991. IPAB had acquired the shares in connection with the purchase by BBVA Bancomer of Banca Promex, S.A. in 2000. The proceeds to the Government as a result of the sale totaled Ps. 6.5 billion for the shares sold internationally, Ps. 574 million for the shares sold in Mexico and U.S. $11 million for the shares sold in the United States in the form of American Depositary Shares (ADSs). The proceeds to IPAB as a result of the sale totaled Ps. 1.0 billion for the shares sold internationally, Ps. 88 million for the shares sold in Mexico and U.S. $2 million for the ADSs sold in the United States. From November 2002 through January 2003, the Government and IPAB sold their remaining shares of BBVA Bancomer for total net proceeds of Ps. 444 million for the Government and Ps. 68 million for IPAB.

On December 12, 2002, Congress approved the dissolution and liquidation of Banco Nacional de Crédito Rural, S.N.C., a governmental development bank.

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 4.9% in real terms during 2006, as compared to 2005. The agriculture, forestry, fishing and hunting sector grew by 6.3%; the mining sector grew by 1.4%; the utilities sector grew by 12.2%; the construction sector grew by 7.8%; the manufacturing sector grew by 5.9%; the wholesale and retail trade sector grew by 6.5%; the transportation and warehousing sector grew by 5.8%; the information sector grew by 10.7%; the finance and insurance sector grew by 9.7%; the real estate, rental and leasing sector grew by 4.1%; professional, scientific and technical services grew by 3.0%; management of companies and enterprises grew by 20.1%; administrative and support and waste management and remediation services grew by 3.7%; education services grew by 0.1%; health care and social assistance grew by 7.8%; arts, entertainment and recreation grew by 2.3%; accommodation and food services grew by 1.6%; and other services (except public administration) grew by 3.3% and public administration grew by 0.1%, each in real terms as compared to 2005.

According to preliminary figures, Mexico’s GDP increased by 3.3% in real terms during 2007, as compared with 2006. The agriculture, forestry, fishing and hunting sector grew by 2.4%; the utilities sector grew by 3.7%; the construction sector grew by 4.4%; the manufacturing sector grew by 1.7%; the wholesale and retail trade sector grew by 5.0%; the transportation and warehousing sector grew by 3.7%; the information sector grew by 11.6%; the finance and insurance sector grew by 17.3%; the real estate, rental and leasing sector grew by 3.1%; professional, scientific and technical services grew by 3.1%; administrative and support and waste management and remediation services grew by 3.1%; education services grew by 1.8%; health care and social assistance grew by 2.5%; arts, entertainment and recreation grew by 3.1%; accommodation and food services grew by 2.6%; other services (except public administration) grew by 3.9%; and public administration grew by 2.1%, each in real terms as compared to 2006. However, the mining sector decreased by 0.6% and management of companies and enterprises decreased by 3.1%, each in real terms as compared to 2006.

According to preliminary figures, GDP grew by 1.5% in real terms during 2008, as compared with 2007. The reduction in GDP growth was caused by a decrease in external demand, which resulted in decreased production of commercial and non-commercial goods and a reduction in domestic spending. The agriculture, forestry, fishing and hunting sector grew by 1.2%; the construction sector grew by 0.6%; the wholesale and retail trade sector grew by 2.2%; the transportation and warehousing sector grew by 0.1%; the information sector grew by 8.0%; the finance and insurance sector grew by 18.6%; the real estate, rental and leasing sector grew by 3.2%; professional, scientific and technical services grew by 3.1%; administrative and support and waste management and remediation services grew by 1.6%; education services grew by 1.6%; arts, entertainment and recreation grew by 1.5%; accommodation and food services grew by 0.9%; other services (except public administration) grew by 0.6%; and public administration grew by 1.2%, each in real terms as compared to 2007. However, the mining sector decreased by 1.4%; the utilities sector decreased by 2.3%; the manufacturing sector decreased by 0.6%; management of companies and enterprises decreased by 3.1%; and health care and social assistance decreased by 1.1%, each in real terms as compared to 2007.

According to preliminary figures, Mexico’s GDP decreased by 6.5% in real terms during 2009, as compared with 2008. This contraction in GDP was caused by a decrease in external demand resulting from the global economic recession, which led to a significant reduction in Mexican exports, mainly in the automobile and electronics sectors. In addition, during the second quarter of 2009, the A/H1N1 influenza outbreak temporarily affected economic activity in several sectors, especially those related to tourism and leisure. Global economic activity began to sustain growth beginning in the second half of 2009, after a deep contraction observed in the previous six months. This sustained growth was driven by fiscal and monetary stimulus programs implemented in many advanced economies and in some emerging market countries, as well as the several measures taken to stabilize the operation of the international financial system. In addition, the Mexican Government undertook a number of measures to mitigate the effects of the global financial crisis in Mexico. These measures are described under “—National Development Program—Program for Growth and Development.”

During 2009, the agriculture, forestry, fishing and hunting sector grew by 1.8%; the mining sector increased by 1.0%; the utilities sector increased by 1.2%; the information sector increased by 1.6%; and public administration increased by 3.7%, each in real terms as compared to 2008. In contrast, the construction sector decreased by 7.5%; the manufacturing sector decreased by 10.2%; the wholesale and retail trade sector decreased by 14.5%; the transportation and warehousing sector decreased by 8.1%; the finance and insurance sector decreased by 3.8%; the real estate, rental and leasing sector decreased by 5.3%; professional, scientific and technical services decreased by 5.7%; management of companies and enterprises decreased by 3.7%;

administrative support, waste management and remediation services decreased by 5.4%; education services decreased by 4.5%; health care and social assistance decreased by 0.1%; arts, entertainment and recreation decreased by 2.3%; accommodation and food services decreased by 9.6%; and other services (except public administration) decreased by 2.7%, each in real terms as compared to 2008.

In 2010, the Government has undertaken the following additional measures to lessen the lingering effects of the global economic crisis:

•

On March 10, 2010, the Foreign Exchange Commission requested that the IMF renew the contingent credit line granted by the IMF to Mexico on April 17, 2009, totaling approximately U.S. $48 billion. The Foreign Exchange Commission requested the renewal of this IMF contingent credit line in response to lingering uncertainties caused by global economic conditions and credit availability. On March 25, 2010, the IMF approved a one-year renewal of this contingent credit line. To date, Mexico has not drawn any funds under this contingent credit line.

•

On June 24, 2010, in order to stimulate the recovery of the Mexican automobile industry, President Calderón introduced several new measures designed to promote the purchase of new automobiles in Mexico. These measures included the gradual phasing-out of the vehicle ownership tax, a tax incentive for companies that purchase automobiles and the implementation of a guarantee program to increase the availability of credit to families for the purchase of new automobiles.

According to preliminary figures, GDP grew by 5.9% in real terms during the first six months of 2010, as compared with the same period of 2009. The agriculture, forestry, fishing and hunting sector grew by 1.8%; the mining sector grew by 4.1%; the utilities sector grew by 2.2%; the manufacturing sector grew by 11.6%; the wholesale and retail trade sector grew by 16.1%; the transportation and warehousing sector grew by 8.3%; the information sector grew by 5.0%; the finance and insurance sector grew by 3.2%; the real estate, rental and leasing sector grew by 1.5%; administrative and support and waste management and remediation services grew by 0.3%; education services grew by 6.2%; arts, entertainment and recreation grew by 0.1%; accommodation and food services grew by 4.3%; and public administration grew by 4.7%, each in real terms as compared to the first six months of 2009. However, the construction sector decreased by 2.7%; professional, scientific and technical services decreased by 4.1%; management of companies and enterprises decreased by 2.6%; health care and social assistance decreased by 5.1%; and other services (except public administration) decreased by 1.4%, each in real terms as compared to the first six months of 2009.

The following tables set forth real GDP and expenditures, in constant pesos and percentage terms, for the periods indicated.

Real GDP and Expenditures

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First six months of 2010(1)
	(in billions of constant pesos)(2)
GDP	Ps. 8,113.7	Ps. 8,513.9	Ps. 8,798.3	Ps. 8,929.5	Ps. 8,345.6	Ps. 8,556.0
Add: Imports of goods and services	2,434.0	2,740.0	2,934.0	3,016.3	2,468.3	2,833.8

Total supply of goods and services	10,547.7	11,253.9	11,732.3	11,945.8	10,814.0	11,389.8
Less: Exports of goods and services	2,280.3	2,529.7	2,675.1	2,687.4	2,288.6	2,730.9

Total goods and services available for domestic expenditure	Ps. 8,267.4	Ps. 8,724.2	Ps. 9,057.2	Ps. 9,258.4	Ps. 8,525.4	Ps. 8,658.9
Allocation of total goods and services:
Private consumption	5,581.3	5,891.8	6,126.9	6,242.0	5,861.0	5,850.1
Public consumption	891.1	907.8	936.2	944.2	965.5	995.3

Total consumption	6,472.4	6,799.6	7,063.1	7,186.2	6,826.5	6,845.4
Total gross fixed investment	1,660.8	1,824.9	1,951.6	2,036.8	1,831.2	1,803.7
Changes in inventory	134.2	99.7	42.6	35.3	(132.3)	9.8

Total domestic expenditures	Ps. 8,267.4	Ps. 8,724.2	Ps. 9,057.2	Ps. 9,258.4	Ps. 8,525.4	Ps. 8,658.9

Note: Numbers may not total due to rounding.

(1)	Preliminary. GDP figures for the first six months of 2010 are annualized.
(2)	Constant pesos with purchasing power at December 31, 2003.

Source: INEGI.

Real GDP and Expenditures

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First six months of 2010(1)
	(as a percentage of total GDP)(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	30.0	32.2	33.3	33.8	29.6	33.1

Total supply of goods and services	130.0	132.2	133.3	133.8	129.6	133.1
Less: Exports of goods and services	28.1	29.7	30.4	30.1	27.4	31.9

Total goods and services available for domestic expenditures	101.9%	102.5%	102.9%	103.7%	102.2%	101.2%
Allocation of total goods and services:
Private consumption	68.8%	69.2%	69.6%	69.9%	70.2%	68.4%
Public consumption	11.0	10.7	10.6	10.6	11.6	11.6

Total consumption	79.8	79.9	80.3	80.5	81.8	80.0
Total gross fixed investment	20.5	21.4	22.2	22.8	21.9	21.1
Changes in inventory	1.7	1.2	0.5	0.4	(1.6)	0.1

Total domestic expenditures	101.9%	102.5%	102.9%	103.7%	102.2%	101.2%

Annual percentage increase (decrease) in GDP in constant 2003 prices(2)	3.2%	4.9%	3.3%	1.5%	(6.5)%	5.9%

Note: Numbers may not total due to rounding.

(1)	Preliminary. GDP figures for the first six months of 2010 are annualized.
(2)	Constant pesos with purchasing power at December 31, 2003.

Source: INEGI.

The following table sets forth the composition of Mexico’s real GDP by economic sector for the periods indicated.

Real GDP by Sector

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First six months of 2010(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing and hunting(3)	Ps. 285.2	Ps. 303.3	Ps. 310.5	Ps. 314.3	Ps. 320.0	Ps. 323.5
Secondary Activities:
Mining	447.7	453.9	451.3	444.9	449.2	461.2
Utilities	101.1	113.4	117.6	114.9	116.2	114.9
Construction	514.2	554.2	578.4	582.0	538.3	528.9
Manufacturing	1,448.1	1,533.9	1,560.1	1,550.3	1,392.3	1,491.0
Tertiary activities:
Wholesale and retail trade	1,222.0	1,301.3	1,366.7	1,396.9	1,194.2	1,309.2
Transportation and warehousing	562.0	594.5	616.8	617.7	567.8	588.7
Information	241.7	267.4	298.4	322.4	327.5	335.2
Finance and insurance	261.5	286.8	336.3	399.0	383.7	389.1
Real estate, rental and leasing	846.0	881.0	908.1	937.1	887.6	874.3
Professional, scientific and technical services	281.2	289.6	298.6	307.8	290.2	253.7
Management of companies and enterprises	29.7	35.7	34.6	33.5	32.3	30.0
Administrative and support and waste management and remediation services	209.4	217.1	223.8	227.5	215.1	195.9
Education services	387.5	387.8	394.8	401.0	382.8	388.8
Health care and social assistance	228.0	245.8	252.0	249.1	248.9	239.8
Arts, entertainment and recreation	32.2	33.0	34.0	34.5	33.7	27.8
Accommodation and food services	221.5	225.0	230.8	232.7	210.3	218.5
Other services (except public administration)	215.1	222.1	230.8	232.1	226.0	221.4
Public administration	319.5	319.7	326.3	330.2	342.3	363.0

Subtotal	7,853.6	8,265.6	8,570.1	8,727.9	8,158.4	8,354.9
Less adjustment for banking services	162.2	195.1	230.2	263.7	247.6	244.7

Gross value added at basic values	7,691.4	8,070.5	8,339.9	8,464.2	7,910.8	8,110.2
Taxes on products, net of subsidies	422.2	443.4	458.4	465.3	434.8	445.8

GDP	Ps. 8,113.7	Ps. 8,513.9	Ps. 8,798.3	Ps. 8,929.5	Ps. 8,345.6	Ps. 8,556.0

Note: Numbers may not total due to rounding.

(1)	Preliminary. GDP figures for the first six months of 2010 are annualized.
(2)	Constant pesos with purchasing power at December 31, 2003.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

The following table sets forth the change in Mexico’s real GDP growth by sector for the periods indicated.

Real GDP Growth by Sector(1)

	2005(2)	2006(2)	2007(2)	2008(2)	2009(2)	First six months of 2010(2)(3)
GDP (constant 2003 prices)	3.2%	4.9%	3.3%	1.5%	(6.5)%	5.9%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.4	1.2	1.8	1.8
Secondary Activities:
Mining	(0.3)	1.4	(0.6)	(1.4)	1.0	4.1
Utilities	2.0	12.2	3.7	(2.3)	1.2	2.2
Construction	3.9	7.8	4.4	0.6	(7.5)	(2.7)
Manufacturing	3.6	5.9	1.7	(0.6)	(10.2)	11.6
Tertiary activities:
Wholesale and retail trade	4.6	6.5	5.0	2.2	(14.5)	16.1
Transportation and warehousing	3.6	5.8	3.7	0.1	(8.1)	8.3
Information	8.6	10.7	11.6	8.0	1.6	5.0
Finance and insurance	22.9	9.7	17.3	18.6	(3.8)	3.2
Real estate, rental and leasing	2.3	4.1	3.1	3.2	(5.3)	1.5
Professional, scientific and technical services	3.6	3.0	3.1	3.1	(5.7)	(4.1)
Management of companies and enterprises	4.8	20.1	(3.1)	(3.1)	(3.7)	(2.6)
Administrative and support and waste management and remediation services	3.6	3.7	3.1	1.6	(5.4)	0.3
Education services	2.1	0.1	1.8	1.6	(4.5)	6.2
Health care and social assistance	1.8	7.8	2.5	(1.1)	(0.1)	(5.1)
Arts, entertainment and recreation	0.7	2.3	3.1	1.5	(2.3)	0.1
Accommodation and food services	0.8	1.6	2.6	0.9	(9.6)	4.3
Other services (except public administration)	2.2	3.3	3.9	0.6	(2.7)	(1.4)
Public administration	2.1	0.1	2.1	1.2	3.7	4.7

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2003 pesos.
(2)	Preliminary. GDP figures for the first six months of 2009 are annualized.
(3)	First six months of 2010 results as compared to the same period of 2009.

Source: INEGI.

Prices and Wages

Over the medium term, the Government is committed to reversing the decline in real wages experienced in the 1990s through control of inflation, a controlled gradual upward adjustment of wages and a reduction in income taxes for the lower income brackets. The fiscal and monetary policies implemented by the Government following the 1995 peso devaluation and subsequent crisis succeeded in lowering inflation (as measured by the increase in the national consumer price index, or NCPI) from 52.0% in 1995 to 15.7% in 1997.

Consumer inflation during 2007 was 3.8%, 0.3 percentage points lower than during 2006 and 0.8 percentage points higher than inflation as estimated in the budget for that year. The performance of inflation in 2007 was primarily due to increases in the prices of inputs and raw materials internationally.

Consumer inflation during 2008 was 6.5%, 3.5 percentage points higher than inflation as estimated in the budget for that year and 2.8 percentage points higher than during 2007. The performance of inflation in 2008 was mainly due to increases in the prices of energy and food, as well as the variation in prices of goods as a result of the depreciation of the peso against the dollar.

Consumer inflation during 2009 was 3.6%, 0.3 percentage points higher than inflation as estimated in the budget for that year and 3.0 percentage points lower than during 2008. Inflation in 2009 followed a downward trend, due to relatively low economic activity and an environment characterized by the absence of demand pressures.

Inflation for the nine months ended September 30, 2010 was 2.4%, 0.1 percentage points higher than during the same period of 2009.

Producer prices (excluding prices of the oil and services sectors) rose by 2.0% during 2009, 8.5 percentage points lower than the increase observed during 2008.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated.

Changes in Price Indices

	National Producer Price Index(1)(2)	National Consumer Price Index(1)	Increase in Minimum Wage
2005	2.5%	3.3%	4.5%
2006	7.1	4.1	4.0
2007	3.7	3.8	3.9
2008	10.5	6.5	4.0
2009	2.0	3.6	4.6
2010
January	0.9	1.1	4.9
February	0.9	0.6	0.0
March	0.6	0.7	0.0
April	(0.5)	(0.3)	0.0
May	(0.1)	(0.6)	0.0
June	(0.1)	(0.0)	0.0
July	0.2	0.2	0.0
August	0.3	0.3	0.0
September	0.4	0.5	0.0

(1)	For annual figures, changes in price indices are calculated from December to December. For monthly figures, changes in price indices are measured from the end of the previous month.
(2)	Excludes prices of the oil and services sectors.

Sources: Banco de México; Ministry of Labor.

Interest Rates

During 2007, interest rates on 28-day Cetes (Treasury bills) averaged 7.2% and interest rates on 91-day Cetes averaged 7.4%, the same as the average rate on 28-day Cetes and 0.1 percentage points higher than the average rate on 91-day Cetes during 2006. Interest rates rose during the second half of the year, primarily as a result of an increase in inflationary pressures and the volatility of the international financial markets due to the U.S. subprime crisis.

During 2008, interest rates on 28-day Cetes averaged 7.7% and interest rates on 91-day Cetes averaged 7.9%, as compared with average rates on 28-day and 91-day Cetes of 7.2% and 7.4%, respectively, during the same period of 2007.

During 2009, interest rates on 28-day Cetes averaged 5.4% and interest rates on 91-day Cetes averaged 5.5%, as compared with average rates on 28-day and 91-day Cetes of 7.7% and 7.9%, respectively, during 2008. These decreases in interest rates were primarily due to several reductions by Banco de México of the minimum overnight funding rate during the first seven months of 2009.

During the first nine months of 2010, interest rates on 28-day Cetes averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 5.7% and on 91-day Cetes of 5.8% during the same period of 2009. On November 4, 2010, the 28-day Cetes rate was 3.9% and the 91-day Cetes rate was 4.3%.

Since March 1995, Banco de México has published an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interest rate, or TIIE). The TIIE is calculated for 28 days and 91 days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. By contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP), an alternative measure of interest rates, lags somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2005:
January-June	9.4%	9.6%	6.4%	9.7%	9.8%
July-December	9.0	9.1	6.5	9.5	9.4
2006:
January-June	7.4	7.4	5.4	7.7	7.8
July-December	7.0	7.2	4.9	7.3	7.6
2007:
January-June	7.1	7.3	4.9	7.5	7.7
July-December	7.3	7.5	5.1	7.8	7.9
2008:
January-June	7.5	7.6	5.4	7.9	8.0
July-December	7.9	8.2	6.0	8.6	8.7
2009:
January-June	6.3	6.4	5.0	7.0	6.9
July-December	4.5	4.6	3.5	4.9	5.0
2010:
January	4.5	4.6	3.4	4.9	5.1
February	4.5	4.6	3.4	4.9	5.0
March	4.5	4.6	3.4	4.9	5.0
April	4.4	4.6	3.4	4.9	5.0
May	4.5	4.6	3.4	4.9	5.0
June	4.6	4.7	3.4	4.9	5.0
July	4.6	4.6	3.4	4.9	5.0
August	4.5	4.6	3.5	4.9	5.0
September	4.4	4.6	3.5	4.9	5.0

Source: Banco de México.

Employment and Labor

The number of permanent workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, was 12,317,080 at December 31, 2009, a decrease of 433,160 from the level recorded at the end of 2008.

According to preliminary information, the Tasa de Desocupación Abierta (open unemployment rate)1 was 4.8% at December 31, 2009, or 0.5 percentage points higher than the rate registered at December 31, 2008. In 2009, the average unemployment rate was 5.5%, an increase of 1.5 percentage points from the average unemployment rate in 2008.

According to preliminary figures, the unemployment rate was 5.7% at September 30, 2010, which represents a decrease of 0.7 percentage points as compared to the unemployment rate at September 30, 2009.

Unemployment has been, and continues to be, particularly widespread in rural areas, where, according to the 2005 housing and population census, approximately 23.5% of the population resides. Since the early 1990s, Mexico’s trade liberalization policies and the implementation of NAFTA have produced structural changes in the economy that have generated unemployment. Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government recognizes that addressing Mexico’s significant unemployment and underemployment problem is likely to continue to be an important challenge.

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled labor and management personnel, as well as high turnover rates. Since 1978, the Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. The Government recognizes that further significant investment in worker training will be required.

A significant portion of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains certain legal limitations on strikes. Approximately 0.007% of total working days in 2009 was lost due to strikes, the same amount as in 2008.

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives of business, labor and the Government. Mexican law requires industry to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems. The minimum wage was increased by 4.9% on January 1, 2010.

The Ley del Seguro Social (Social Security Law) and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers), which we refer to collectively as the Social Security Laws, require employers (including government entity employers) to deposit with a credit institution selected by the employer an amount equal to 2% of each worker’s base salary. The amount contributed on behalf of each worker forms a retirement sub-account that, together with the housing sub-account described below, constitutes a single account for each worker. Sums contributed to a worker’s retirement sub-account may be withdrawn only when the worker retires or becomes permanently disabled. In addition, since 1997, each worker has been allowed to maintain an independent retirement account managed by an approved retirement fund manager. The retirement fund managers are financial institutions established, subject to Government approval, to administer individual pension accounts and manage mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds). A majority of the outstanding shares of each retirement fund manager must be owned by Mexican persons, and no single person may acquire control over more than 10% of any class of shares. This retirement savings system was designed both to improve the economic condition of Mexican workers and to promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors.

[1]

In October of 2005, the INEGI restated unemployment figures for 2000-2005 based on a new methodology for calculating the open unemployment rate. The new methodology aims to conform with standards established by the OECD and to facilitate compatibility internationally. The unemployment rate is a measure of the proportion of unemployed persons during the reference period that are older than 14 years of age and actively sought work during the preceding month, relative to the economically active population, i.e., all persons older than 14 who worked during the reference period, or were unemployed during the reference period and actively sought work during the preceding month.

The Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE Law) became effective on March 31, 2007. Federal employees hired after the enactment of the law were required to join a new fully funded pension system created by the law, while then-current federal employees were allowed to choose between that new system and the existing pay-as-you-go pension system. These changes to the ISSSTE pension system have been essential in helping the Government address the difficult financial situation of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE), and of the healthcare and pension systems for federal employees.

The ISSSTE Law provides ISSSTE with additional means to accomplish its goals. In addition, the Government expects the ISSSTE Law to contribute to economic growth and social welfare by increasing domestic savings, especially long-term savings, and should over time reduce ISSSTE’s costs. This law gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.

The ISSSTE Law is also expected to improve the effectiveness of the healthcare and pension systems for federal employees and their families. Among the most significant changes resulting from the ISSSTE Law is the clustering of 21 existing insurance programs into the following four accounts: (1) retirement, (2) life and disability, (3) worker’s compensation, and (4) healthcare. It also created PENSIONISSSTE, a state-owned entity that, together with Administradoras de Fondos de Ahorro para el Retiro (pension fund management companies, or AFORES), manages federal employees’ individual accounts.

On July 19, 2007, the Comisión Nacional del Sistema de Ahorro para el Retiro (the National Commission of the System of Savings for Retirement or CONSAR) approved a new investment regime (Circular CONSAR 15-19) through which each AFORE is allowed to offer five different types of funds (instead of two) with varying levels of risk designed for certain age groups. These new funds range from Fund 5 (intended for workers aged 26 or less), which may invest up to 30% of its assets in equities, to Fund 1 (targeted toward workers aged 56 or more), which is limited to fixed income and international investments, broadening the investment options that AFORES may offer.

At December 31, 2009, 39.9 million individual retirement accounts had been established with AFORES. On December 31, 2009, the total amount of funds accumulated in the individual accounts of workers with AFORES (including transfers from the pension sub-accounts established with banks under the old Social Security Laws, direct contributions under the new pension system and recognition bonuses for ISSSTE beneficiaries that opted for the defined contribution system) and in housing sub-accounts managed by the Housing Fund Institute was Ps. 1,864.9 billion.

At December 31, 2009, the assets managed by AFORES totaled Ps. 1,151.2 billion. AFORES may invest up to 100% of the funds they manage in Government debt securities or in securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign securities, with specific limits on the credit rating of debt securities. At December 31, 2009, 66.3% of the total portfolio was invested in Government securities, while the remaining 33.7% was invested in private sector, bank, local government and foreign securities.

The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or Housing Fund Institute) was created in 1972 in order to administer housing programs for workers and address the shortage of housing. This shortage was estimated at 7.4 million housing units over the period from 2006 to 2012, based on data from the 2000 census. The Housing Fund Institute acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are in turn required to be deposited to an account of the Housing Fund Institute at Banco de México. Upon a worker’s receipt of a loan from the Housing Fund Institute for the purchase or construction of a home, any amounts in the worker’s housing sub- account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

At December 31, 2009, a total of Ps. 150.2 billion had been deposited in the pension and housing funds, Ps. 58.3 billion of which corresponded to deposits made to workers’ retirement sub-accounts and Ps. 91.9 billion of which corresponded to deposits made to workers’ housing sub-accounts.

PRINCIPAL SECTORS OF THE ECONOMY

Manufacturing

According to preliminary figures, the manufacturing sector grew by 1.7% in real terms during 2007, as compared to 2006, due to an important deceleration of the automotive industry. In particular, the growth of the number of motor vehicles produced in Mexico slowed to 2% in real terms, after it had grown by 21.1% percent in 2006. Fourteen manufacturing sectors experienced growth during 2007: food manufacturing grew by 2.3%; beverage and tobacco product manufacturing grew by 3.4%; the production of textile product mills grew by 1.4%; wood product manufacturing grew by 2.3%; paper manufacturing grew by 3.0%; printing and related support activities grew by 0.5%; chemical manufacturing grew by 2.1%; plastics and rubber products manufacturing grew by 2.6%; nonmetallic mineral product manufacturing grew by 2.3%; fabricated metal product manufacturing grew by 0.4%; computer and electronic product manufacturing grew by 4.0%; electrical equipment, appliance and component manufacturing grew by 2.8%; transportation equipment manufacturing grew by 3.1%; and miscellaneous manufacturing grew by 3.3%, each in real terms. In contrast, the production of textile mills decreased by 3.1%; apparel manufacturing decreased by 6.0%; leather and allied product manufacturing decreased by 1.5%; petroleum and coal products manufacturing decreased by 2.1%; primary metal manufacturing decreased by 1.6%; furniture and related product manufacturing decreased by 1.1%; and machinery manufacturing decreased by 1.5%, each in real terms.

According to preliminary figures, the manufacturing sector contracted by 0.6% in real terms during 2008, as compared to 2007, primarily due to a decrease in manufacturing exports, resulting from the recession in the United States and Mexico’s other trading partners, as well as the deceleration in domestic demand. Nine manufacturing sectors experienced growth during 2008: food manufacturing grew by 1.5%; beverage and tobacco product manufacturing grew by 2.4%; apparel manufacturing grew by 2.5%; paper manufacturing grew by 2.5%; printing and related support activities grew by 5.2%; petroleum and coal products manufacturing grew by 0.7%; fabricated metal product manufacturing grew by 0.9%; transportation equipment manufacturing grew by 0.5%; and miscellaneous manufacturing grew by 1.7%, each in real terms. In contrast, the production of textile mills decreased by 7.3%; the production of textile product mills decreased by 7.7%; leather and allied product manufacturing decreased by 3.0%; wood product manufacturing decreased by 3.1%; chemical manufacturing decreased by 1.9%; plastics and rubber products manufacturing decreased by 1.7%; nonmetallic mineral product manufacturing decreased by 3.8%; primary metal manufacturing decreased by 0.5%; machinery manufacturing decreased by 0.3%; computer and electronic product manufacturing decreased by 12.1%; electrical equipment, appliance and component manufacturing decreased by 0.1%; and furniture and related product manufacturing decreased by 4.1%, each in real terms.

According to preliminary figures, the manufacturing sector contracted by 10.2% in real terms during 2009 as compared to 2008, mainly due to lower demand for Mexican exports due to the global economic recession and the severe contraction of the U.S. automobile industry. In addition, twenty manufacturing sectors contracted during 2009: food manufacturing decreased by 0.1%; the production of textile mills decreased by 9.9%; the production of textile product mills decreased by 11.4%; apparel manufacturing decreased by 10.9%; leather and allied product manufacturing decreased by 7.5%; wood product manufacturing decreased by 11.3%; paper manufacturing decreased by 0.9%; printing and related support activities decreased by 5.5%; petroleum and coal products manufacturing decreased by 2.5%; chemical manufacturing decreased by 2.3%; plastics and rubber products manufacturing decreased by 8.4%; nonmetallic mineral product manufacturing decreased by 8.6%; primary metal manufacturing decreased by 19.5%; fabricated metal product manufacturing decreased by 18.5%; machinery manufacturing decreased by 20.1%; computer and electronic product manufacturing decreased by 18.7%; electrical equipment, appliance and component manufacturing decreased by 12.8%; transportation equipment manufacturing decreased by 26.8%; furniture and related product manufacturing decreased by 7.6%; and miscellaneous manufacturing decreased by 3.9%, each in real terms. However, the beverage and tobacco product manufacturing sector grew by 0.4% in real terms during 2009.

According to preliminary figures, the manufacturing sector expanded by 11.6% in real terms during the first six months of 2010 as compared to the same period of 2009, due to increased demand for Mexican exports. Nineteen manufacturing sectors experienced growth during the first six months of 2010 as compared to the first six months of 2009: food manufacturing grew by 1.5%; the production of textile mills grew by 10.0%; the production of textile product mills grew by 5.7%; apparel manufacturing grew by 9.7%; leather and allied product manufacturing grew by 15.6%; wood product manufacturing grew by 2.4%; paper manufacturing grew by 6.1%; printing and related support activities grew by 8.6%; chemical manufacturing grew by 1.8%; plastics and rubber products manufacturing grew by 11.3%; nonmetallic mineral product manufacturing grew by 0.6%; primary metal manufacturing grew by 9.8%; fabricated metal product manufacturing grew by 6.8%; machinery manufacturing grew by 29.7%; computer and electronic product manufacturing grew by 15.3%; electrical equipment, appliance and component manufacturing grew by 9.2%; transportation equipment manufacturing grew by 62.3%; furniture and related product manufacturing grew by 10.0%; and miscellaneous manufacturing grew by 2.7%, each in real terms. However, beverage and tobacco product manufacturing decreased by 3.3% and petroleum and coal products manufacturing decreased by 0.9%, each in real terms.

The following table shows the value of industrial manufacturing output and the percentage of total output accounted for by each manufacturing sector in constant 2003 prices for the years indicated.

Industrial Manufacturing Output

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	2005(1)	2009(1)
	(in billions of pesos)(2)					(% of total)
Food	Ps. 319.6	Ps. 325.2	Ps. 332.8	Ps. 337.7	Ps. 337.5	22.1%	24.2%
Beverage and tobacco products	87.4	92.9	96.1	98.3	98.7	6.0	7.1
Textile mills	16.2	16.3	15.8	14.7	13.2	1.1	0.9
Textile product mills	6.6	7.0	7.1	6.5	5.8	0.5	0.4
Apparel	42.8	42.0	39.5	40.4	36.0	3.0	2.6
Leather and allied products	19.9	20.7	20.3	19.7	18.2	1.4	1.3
Wood products	17.1	17.4	17.8	17.2	15.3	1.2	1.1
Paper	31.2	32.5	33.4	34.3	34.0	2.2	2.4
Printing and related support activities	12.2	13.4	13.5	14.2	13.4	0.8	1.0
Petroleum and coal products	44.8	45.5	44.6	44.9	43.8	3.1	3.1
Chemicals	143.5	149.2	152.3	149.4	146.1	9.9	10.5
Plastics and rubber products	40.1	41.5	42.6	41.9	38.3	2.8	2.8
Nonmetallic mineral products	96.8	103.4	105.8	101.9	93.1	6.7	6.7
Primary metals	86.8	89.9	88.5	88.0	70.9	6.0	5.1
Fabricated metal products	49.2	52.4	52.6	53.1	43.3	3.4	3.1
Machinery	35.1	37.5	36.9	36.8	29.4	2.4	2.1
Computers and electronic products	73.1	80.5	83.7	73.6	59.8	5.0	4.3
Electrical equipment, appliances and components	46.0	51.3	52.7	52.7	45.9	3.2	3.3
Transportation equipment	228.7	261.4	269.4	270.7	198.0	15.8	14.2
Furniture and related products	21.8	21.5	21.3	20.4	18.9	1.5	1.4
Miscellaneous	29.2	32.3	33.4	34.0	32.6	2.0	2.3

Total	Ps. 1,448.1	Ps. 1,533.9	Ps. 1,560.1	Ps. 1,550.3	Ps. 1,392.3	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary.
(2)	Constant pesos with purchasing power at December 31, 2003.

Source: National Institute of Statistics Geography and Informatics.

In order to take advantage of lower manufacturing overhead, particularly with respect to labor costs, and Mexico’s common border with the United States, the Government has encouraged the development of in-bond industries since the early 1980s. Companies in these industries are permitted to import all machinery, equipment and materials used to produce goods for re-export on a duty-free basis. The products produced by the in-bond industry include auto parts, electronic items, food, household appliances, finished textiles and toys. See “External Sector of the Economy—In-bond Industry.”

Most of the growth in Mexico’s manufacturing output since 1987 has resulted from increased production by plants located outside of the Valley of Mexico (where Mexico City is located). However, a significant portion of Mexico’s manufacturing output still originates from plants located in this area. In an effort to address the high pollution levels in the Valley of Mexico, the authorities have implemented regulations that require certain types of plants to reduce operations or close temporarily when the concentration of pollutants in the air rises to certain levels. The authorities ordered industrial plants in the Valley of Mexico to reduce operations for one day in 2005, for two days in 2006, for three days in 2007, for two days in 2008 and for two days in 2009, due to high pollution levels. The Government has also followed a general policy of discouraging industry from constructing new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara.

The concentration of industry in the Valley of Mexico, together with Mexico City’s climatic and demographic characteristics, contribute to high levels of suspended particles, sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil), airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry), carbon monoxide (produced by the incomplete combustion of gasoline) and ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation). While the various means of transportation in and around Mexico City account for the vast majority of the air pollution in Mexico City and, indirectly, for the vast majority of ozone present in the atmosphere (and are thus the main target of anti-pollution programs), industry also produces a significant amount of pollution.

In addition to the existing anti-pollution regulations issued pursuant to the Ley General de Equilibrio Ecológico y la Protección al Ambiente (Law of Ecologic Equilibrium and the Protection of the Environment), on March 11, 1992, the Government, through the Metropolitan Pollution Commission of the Valley of Mexico, entered into an agreement with representatives of industries located in the Valley of Mexico to coordinate and intensify measures to control and reduce the pollution generated by these industries.

Moreover, the use of catalytic converters in cars has been phased in, and, starting with the 1993 model year, all new cars driven in Mexico City are required to be equipped with emissions control equipment that meets U.S. performance standards. In 1989, Mexico City instituted a program entitled Hoy No Circula (No Driving Today), requiring that one-fifth of the city’s private vehicles be kept out of circulation each weekday. The program has periodically been expanded to remove cars from circulation two times each week, when the Government has detected high levels of pollution in the city. On July 5, 2008, this program was expanded to regulate driving on Saturdays. This program currently remains in effect in Mexico City and has been introduced in several other cities.

Petroleum and Petrochemicals

General

Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the subsidiary entities and, together with Petróleos Mexicanos and its subsidiary companies, PEMEX) comprise Mexico’s state oil and gas company. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Government and is a legal entity empowered to own property and carry on business in its own name. PEMEX is the largest company in Mexico and is one of the largest companies in the world.

The activities of PEMEX are regulated primarily by:

•

the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, or the Regulatory Law); and

•	the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law).

The Regulatory Law and the Petróleos Mexicanos Law grant PEMEX the exclusive right to:

•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•

explore, exploit, produce and sell (first-hand) natural gas and transport and store natural gas, to the extent the transportation and storage activities are inextricably linked with such exploitation and production; and

•

produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that constitute basic petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

Several other laws, including the following, regulate certain aspects of PEMEX’s activities:

•	the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law);

•	the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law);

•	the Ley Federal de las Entidades Paraestatales (Federal Law of Decentralized Public Entities);

•	the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services);

•	the Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público (Law of Acquisitions, Leasing and Services of the Public Sector);

•	the Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law);

•	the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition); and

•	the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law).

Under legal reforms adopted in October 2008, PEMEX is now permitted to have a more flexible contracting structure for its core production activities. In order to strengthen PEMEX’s ability to execute contracts, PEMEX is authorized to offer cash compensation to contractors that provide PEMEX with benefits from new technologies, faster execution or greater profits, subject to the requirement that payment obligations in respect of construction and services contracts always be made in cash and that in no case ownership rights over hydrocarbons be granted.

Results of Operations

Based on its audited consolidated financial statements prepared in accordance with Mexican Financial Reporting Standards, PEMEX’s total sales revenues amounted to Ps. 1,089.9 billion during 2009, a decrease of 18.0% as compared with total sales revenues during 2008 of Ps. 1,328.9 billion. Total sales revenue did not include the Impuesto Especial sobre Producción y Servicios (IEPS) tax in either 2008 or 2009, because the IEPS tax rate was negative during both years.

Domestic sales decreased by 12.3% in 2009, from Ps. 679.8 billion in 2008 to Ps. 596.4 billion in 2009, primarily due to decreases in the prices and volumes of sales of natural gas, petroleum products and petrochemicals sold by PEMEX. Domestic sales of petroleum products decreased by 5.0%, domestic sales of petrochemicals (including certain by-products of the petrochemical production process) decreased by 28.6% and domestic sales of natural gas decreased by 43.9% in 2009. Total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which each export sale was made) decreased by 24.2% in peso terms in 2009, from Ps. 644.4 billion in 2008 to Ps. 488.3 billion in 2009, primarily as a result of a decline in crude oil and product prices and a reduction in the volume of crude oil exports. The weighted average price per barrel of crude oil exported by PEMEX fell by 31.9%, from U.S. $84.38 in 2008 to U.S. $57.42 in 2009. The volume of crude oil exports decreased by 12.7%, from 1,403 thousand barrels per day in 2008 to 1,225 thousand barrels per day in 2009, mainly as a consequence of the natural decline of the Cantarell fields.

During 2009, PEMEX incurred a net loss, as calculated in accordance with Mexican Financial Reporting Standards, of Ps. 94.7 billion, as compared with a net loss of Ps. 112.1 billion during 2008. This decrease in net loss in 2009 resulted primarily from lower cost of sales, mainly due to reduced purchases of imported products.

Based on the unaudited consolidated financial statements of PEMEX for the first six months of 2009 and 2010, PEMEX’s total sales revenues increased by 27.9%, from Ps. 485.9 billion in the first six months of 2009 to Ps. 621.4 billion in the first six months of 2010. The increase in total sales resulted primarily from increases in prices of crude oil exports and increased domestic sales of petroleum products, dry natural gas and petrochemical products.

PEMEX’s domestic sales increased by 23.2% in the first six months of 2010, from Ps. 273.1 billion in the first six months of 2009 to Ps. 336.4 billion in the first six months of 2010, primarily due to a 22.0% increase in sales of petroleum products, a 19.6% increase in sales of dry natural gas and a 58.7% increase in sales of petrochemical products. Total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 34.5%, from Ps. 210.0 billion in the first six months of 2009 to Ps. 282.4 billion in the first six months of 2010, primarily due to increases in crude oil export prices and volume, which were partially offset by the appreciation of the Mexican peso against the U.S. dollar during the first six months of 2010. The weighted average price per barrel of crude oil exported by PEMEX increased by 48.7%, from U.S. $47.49 in the first six months of 2009 to U.S. $70.64 in the first six months of 2010.

In the first six months of 2010, PEMEX reported a net loss of Ps. 18.7 billion on Ps. 621.4 billion in total revenues, as compared to a net loss of Ps. 25.8 billion on Ps. 485.9 billion in total revenues in the first six months of 2009. This decrease in net loss is primarily explained by a 42.3% increase in income before taxes and duties as a result of higher crude oil, natural gas and petroleum products prices, as well as a larger IEPS tax credit.

Reserves

Under the Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law establishing them, Petróleos Mexicanos and the subsidiary entities (except for Pemex-Petrochemicals) have the exclusive right to produce, not own, these reserves, and sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible—from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure histories.

The reserves data set forth herein represents only estimates. Reserves evaluation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate. Moreover, pursuant to the Regulatory Law, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) is currently reviewing PEMEX’s hydrocarbon reserves estimates. Once this review has been completed, the Secretaría de Energía (Ministry of Energy) will disclose the hydrocarbon reserves of Mexico, as estimated by the National Hydrocarbons Commission. Differences may arise between PEMEX’s reserves estimates and those of the National Hydrocarbons Commission.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 1.5% in 2009, from 11,865 million barrels at December 31, 2008 to 11,691 million barrels at December 31, 2009. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 5.2% in 2009, from 8,618 million barrels at December 31, 2008 to 8,167 million barrels at December 31, 2009. These decreases were principally due to crude oil and condensates production during 2009, as well as a decline in crude oil reserves in the Akal field and the Paleocanal de Chicontepec, which were partially offset by the field development and reserves reclassification activities, as well as exploratory additions.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 5.8% in 2009, from 12,702 billion cubic feet at December 31, 2008 to 11,966 billion cubic feet at December 31, 2009. Mexico’s proved developed dry gas reserves decreased by 7.6% in 2009, from 8,206 billion cubic feet at December 31, 2008 to 7,586 billion cubic feet at December 31, 2009. Mexico’s proved undeveloped dry gas reserves decreased by 2.6% in 2009, from 4,496 billion cubic feet at December 31, 2008 to 4,380 billion cubic feet at December 31, 2009. These decreases were principally due to the volume of dry gas production during 2009, which was partially offset by exploratory additions.

The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2009

Based on Average Fiscal Year Prices(1)

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	8,167	7,586
Proved undeveloped reserves	3,524	4,380

Total proved reserves	11,691	11,966

Note: Numbers may not total due to rounding.

(1)	PEMEX does not produce synthetic oil or synthetic gas, or extract other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2005	2006	2007	2008	2009
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	14,803	13,671	12,849	12,187	11,865
Revisions(2)	165	425	455	444	577
Extensions and discoveries	57	86	150	370	311
Production	(1,354)	(1,332)	(1,268)	(1,135)	(1,062)

At December 31	13,671	12,849	12,187	11,865	11,691

Proved developed reserves at December 31	9,617	8,978	8,436	8,618	8,167
Proved undeveloped reserves at December 31	4,054	3,871	3,751	3,247	3,524

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2005	2006	2007	2008	2009
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	14,807	14,557	13,856	13,162	12,702
Revisions(1)	640	280	879	730	504
Extensions and discoveries	415	505	171	454	404
Production(2)	(1,305)	(1,487)	(1,744)	(1,643)	(1,644)

At December 31	14,557	13,856	13,162	12,702	11,966

Proved developed reserves at December 31	8,888	8,688	8,163	8,206	7,586
Proved undeveloped reserves at December 31	5,669	5,168	4,999	4,496	4,380

Note: Numbers may not total due to rounding.

(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Exploration and Drilling

PEMEX seeks to identify new oil reservoirs through its exploration program in order to increase the future replacement rate of proved reserves. While PEMEX’s replacement rate for proved hydrocarbon reserves has increased in recent years, from 50.3% in 2007 to 71.8% in 2008 and to 77.1% in 2009, its overall replacement rate is still less than 100%, which represents a decline in Mexico’s proved hydrocarbon reserves. From 1990 through 2009, PEMEX completed 7,754 exploration and development wells. During 2009, PEMEX’s average success rate for exploratory wells was 36% and its average success rate for development wells was 94%. From 2005 to 2009, PEMEX discovered 20 new crude oil fields and 49 new natural gas fields, bringing the total number of its crude oil and natural gas producing fields to 394 at the end of 2009.

PEMEX’s 2009 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters in the Gulf of Mexico, where PEMEX discovered new reservoirs that represent new drilling opportunities. These exploratory activities yielded 388.9 million barrels of oil equivalent of proved reserves in 2009. A total of 13 fields were discovered, seven of which contain non-associated gas and six of which contain crude oil. Within the currently producing fields, 14 reservoirs were discovered, seven of which contain non-associated gas and seven of which contain crude oil. In addition, two fields were delineated, a process that involves the drilling of several wells to determine the extent of the reserves found at each field. PEMEX also continued its main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. PEMEX acquired 18,287 square kilometers of three-dimensional seismic data in 2009, of which 56% was in the deep waters of the Gulf of Mexico.

The following table summarizes PEMEX’s drilling activity for the five years ended December 31, 2009, all of which occurred in Mexican territory.

	Year ended December 31,
	2005	2006	2007	2008	2009
Wells initiated(1)	759	672	615	822	1,490
Exploratory wells initiated(1)	73	58	49	68	71
Development wells initiated(1)	686	614	566	754	1,419
Wells drilled(2)	742	656	659	729	1,150
Exploratory wells	74	69	49	65	75
Productive exploratory wells(3)	39	32	24	21	27
Dry exploratory wells	35	37	25	44	48
Success rate %	53	46	49	32	36
Development wells	668	587	610	664	1,075
Productive development wells	612	541	569	612	1,014
Dry development wells	56	46	41	52	61
Success rate %(4)	92	92	94	92	94
Producing wells (annual averages)(5)	5,682	6,080	6,280	6,382	6,890
Marine region	388	411	434	453	469
Southern region	959	958	926	947	1,005
Northern region	4,335	4,711	4,920	4,982	5,416
Producing wells (at year end)(6)	5,671	5,998	5,942	6,247	6,814
Crude oil	3,128	3,126	2,884	3,127	3,713
Natural gas	2,543	2,872	3,058	3,120	3,101
Producing fields	357	364	352	345	394
Marine region	29	30	30	30	33
Southern region	84	88	87	93	97
Northern region	244	246	235	222	264
Drilling Rigs	116	103	116	143	176
Kilometers drilled	2,004	1,858	1,798	2,199	3,770
Average depth by well (meters)	2,828	2,771	2,744	2,748	2,494
Discovered fields(7)	16	13	14	13	13
Crude oil	3	2	4	5	6
Natural gas	13	11	10	8	7
Crude oil and natural gas output by well (barrels of oil equivalent per day)	774	729	699	621	548
Total developed acreage (km2)(8)	7,828	7,596	8,132	8,088	8,376
Total undeveloped acreage (km2)(8)	588	655	616	690	953

Note: Numbers may not total due to rounding.

(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells and includes only wells with discoveries since 2007.
(4)	Excludes injector wells.
(5)	In April 2010, the monthly average of total producing wells, which are wells that are not only capable of production but are actually producing during the relevant period, was 7,339.
(6)	All productive wells, and all other wells referred to in this table, are “net,” because PEMEX does not grant others any fractional working interests in any wells that it owns; PEMEX also has not acquired any fractional working interest in wells owned by others.
(7)	Includes only fields with proved reserves.
(8)	All acreage is net, because PEMEX has the exclusive right to exploit Mexico’s oil and gas reserves, i.e., PEMEX neither grants others fractional interests nor enters into other types of production sharing arrangements.

Source: Pemex-Exploration and Production.

Production and Refining

PEMEX produces four types of crude oil: Maya, a heavy crude oil; Altamira, a heavy crude oil; Isthmus, a light crude oil and Olmeca, a very light crude oil. Most of PEMEX’s production consists of Isthmus and Maya crude oil. In 2009, 58.4% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crude oil and 41.6% consisted of light and extra-light crude oil. In 2009, PEMEX produced an average of 2,602 thousand barrels per day of crude oil, 6.8% less than its average daily production in 2008 of 2,792 thousand barrels per day of crude oil. The decrease in 2009 was due mainly to the decline of production in the Cantarell complex, which was only partially offset by an increase in crude oil production in the Ku-Maloob-Zaap complex. Shutdowns of wells in the offshore regions as a result of adverse weather conditions, maintenance and inventory accumulations also contributed to this decrease, as did the completion and workover of several wells in the Southwestern Marine and Southern regions.

PEMEX’s crude oil production has also decreased over the past several years, primarily as a result of the natural decline of production in the Cantarell complex. In order to counteract this decline in production, PEMEX invests funds to maintain, as well as increase, the amount of extractable hydrocarbon reserves in Mexico. PEMEX also continues to invest capital to enhance its hydrocarbon recovery ratio and to improve the reliability and productivity of its infrastructure. In 2010, PEMEX has budgeted Ps. 32,865 million for exploration activities, which represents an 8.2% increase in nominal terms from the amount invested in exploration activities in 2009. For development activities, PEMEX has budgeted Ps. 153,621 million, which represents a 2.3% nominal increase over the amount invested in development activities in 2009.

PEMEX’s average natural gas production (excluding natural gas liquids) increased by 1.6% in 2009, from 6,919 million cubic feet per day in 2008 to 7,031 million cubic feet per day in 2009, while the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals increased by 4.6%, from 4,240 million cubic feet per day in 2008 to 4,436 million cubic feet per day in 2009. In 2009, Pemex-Refining produced 1,343 thousand barrels per day of refined products as compared to 1,307 thousand barrels per day of refined products in 2008.

The following table sets forth production rates for crude oil, natural gas, refined products and petrochemicals.

Production

	Year Ended December 31,
	2005	2006	2007	2008	2009
Crude oil (tbpd)	3,333	3,256	3,076	2,792	2,602
Natural gas(1) (mmcfpd)	4,818	5,356	6,059	6,919	7,031
Refined products(2) (tbpd)	1,338	1,330	1,312	1,307	1,343
Petrochemicals(3) (ttpy)	10,603	10,961	11,757	11,973	11,956

Notes: Numbers may not total due to rounding.

mmcfpd = million cubic feet per day.

tbpd = thousand barrels per day.

ttpy = thousand tons per year.

(1)	Reflects natural gas production by Pemex-Exploration and Production.
(2)	Includes natural gas liquids.
(3)	These figures include petrochemical products manufactured by Pemex-Petrochemicals, those manufactured by Pemex-Refining and ethane and sulfur produced by Pemex-Gas and Basic Petrochemicals.

Source: PEMEX-Exploration and Production.

Petrochemicals

PEMEX produces basic inputs into the petrochemical production process (such as ethane, butane, natural gas liquids and pentanes), other inputs (such as oxygen, nitrogen and hydrogen), petrochemicals (such as methane derivatives, ethylene and its derivatives, aromatics and their derivatives and propylene and its derivatives) and by-products obtained in the petrochemical production process (such as hydrochloric acid and muriatic acid).

PEMEX’s total petrochemical production decreased by 0.1%, from 11,973 thousand tons in 2008 to 11,956 thousand tons in 2009.

Under Mexican law, the right to manufacture basic petrochemical products is vested solely in the Mexican nation, which may produce them only through PEMEX or any other decentralized public entity established by law for this purpose. The Regulatory Law limits basic petrochemicals to the following nine products that are used in the petrochemical production process: ethane, propane, butane, pentanes, hexane, heptane, carbon black, naphthas and methane, when obtained from hydrocarbon reservoirs in Mexico and used as raw material for petrochemical industrial processes. All other petrochemical products may be produced by Pemex-Petrochemicals, by Pemex-Refining or by private sector companies. In addition, the Regulatory Law allows companies that produce basic petrochemicals, as by-products of non-basic petrochemical production, to sell them either internally, within plants in the same unit or complex, or to sell them to Petróleos Mexicanos and the subsidiary entities.

Since the end of 1993, Mexican law has permitted private investment in the manufacture of “secondary” petrochemical products. These are defined to include all petrochemical products not designated “basic” by the Ministry of Energy. Both foreign and domestic private investors may own 100% of any petrochemical plant producing secondary petrochemicals, and companies engaged in the production of secondary petrochemicals which produce basic petrochemicals as by-products may now sell them in the production process within plants in the same unit or complex, or deliver them to PEMEX pursuant to an agreement and under terms established by the Ministry of Energy. As a result, PEMEX no longer has a monopoly on the production and initial sale of most petrochemicals in Mexico.

Commercial Activities

Besides crude oil and natural gas, PEMEX markets a full range of oil and gas derivatives in Mexico, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy requirements. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

PEMEX sells approximately 53% of its crude oil in the domestic market in the form of refined products and petrochemicals; it exports the remainder of the crude oil (1.40 million barrels per day in 2008 and 1.22 million barrels per day in 2009). Total net exports of crude oil, natural gas and derivatives averaged U.S. $24.5 billion per year between 2005 and 2008, and were U.S. $17.0 billion in 2009.

The following table sets forth the average volume of PEMEX’s exports and imports of crude oil (exports only), natural gas, refined products and petrochemical products for the five years ended December 31, 2009 and the percentage change between 2008 and 2009.

Volume of Exports and Imports

	Year ended December 31,					2009(1) vs. 2008
	2005	2006	2007	2008	2009(1)
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	215.8	230.6	172.7	129.6	143.5	10.7
Isthmus	81.0	68.3	41.1	23.0	14.2	(38.3)
Altamira	14.7	14.3	12.7	10.6	12.5	17.9
Maya	1,505.6	1,479.5	1,459.6	1,240.0	1,052.0	(15.2)

Total crude oil	1,817.1	1,792.7	1,686.1	1,403.4	1,222.1	(12.9)
Natural gas(2)	23.9	32.7	138.7	107.4	66.5	(38.1)
Refined products	186.2	188.2	176.9	184.1	244.8	33.0
Petrochemical products(3)(4)	853.6	823.7	746.0	539.6	779.4	44.4
Imports
Natural gas(2)	480.4	451.0	385.6	447.1	422.0	(5.6)
Refined products	391.9	431.1	494.0	548.2	506.4	(7.6)
Petrochemical products(3)(5)	397.4	435.6	425.1	439.8	568.3	29.2

Note: Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.

(1)	Does not include 1,201.7 thousand barrels that are owned by P.M.I. Norteamérica, S.A. de C.V. (PMI) and kept in storage outside of Mexico.
(2)	Fuel oil equivalent. Numbers expressed in millions of cubic feet per day.
(3)	Thousands of metric tons.
(4)	Includes propylene.
(5)	Includes isobutane, butane and N-butane.

Source: PMI operating statistics.

The following table sets forth the value of exports and imports of crude oil (exports only), natural gas, refined products and petrochemical products for the five years ended December 31, 2009 and the percentage change between 2008 and 2009.

Value of Exports and Imports(1)

	Year ended December 31,										2009 vs. 2008
	2005		2006		2007		2008		2009(2)
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S. $	4,246.4	U.S. $	5,443.4	U.S. $	4,469.1	U.S. $	4,712.2	U.S. $	3,444.9	(26.9)
Isthmus		1,569.6		1,427.9		1,049.9		683.1		327.4	(52.1)
Altamira		193.8		238.4		248.7		309.2		244.3	(21.0)
Maya		22,319.8		27,597.1		32,169.9		37,637.1		21,588.9	(42.6)

Total crude oil(3)		28,329.5		34,706.8		37,937.5		43,341.5		25,605.4	(40.9)
Natural gas		78.9		71.8		350.5		316.3		103.5	(67.3)
Refined products		3,119.2		3,758.0		4,116.6		5,706.6		4,891.8	(14.3)
Petrochemical products		356.7		352.6		297.1		384.1		175.7	(54.3)

Total natural gas and products		3,554.8		4,182.4		4,764.2		6,407.0		5,171.0	(19.3)

Total exports		31,884.1		38,889.2		42,701.7		49,748.5		30,776.4	(38.1)

Imports
Natural gas		1,397.9		1,134.5		995.7		1,423.6		632.8	(55.5)
Refined products		9,418.2		12,007.4		15,700.0		21,882.5		12,884.9	(41.1)
Petrochemical products		207.4		264.8		278.9		350.5		301.4	(14.0)

Total imports		11,023.5		13,406.8		16,974.6		23,656.6		13,819.0	(41.6)

Net exports	U.S. $	20,860.6	U.S. $	25,482.4	U.S. $	25,727.1	U.S. $	26,091.9	U.S. $	16,957.4	(35.0)

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or PMI from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in PEMEX’s financial statements under “Net Sales” because of differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Does not include 1,201.7 thousand barrels that are owned by PMI and kept in storage outside of Mexico.
(3)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Source: PMI operating statistics, which are based on information in bills of lading.

The following table sets forth the average price per barrel of crude oil exported by PEMEX for the years indicated.

Crude Oil Prices

	Year ended December 31,
	2005		2006		2007		2008		2009(1)
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S. $	53.91	U.S. $	64.67	U.S. $	70.89	U.S. $	99.37	U.S. $	65.79
Isthmus		53.11		57.29		69.92		81.09		63.38
Maya		40.61		51.10		60.38		82.92		56.24
Altamira		36.07		45.75		53.71		79.69		53.60
Weighted average realized price	U.S. $	42.71	U.S. $	53.04	U.S. $	61.64	U.S. $	84.38	U.S. $	57.42

(1)	Does not include 1,201.7 thousand barrels that are owned by PMI and kept in storage outside of Mexico.

Source: PMI operating statistics.

The following table sets forth PEMEX’s crude oil export sales by country for the five years ended December 31, 2009.

Crude Oil Exports by Country

	Percentage of Exports
	2005	2006	2007	2008	2009(1)
United States	78.6%	80.3%	80.2%	81.3%	86.8%
Spain	8.9	8.0	7.4	8.8	6.6
Netherlands Antilles	5.2	4.3	4.1	2.6	—
India	1.8	1.8	2.1	2.5	2.5
Canada	2.0	2.0	1.8	1.8	1.7
Others	3.6	3.5	4.4	3.1	2.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Does not include 1,201.7 thousand barrels that are owned by PMI and kept in storage outside of Mexico.

Source: PMI operating statistics.

Although Mexico is not a member of the Organization of Petroleum Exporting Countries (OPEC), it has periodically announced increases and decreases in PEMEX’s crude oil exports in conjunction with production revisions by other oil producing countries, in order to stabilize oil prices. However, since 2004, PEMEX has not changed its export levels as a result of announcements by OPEC, and Mexico has no plans to change PEMEX’s current level of crude oil exports.

PEMEX imports natural gas to satisfy shortfalls in domestic production and to meet demand in areas of northern Mexico which, due to the distance from PEMEX’s fields, can be supplied more efficiently through imports from the United States. PEMEX imported 422.0 million cubic feet per day of dry gas in 2009, a decrease of 5.6% from the 447.1 million cubic feet per day imported in 2008, due to increased production by Pemex-Gas and Basic Petrochemicals’ plants. PEMEX exported 66.5 million cubic feet per day of natural gas in 2009, a decrease of 38.1% as compared to natural gas exports in 2008 of 107.4 million cubic feet per day.

In 2009, imports of refined products decreased in value by 41.1%, while exports of refined products decreased in value by 14.3%, due to lower prices in the international market. PEMEX’s net imports of refined products for 2009 totaled U.S. $7,993.1 million, a 50.6% decrease from the refined products trade deficit of U.S. $16,175.9 million in 2008. In 2009, imports of refined products decreased in volume by 7.6%, from 548.2 thousand barrels per day in 2008 to 506.4 thousand barrels per day in 2009, due to decreased demand for jet fuel, gasoline and diesel, while the volume of exports of refined products increased by 33%, from 184.1 thousand barrels per day in 2008 to 244.8 thousand barrels per day in 2009, due to increased sales of fuel oil and diesel. During 2010, import volumes of refined products are expected to remain stable as compared to 2009, with a slight upward trend due to the continued growth of the Mexican economy. PEMEX also expects a decrease in exports of residuals, due to a reduction in products supplied by PEMEX.

In 2009, the volume of PEMEX’s exports of petrochemical products increased by 44.4%, from 539.6 thousand metric tons in 2008 to 779.4 thousand metric tons in 2009, while imports of petrochemical products also increased by 29.2%, from 439.8 thousand metric tons in 2008 to 568.3 thousand metric tons in 2009. Petrochemical exports increased in 2009, due to higher sales of ethylene and sulfur. The increase in ethylene exports resulted from a larger production surplus due to process adjustments and maintenance works in the derivatives processing plants. The increase in sulfur exports resulted from a decrease in domestic demand.

Capital Expenditures and Investments

Historically, an important component of PEMEX’s investment budget had consisted of projects financed under the Government’s PIDIREGAS program. Under amendments to the Federal Law of Budget and Fiscal Accountability that became effective on November 14, 2008:

•

As of January 30, 2009, PEMEX’s PIDIREGAS-related debt was included in its balance sheet prepared under Mexican Governmental Accounting Standards and is now recognized as public sector debt. For purposes of Mexican Financial Reporting Standards, all of PEMEX’s PIDIREGAS-related financing and assets were already included in its consolidated balance sheet and, therefore, these amendments did not have a material effect on PEMEX’s consolidated balance sheet or income statement for any period.

•

During the second half of 2009, Petróleos Mexicanos assumed, as primary obligor, all payment obligations under PIDIREGAS-related financings entered into by the Pemex Project Funding Master Trust and Fideicomiso Irrevocable de Administración F/163, PEMEX’s principal PIDIREGAS financing vehicles.

As a consequence of these legal changes, PEMEX no longer separately reports its PIDIREGAS and non-PIDIREGAS capital expenditures.

In nominal peso terms, PEMEX’s capital expenditures for exploration and production were Ps. 180,507 million in 2009, as compared to Ps. 136,102 million in 2008, representing a 32.6% increase in nominal terms. Of Pemex-Exploration and Production’s total capital expenditures, Ps. 41,002 million was directed to the Cantarell fields, Ps. 28,626 million was directed to the Strategic Gas Program, Ps. 20,894 million was directed to the Ku-Maloob-Zaap fields, Ps. 20,607 million was directed to the Aceite Terciario del Golfo project, Ps. 19,410 million was used for development of the Burgos natural gas fields (including Ps. 7,373 million from the Financed Public Works Contracts Program), Ps. 10,442 million was directed to the Antonio J. Bermúdez fields, Ps. 5,419 million was directed to the Jujo-Tecominoacán fields, Ps. 4,571 million was directed to the Delta del Grijalva fields, Ps. 4,552 million was directed to the Integral Yaxché project, Ps. 4,496 million was directed to the Bellota-Chinchorro fields and Ps. 3,469 million was directed to the Chuc fields. During 2009, expenditures for these 11 projects amounted to 90.6% of Pemex-Exploration and Production’s capital expenditures for exploration and production. The remaining 9.4% amounted to Ps. 17,019 million in nominal terms, which was directed to the 12 remaining projects as well as administrative and technical support.

For 2010, Pemex-Exploration and Production has a total capital expenditures budget of Ps. 186,486 million, as compared to Ps. 180,507 million of capital expenditures made in 2009, representing an increase of 3.3%. The 2010 budget includes all of the 23 ongoing strategic exploration and production projects, and Ps. 10,737 million of the total budget relates to Financed Public Works Contracts. Approximately Ps. 153,621 million, or 82.4% of Pemex-Exploration and Production’s 2010 capital expenditures budget, is to be allocated to projects relating to field development and pipelines. Approximately Ps. 32,865 million, or 17.6% of its total budget, will be allocated to exploration activities.

The 2010 exploration and production budget includes Ps. 38,041 million for Cantarell, Ps. 32,482 million for the Strategic Gas Program, Ps. 22,238 million for Ku-Maloob-Zaap, Ps. 20,225 million for Aceite Terciario del Golfo, Ps. 18,185 million for Burgos, Ps. 9,511 million for Antonio J. Bermúdez, Ps. 6,316 million for the Jujo-Tecominoacán project, Ps. 5,797 million for the Chuc project, Ps. 5,777 million for the Delta del Grijalva project, Ps. 4,920 million for the Bellota-Chinchorro project, Ps. 4,411 million for the Integral Yaxché project and Ps. 18,583 million for the remaining projects as well as administrative and technical support.

In 2009, Pemex-Refining invested Ps. 18,526 million in capital expenditures, 6.6% more than its Ps. 17,380 million of capital expenditures in 2008. Of this total investment, Pemex-Refining allocated Ps. 5,159 million to the Minatitlán project, which aims to increase production of high quality gasoline and middle distillates and to increase Pemex-Refining’s capacity to process Maya crude oil, Ps. 1,736 million to its investments to expand and upgrade refineries and related installations, Ps. 1,636 million to environmental and industrial safety projects, Ps. 7,174 million to rehabilitation projects, Ps. 2,782 million to other projects and acquisitions and Ps. 39 million in preinvestment studies related to a new refinery to be located in Tula, Hidalgo. For 2010, Pemex-Refining has budgeted Ps. 32,000 million of expenditures for investment projects. Pemex-Refining will invest 31% of this amount to expand and upgrade refineries and related installations, 12% on the planning of the new refinery in Tula, 19% on environmental and industrial safety projects, 30% on rehabilitation projects and 8% on other projects and acquisitions.

Pemex-Gas and Basic Petrochemicals invested Ps. 3,941 million in 2009, as compared to Ps. 4,203 million in 2008, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2010, the Government has approved Ps. 5,720 million in nominal terms of capital expenditures for Pemex-Gas and Basic Petrochemicals, including Ps. 1,869 million for the cryogenic plant at the Poza Rica gas processing complex.

Equity and Dividends

In March 1990, as part of the 1989-92 Financing Package for Mexico described under “Public Debt—External Debt Restructuring and Debt and Debt Service Reduction Transactions,” U.S. $7.58 billion of the external commercial bank debt of Petróleos Mexicanos was exchanged for new 30-year bonds issued by the Government. Petróleos Mexicanos’ indebtedness to the Government was increased by the same amount and subsequently capitalized as equity or Certificates of Contributions “A” (equity participation certificates). As a condition to the capitalization, PEMEX agreed to pay a minimum guaranteed dividend to the Government equivalent to the debt service on the capitalized debt. The total dividend to the Government in respect of the Certificates of Contribution “A” was approved annually by the board of directors of Petróleos Mexicanos after the close of each fiscal year, although until January 2007 Petróleos Mexicanos paid an amount equal to the minimum guaranteed dividend to the Government in monthly advance payments during the year. During 2005, 2006 and 2007, Petróleos Mexicanos made advance payments to the Government in aggregate annual amounts of Ps. 16,501 million, Ps. 269 million and Ps. 4,260 million, respectively, toward the minimum guaranteed dividends for those years. On January 2, 2007, Petróleos Mexicanos made its final advance payment of minimum guaranteed dividends.

PEMEX does not have a dividend policy; the Government may require PEMEX to make dividend payments at any time. On August 20, 2008, the board of directors of Petróleos Mexicanos approved the payment of a Ps. 4,270 million dividend to the Government. No dividends were declared or paid in 2009.

In December 2007, the Government made payments in the aggregate amount of Ps. 11,160 million to Petróleos Mexicanos, which were capitalized in equity. This total consisted of one payment in the amount of Ps. 11,132 million, which was derived from excess revenues that were paid in accordance with the Federal Law of Budget and Fiscal Responsibility, and one payment in the amount of Ps. 19.7 million, which was received from the Fondo sobre Ingresos Excedentes (Excess Revenues Fund, or FIEX). During 2008, Petróleos Mexicanos also capitalized interest in the amount of Ps. 9.3 million related to these excess revenues payments.

In February 2008, the Government made another payment to Petróleos Mexicanos under the Federal Law of Budget and Fiscal Accountability, in the amount of Ps. 2,806 million. In December 2008, the Government made further payments totaling Ps. 32,639 million to Petróleos Mexicanos to fund infrastructure works, which were also capitalized in equity. In addition, Petróleos Mexicanos capitalized interest in the amount of Ps. 12 million related to these payments by the Government, for a total amount capitalized in 2008 of Ps. 35,457 million. In December 2009, Petróleos Mexicanos capitalized interest in the amount of Ps. 467.2 million.

Taxes and Duties

PEMEX must pay a number of special hydrocarbon taxes and duties to the Government, in addition to the taxes and duties paid by some of the subsidiary companies. PEMEX contributed approximately 33.8% of the Government’s revenues in 2008 and 26.8% in 2009. Until 2006, the rates at which the Mexican Congress assessed hydrocarbon taxes and duties could vary from year to year, and were set after taking into consideration PEMEX’s operating budget, its capital expenditure program and its financing needs.

The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005. The new fiscal regime went into effect on January 1, 2006, but was modified in 2007, with effect from January 1, 2008, in 2008, with effect from January 1, 2009, and again in 2009, with effect from January 1, 2010. Under the current fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year. The Federal Revenue Law is discussed and approved on an annual basis by the Mexican Congress.

Effective January 1, 2009, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos

(Ordinary Hydrocarbons Duty)	This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions), and applies to all crude oil and natural gas extracted from fields other than those located in Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico. The applicable rate for this duty was 73.5% in 2009, and will be 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012 and thereafter. Deduction of costs must not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas.

Derecho sobre la Extracción de

    Hidrocarburos (Extraction of

Hydrocarbons Duty)	A floating annual rate is applied to the value of the crude oil and natural gas extracted from fields located in Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico. The rate fluctuates between 10% and 20%, depending on the weighted average Mexican crude oil export price.

Derecho Especial sobre Hidrocarburos

    para Campos en el Paleocanal de

    Chicontepec (Special Hydrocarbons

Duty for Paleocanal de Chicontepec Fields)	A 71.5% rate is applied annually to the value of crude oil and natural gas extracted from the Paleocanal de Chicontepec fields, minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions).

Derecho Especial sobre Hidrocarburos para

    Campos en Aguas Profundas (Special

Hydrocarbons Duty for Deep Water Fields)	A floating annual rate is applied to the value of the crude oil and natural gas extracted from fields located in the deep waters in the Gulf of Mexico, minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions). The rate fluctuates between 60% and 71.5%, depending on the weighted average Mexican crude oil export price.

Derecho sobre Hidrocarburos para el Fondo de

    Estabilización (Hydrocarbons Duty for the

Stabilization Fund)	Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average Mexican crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel.

Derecho para la Investigación Científica y

    Tecnológica en Materia de Energía (Duty for

    Scientific and Technological Research

on Energy)	A rate of 0.30% of the value of extracted crude oil and natural gas production applied in 2009. This rate increased to 0.40% in 2010, and will increase further to 0.50% in 2011 and 0.65% in 2012 and thereafter.

Derecho para la Fiscalización Petrolera

(Duty for Oil Monitoring)	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación

    de Petróleo Crudo (Extraordinary Duty on

Crude Oil Exports)	A rate of 13.1% is applied to the value resulting from the multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price, times (ii) the annual export volume. The budgeted crude oil price for 2009 was U.S. $70.00 per barrel and for 2010 is U.S. $59.00 per barrel.

Derecho Único sobre Hidrocarburos

(Sole Hydrocarbons Duty)	A floating annual rate is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuates between 37% and 57%, depending on the weighted average Mexican crude oil export price.

On November 27, 2009, an amendment to the Federal Duties Law was published in the Official Gazette of the Federation in which the Special Hydrocarbons Duty for Paleocanal de Chicontepec Fields and the Special Hydrocarbons Duty for Deep Water Fields were replaced by a new “Special Hydrocarbons Duty,” the Extraction of Hydrocarbons Duty was modified, and a new “Additional Duty on Hydrocarbons” was created. Effective January 1, 2010, the fiscal regime for Pemex-Exploration and Production’s production from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico consisted of the following duties:

Derecho Especial sobre Hidrocarburos

(Special Hydrocarbons Duty)	A rate ranging from 30% to 36% is applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico minus certain permitted deductions (including specific investments, certain expenses and costs, among others, subject to certain conditions).

Derecho sobre la Extracción de Hidrocarburos

(Extraction of Hydrocarbons Duty)	A rate of 15% is applied to the value of extracted production of crude oil and natural gas for the year from fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico.

Derecho Adicional sobre Hidrocarburos

(Additional Duty on Hydrocarbons)	A rate of 52% is applied to the value resulting from the multiplication of (i) the difference between the annual Mexican crude oil export price corresponding to the field from which such crude oil is extracted, and U.S. $60.00, times (ii) the extracted volume for the relevant year. This duty is applied only to fields located in the Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico, and only if the Mexican crude oil export price per barrel of the extracted crude oil is greater than U.S. $60.00.

As set forth below, some of the above duties paid by Pemex-Exploration and Production did not have an impact on PEMEX’s cash outflow, because they were either credited against other taxes and duties, or deducted from the tax base of other duties:

•	the Extraordinary Duty on Crude Oil Exports is credited against the Hydrocarbons Duty for the Stabilization Fund;

•

the Extraordinary Duty on Crude Oil Exports, the Duty for Scientific and Technological Research on Energy and the Duty for Oil Monitoring are deducted from the tax base of the Ordinary Hydrocarbons Duty and a portion of these duties is deducted from the tax base of the Special Hydrocarbons Duties, as applicable;

•

the amount paid in respect of the Hydrocarbons Duty for the Stabilization Fund, after credit from the Extraordinary Duty on Crude Oil Exports, is deducted from the tax base of the Ordinary Hydrocarbons Duty; and

•

since 2010, a portion of the Duty for Scientific and Technological Research on Energy, the Duty for Oil Monitoring and the Extraction of Hydrocarbons Duty is deducted from the tax base of the Special Hydrocarbons Duty.

The fiscal regime for Petróleos Mexicanos and its subsidiary entities, with the exception of Pemex-Exploration and Production, consists of the following taxes and duties:

Impuesto a los Rendimientos Petroleros

(Hydrocarbons Income Tax)	A tax rate of 30% is applied to net income, as determined in accordance with the Federal Revenue Law for the applicable fiscal year.

IEPS tax	The IEPS tax is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collects on behalf of the Government. The IEPS tax on the sale of gasoline and diesel is equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product (not including value added tax, the retailers’ margin and freight costs). Thus, the Government ensures that Pemex-Refining retains an amount reflecting the international prices (adjusted as described above) of these products, while the Government collects the difference between the international prices and the prices at which these products are sold in Mexico.

Since 2005, as a result of the new rules to calculate this tax rate, some rates have been negative. The Federal Revenue Law for each of the Fiscal Years of 2006 to 2009 provided that the IEPS tax amounts resulting from applying negative rates could be credited against the IEPS tax liability, and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes, if any, in 2010 may also be credited in accordance with the same rules.

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of the subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies pay the higher of the two tax rates described below: The first is a corporate income tax at a rate of 30% applied to revenues, less certain deductions. The second is the Impuesto Empresarial a Tasa Única (Flat Rate Business Tax), which replaced the asset tax at the beginning of 2008 and imposed a minimum tax equal to 17.0% of a corporation’s sales revenues (less certain deductions and certain investment expenditures) in 2009; the rate of this tax has increased to 17.5% in 2010 and thereafter. In addition, PEMEX has a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations.

No assurance can be given that PEMEX’s tax regime will not change in the future.

In 2009, PEMEX paid total taxes and duties in the amount of Ps. 546.6 billion (50.2% of sales revenues), as compared to the Ps. 771.7 billion (58.1% of sales revenues) of taxes and duties that PEMEX paid in 2008, mainly due to a reduction in Mexican crude oil export prices in 2009.

Since 1994, interest payments by PEMEX on its external debt have been subject to Government withholding taxes. Nevertheless, these taxes do not represent a substantial portion of PEMEX’s total tax liabilities.

PEMEX is also subject to municipal and state taxes, such as real property and payroll taxes. However, because most of PEMEX’s facilities are located on federal property, which is not subject to municipal taxation, real property taxes are not a significant part of PEMEX’s total tax burden. Similarly, payroll taxes do not represent a substantial portion of PEMEX’s total tax liability.

Petroleum Workers’ Union

The Petroleum Workers’ Union (the Union) represents approximately 72% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Union are PEMEX employees and they elect their own leadership from among their ranks. PEMEX’s relationship with its employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Union was officially established in 1938, PEMEX has not experienced labor strikes, although it has experienced work stoppages for short periods of time.

On July 23, 2009, Petróleos Mexicanos and the Union signed a new collective bargaining agreement that became effective on August 1, 2009 and is scheduled to expire on July 31, 2011. The new agreement provided for a 4.9% increase in wages and a 1.5% increase in other benefits. Pursuant to the agreement, PEMEX and the Union agreed to a further 4.9% increase in wages and a 0.41% increase in other benefits, which became effective on August 1, 2010.

Legal Proceedings

In July 2007, the Secretaría de la Función Pública (General Comptroller’s Office of the Government, or SFP) announced that it had fined each of Mr. Raúl Muñoz Leos, ex-Director General of Petróleos Mexicanos and Mr. Juan Carlos Soriano Rosas, ex-General Counsel of Petróleos Mexicanos, an amount of Ps. 862.2 million and banned each of them from holding public office for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Union. On August 25, 2005, Petróleos Mexicanos and the Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties have been appealed by the former officers and a final resolution of the matter is pending.

On December 12, 2008, the U.S. Securities and Exchange Commission (SEC) filed a settled enforcement action charging Siemens AG with violations of the U.S. Foreign Corrupt Practices Act of 1977, as amended. Among other matters, the SEC alleged that two Siemens AG subsidiaries made three illicit payments totaling approximately U.S. $2.6 million to a consultant to assist in settling cost overrun claims in connection with three refinery upgrade projects, and that some portion of those payments was passed on to a senior PEMEX official.

In response to the allegations related to Siemens AG, on December 22, 2008, PEMEX requested an investigation concerning these alleged events, and on December 23, 2008, an investigation was formally initiated by the Internal Control Body of PEMEX, which is independent of PEMEX’s management and under the supervision of the SFP. The investigation is attempting to determine whether any person associated with PEMEX acted improperly in the matters related to the SEC allegations. A Mexican public official who in the course of his or her official duties acts in contravention of, or fails to act in accordance with, applicable law and regulations is subject to administrative penalties and criminal prosecution and punishment. Receipt of a payment to influence a decision regarding a contract would violate Mexican law and the Code of Ethics for Public Servants of the Federal Public Administration.

In March and April 2010, the SFP filed seven criminal complaints against public officials of Pemex-Refining, arising out of an investigation conducted by the Internal Control Body of Pemex-Refining, beginning in 2006. This investigation related to works carried out in connection with a ruptured pipeline in Nanchital, Veracruz. It is alleged that the related agreement was entered into in contravention of the applicable legal provisions, causing up to Ps. 1,065 million in damages to Pemex-Refining. In addition, the SFP imposed administrative penalties against these public officials, as well as contractors. These penalties have been appealed, and as of the date of this report, a final resolution is still pending.

In May 2010, the SFP filed two criminal complaints and initiated an administrative proceeding against Mary Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption to the detriment of PMI in the amount of U.S. $13 million. The alleged acts involved the sale of ultra low sulfur diesel, to the economic benefit of foreign companies including Blue Oil Trading Ltd. As of the date of this report, this matter remains under investigation.

In conjunction with the Ministry of Finance and Public Credit and the Ministry of Energy, PEMEX has implemented a number of measures to combat the illegal market in fuels, with the objective of minimizing losses of refined products caused by acts of theft, illegal extraction, tampering and illicit marketing of petroleum products and the associated risks to personnel, facilities and the environment. PEMEX reports any unlawful activity of which it becomes aware to the appropriate local or federal authorities.

PEMEX has implemented a workplace operational technical assessment program, which has helped it to identify and eliminate areas of vulnerability. In addition, theft in the workplace has been reduced as a result of PEMEX analyzing the information provided by certain measurement systems, field surveillance and control instruments. These include mobile laboratories, volumetric control for service stations, terminal operations measurement, integrated control systems (SIMCOT), a satellite tracking system, closed circuit television and online measurement systems. Additionally, PEMEX has obtained information through dedicated interfaces in institutional information systems, which were put in place to detect any inconsistencies in the handling of fuels.

In connection with the effort to combat thefts in the national pipeline system, PEMEX carried out the following actions during 2009: the inspection of 4,687 kilometers of pipelines with the use of in-line devices known as go-devils; the re-inspection of certain vulnerable pipelines; and the ongoing evaluation of PEMEX’s monitoring activities. Also during 2009, in coordination with the Ministry of National Defense, the Secretary of the Navy and the Office of the Federal Attorney General, PEMEX identified and sealed off 439 illegal pipeline taps, as compared to 367 such taps in 2008. PEMEX proceeded, as well, in these cases to file the corresponding criminal reports.

The illicit market in fuels impacts PEMEX’s results of operations due to the loss of revenues that would have been generated from the sale of such products, the production cost of which is already included in PEMEX’s cost of sales. The preventive actions, conducting of in-line inspections and timely monitoring and analysis of pipeline pressure drops, each as described above, have allowed PEMEX to more quickly detect illegal pipeline taps, reducing its time of exposure to theft and thereby decreasing the estimated volumes of stolen product. The estimated volume loss for 2009 was 3,078,363 barrels, 38% less than the estimated loss of 4,984,571 barrels in 2008. In the period of May 2009 to December 2009 in particular, estimated lost volumes of product decreased by 69%, as compared to the same period of 2008, from 3,982,135 barrels to 1,228,416 barrels.

On August 18, 2009, Petróleos Mexicanos received a payment of U.S. $2.4 million from the Office of the Federal Attorney General to compensate PEMEX for the illegal sale by Trammo Petroleum Inc., a company based in Houston, Texas of condensates stolen from PEMEX facilities. The Office of the Federal Attorney General had received this sum from U.S. Immigration and Customs Enforcement.

On June 7, 2010, Pemex-Exploration and Production filed a civil claim before the United States District Court for the Southern District of Texas, following an investigation by Mexican and United States authorities of the illicit market for petroleum products originating in the Burgos basin. This investigation revealed the alleged participation of several companies, such as BASF Corporation, Murphy Energy Corporation, Trammo Petroleum Inc., Bio-UN Southwest, Inc., Valley Fuels and U.S. Petroleum Depot, Inc., along with several individuals who have pleaded guilty to criminal charges relating to this scheme. Pemex-Exploration and Production is seeking to recover the value of the petroleum condensate that it believes has been stolen.

Tourism

During the last three decades, the Government has implemented measures to promote the growth of the tourism industry. Through the Fondo Nacional de Fomento al Turismo (the National Fund for Tourism Development, or FONATUR), the Government has established tourist centers in Cancún, Ixtapa, Puerto Vallarta, Cabo San Lucas, Bahías de Huatulco and elsewhere. Mexico has increased its hotel and other lodging capacity from 132,701 rooms in 1970 to 604,051 in 2008, according to preliminary figures.

After merchandise exports (including in-bond industries) and worker remittances from abroad, tourism is Mexico’s third largest contributor of foreign exchange. The expansion of tourism that began in late 1986 continued through 2008. However, during 2009, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $11.3 billion, 15.2% lower than in 2008, primarily due to the A/H1N1 influenza outbreak. Revenues from tourists to the interior (as opposed to border cities) totaled U.S. $8.6 billion in 2009, a 14.7% decrease over 2008. The number of tourists to the interior in 2009, 11.8 million, was 11.4% lower than the level for 2008, while the average expenditure per tourist to the interior decreased by 4.4%, to U.S. $728.2. During 2009, expenditures by Mexican tourists abroad amounted to U.S. $4.3 billion, an 11.9% decrease from the level during 2008, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) amounted to U.S. $7.1 billion. The tourism balance recorded a surplus of U.S. $4.1 billion in 2009, a 13.0% decrease from the U.S. $4.8 billion surplus recorded in 2008.

During the first six months of 2010, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $6.5 billion, 7.3% greater than in the same period of 2009. Revenues from tourists to the interior (as opposed to border cities) totaled U.S. $5.2 billion in the first six months of 2010, a 9.3% increase from the same period of 2009. The number of tourists to the interior in the first six months of 2010, 6.8 million, was 12.4% greater than the number for the same period of 2009, while the average expenditure per tourist to the interior decreased by 2.7%, to U.S. $756.23. During the first six months of 2010, expenditures by Mexican tourists abroad amounted to U.S. $1.9 billion, a 5.9% increase over the level during the same period of 2009, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) amounted to U.S. $3.4 billion. The tourism balance recorded a surplus of U.S. $3.1 billion in the first six months of 2010, an increase of 11.4% from the U.S. $2.8 billion surplus recorded in the same period of 2009.

Agriculture

During 2009, approximately 53.9 million acres were cultivated, or about 11.1% of the country’s total area. In the same period, approximately 46.2 million acres were harvested, of which approximately 29.5% were irrigated.

According to preliminary figures, agriculture, livestock, fishing and forestry employed approximately 13.7% of the economically active population as of December 31, 2009 and accounted for 3.8% of Mexico’s GDP in 2009. The Government estimates that approximately 27.7% of Mexico’s population lived in rural areas in 2009.

According to preliminary figures, the output of the agriculture, livestock, fishing and forestry sector increased by 1.8% in real terms in 2009 as compared to 2008.

The Government considers the agricultural sector a national priority, and has instituted various measures aimed at enhancing agricultural productivity and improving the living standards of the rural population. Productivity increases are expected as a result of the consolidation of production into larger units, the expansion of the national irrigation system and the increased availability of credit. In order to improve the standard of living in rural areas, agricultural prices are reviewed by the Government to ensure they do not fall below cost. The Government has also encouraged private investment in the agricultural sector in the form of partnerships, joint ventures and supply arrangements between farmers and private sector companies.

Agricultural exports accounted for 3.4% of Mexico’s merchandise exports in 2009 (including in-bond industry), with the United States representing the principal export market for Mexican agricultural products. Agricultural exports decreased in nominal terms by 2.1% in 2009 as compared to 2008. The main agricultural goods exported in 2009 were fresh vegetables, tomatoes and fresh fruits.

Agricultural Reform

In 1990, roughly half of Mexico’s agricultural lands were held through the ejido system of land tenure. Ejidos developed as a direct result of the agrarian uprisings that were an important element of the Mexican Revolution of 1910 and are provided for and protected under the Constitution. Under the ejido system, peasant farmers work individual parcels of land to which title is held by the ejido, or peasant community. As discussed below, ejido farmers had the right to use communal lands, but, prior to January 1992, could not rent or otherwise transfer their rights to use such lands except to direct descendants.

In response to the slow growth of production by the ejido sector, attributable in part to increasing ejido populations, the subdivision of parcels into smaller and smaller units of production and disincentives to investment inherent in the ejido system, the Constitution was amended, effective as of January 1992, to permit more efficient use of ejido lands and the achievement of economies of scale. The amendments, together with the Ley Agraria (Agrarian Law) enacted by Congress and effective February 27, 1992, halted further redistribution of land and permitted ejido farmers to rent their parcels, to transfer the right to use their parcels to obtain financing and, in certain cases, to sell their land. In addition, corporations are now permitted to own agricultural lands, subject to certain limitations.

The modernization of the system of land tenure has and will continue to foster greater investment in agriculture by permitting landowners to access new sources of capital, to transfer land to more efficient producers and to make more efficient use of inputs. Although some ejido farmers have chosen to transfer possession of economically nonviable parcels of land and the Government anticipates that a number of ejido farmers will continue to do so, the increased productivity of the sector that has resulted and is expected to continue to result from the agricultural reform, as well as the growth of agribusiness, should generate employment opportunities for many of these workers outside of major urban areas. Nonetheless, the Government has increased its expenditures for investment in rural infrastructure and modernization of the agricultural sector to aid the process of agricultural reform and expects that further significant investments will be needed in the future to further modernize the agricultural sector.

Historically, the Government has intervened in the agricultural economy in order to assure adequate supplies of staples of the Mexican diet and maintain farm incomes through price supports. The Government’s policy has changed from one of active participation in the chain of distribution to one of encouraging the market-oriented development of the agricultural sector.

The Government agency Apoyos y Servicios a la Comercialización Agropecuaria (ASERCA), which was created in 1991, is mandated with helping to modernize the process of agricultural trade by promoting an efficient national and international market information system, fostering training and improved organization in the marketplace, and planning and constructing infrastructure for the storage, financing and distribution of agricultural products. ASERCA does not purchase agricultural products, but instead channels distribution through its infrastructure and storage facilities, and promotes trading through an agricultural exchange system that reduces the need for layers of intermediaries and offers producers mechanisms to protect themselves against fluctuations in the market. To date, ASERCA has focused its activities on the marketing of soy, wheat, sorghum, rice, cotton and safflower.

The Programa de Apoyo al Campo (Agricultural Support Program, or PROCAMPO) is a program under the supervision of the Secretaría de Agricultura, Ganadería y Desarrollo Rural (Agriculture Ministry). This program, which was begun at the end of 1993, replaced price supports with direct economic support to producers of cotton, rice, safflower, barley, beans, corn, sorghum, soy and wheat in order to ensure a minimum income level for farmers who produce for their own consumption and a degree of profitability for commercial farmers. The substitution of price supports with direct payments to producers was designed to increase the responsiveness of Mexican producers to market conditions and result in a more efficient allocation of Mexico’s agricultural resources. The economic support each farmer receives depends on the area of land under cultivation, as well as regional climate and economic conditions.

On October 31, 1995, the Government, the state governments and representatives of Mexico’s agricultural and rural sectors established a national rural development program known as Alianza para el Campo (Rural Alliance). In 2002, this program was renamed Alianza Contigo (Alliance with You). Initially, the program was intended to increase productivity, fight poverty, raise the income of families living in Mexico’s rural areas, produce enough basic foods for the population, promote exports of agricultural products and provide support to rural investment projects. However, this program has since been reoriented to improving agricultural production and productivity, promoting investment and the capitalization of the agricultural sector, promoting strategic agricultural products, developing a tropical and subtropical agricultural system, as well as investigating and transferring technology. This program has played a key role in the Government’s strategy to improve the economic and social conditions of less developed sectors of Mexican society.

On April 28, 2003, the Government and representatives of Mexico’s rural sectors established a new national rural development program known as Acuerdo Nacional para el Campo (National Rural Agreement). This program is intended to fight poverty and raise the income level of families living in Mexico’s rural areas, as well as to continue to increase the productivity of and the investment in the rural sector.

Sugar Industry

In September 2001, the Government announced its decision to expropriate 27 sugar mills, roughly 46.7% of the sugar industry of the country, that were experiencing structural and financial problems. The expropriated mills are being administered by a government-owned development bank as trustee for the Fondo de Empresas Expropiadas del Sector Azucarero (Expropriated Sugar Companies Fund), a trust established to administer the expropriated assets of the sugar mills.

The Mexican sugar industry is heavily indebted. Accordingly, the Government is attempting to reorganize and restructure the industry while preserving employment in the industry during the restructuring process.

On February 19, 2004, the Supreme Court ruled in favor of claims originally filed by four of the subsidiaries of Grupo Azucarero México, S.A. de C.V. (GAM) asserting that the 2001 expropriations of four of the 27 total sugar mills were unconstitutional. The Court ordered the Government to return the four unconstitutionally expropriated mills to the shareholders of each mill as of the date of the original expropriations. A claim initiated by a fifth subsidiary of GAM was voluntarily withdrawn prior to the Court’s ruling. Other parties, including creditors of certain of the sugar companies whose mills were expropriated, have also filed claims against the Government (mainly Grupo Machado and Grupo Santos, former owners of 9 of the expropriated mills).

Between 2004 and 2006, the Government complied with the Supreme Court resolution by returning 13 mills (4 to GAM, 3 to Grupo Machado and 6 to Grupo Santos). Regarding the remaining 14 expropriated mills, one was sold and is operating under private administration and the others are expected to be sold shortly. Currently, there are 10 pending proceedings regarding the expropriated mills.

In August 2007, the Government announced the amendment of the Statutory Contract (Contrato-Ley) that regulates workers in the sugar industry. The main objective of the amendment is to modernize the labor relations of the sugar industry, thereby making the industry more competitive. Among the most relevant changes are new rules for the promotion of workers based on merit and productivity, as well as additional retirement benefits.

The 2009-2010 harvest yielded 4.8 million tons of sugar, as compared to the 2008-2009 harvest which yielded 4.9 million tons of sugar.

Transportation and Communications

According to preliminary figures, Mexico’s road network, in large part built and maintained by the Government, totaled an estimated 227,634 miles (366,341 km) at December 31, 2009, approximately 82,626 miles (132,973 km) of which were paved and approximately 5,068 miles (8,156 km) of which were toll expressways. The main Mexican cities are serviced by domestic and international airlines while many of the smaller communities benefit from scheduled service by domestic airlines. The Government operates some of the facilities at the principal seaports. During 2009, the amount of cargo transported via Mexican ports totaled 240.0 million tons, 9.5% less than during 2008.

The Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s port facilities over the last decade. The 1993 Ley de Puertos (Ports Law) permits the Government to grant concessions of up to 50 years for the construction and operation of port facilities. In exchange for these concessions, the concessionaires are expected to develop and modernize the port facilities and surrounding transportation infrastructure. During 1993, 64 concessions were granted for the construction, management and operation of such port facilities. Since 1993, an additional 116 concessions have been granted, including nine in 2009.

By the end of the 1980s, the length and condition of Mexico’s road infrastructure was insufficient to support the growth and modernization of the Mexican economy and the increased traffic resulting from the opening of the economy to foreign trade and investment. Lacking public resources to finance the expansion of the roads and highways, the Government embarked on a program under which private sector companies were granted long-term concessions for construction, operation and maintenance of toll roads. The program helped expand Mexico’s toll expressways by approximately 3,974 miles (6,395 km) from 1990 to 2009, according to preliminary figures.

However, the new toll expressways financed by the private sector experienced financial problems almost immediately due to high tolls (which discouraged their use), higher than expected construction costs and traffic volumes that were lower than originally projected. In response to this problem, in 1997 the Government approved a toll road restructuring program aimed at providing financial relief for toll road concessionaires to guarantee the maintenance of the toll roads and to establish the foundation for further development of the country’s highway infrastructure. Under this program, the Government reacquired 23 of the 52 concessions for construction, operation and maintenance of toll roads granted through 1994. Between 2003 and 2009, the Government auctioned 17 of the reacquired concessions to private sector operators.

According to the 2007-2012 Programa Nacional de Infraestructura (National Infrastructure Program), which was announced on July 18, 2007, the Government estimates that highway infrastructure investment over the five-year period from 2007 to 2012 will total Ps. 287.0 billion, consisting of Ps. 159.0 billion in public sector investment and Ps. 128.0 billion in private sector investment. On February 6, 2008, the Government announced the creation of the National Infrastructure Fund, which is intended to support the National Infrastructure Program by facilitating financing for the modernization and expansion of the country’s infrastructure. Through this fund, the Government continues to expect to allocate Ps. 270.0 billion for investment in infrastructure projects from 2008 to 2012. The National Infrastructure Fund invested approximately Ps. 15 billion in 2008 and approximately Ps. 16.6 billion in 2009, mainly on infrastructure projects in sectors such as transportation and communications, environmental protection and tourism.

Until 1995, Mexico’s railroad system, which carries an estimated 26% of all freight moved in Mexico, was operated through the state-owned railroad monopoly, Ferrocarriles Nacionales de México (Ferronales). Pursuant to a 1995 law governing railways, the Government divided the railway system into three regional lines and one terminal in the Valley of Mexico, as well as several short lines. By the end of 1999, the three regional lines were sold and 75% of the capital stock of the terminal in the Valley of Mexico was sold to the new owners of the three regional lines, with the Government retaining a 25% ownership interest in the terminal. In connection with this process, the Government granted concessions to private sector participants corresponding to 98% of the country’s railway freight services (in terms of the volume of transportation services) and covering 81% of the railway network. No additional concessions were granted after 1999. See “The Economy—The Role of the Government in the Economy; Privatization—Railways.”

In June 2007, Compañia de Ferrocarriles Chiapas-Mayab, S.A. de C.V., abandoned its concession to operate the Chiapas-Mayab railway and provide railway freight transportation services. The Government seized the assets of Compañia de Ferrocarriles Chiapas-Mayab to protect its rights and guarantee the provision of railway freight transportation services. In addition, the Government designated the government-owned Ferrocarril del Itsmo de Tehuantepec, S.A. de C.V. to operate the railway and provide railway freight transportation services on an interim basis. Compañia de Ferrocarriles Chiapas-Mayab filed a claim against the Government’s seizure, which was dismissed in May 2008. The Government expects to auction the seized concession upon completion of repairs to the railway.

According to preliminary figures, at December 31, 2009, Mexico had an estimated 19.3 telephone lines in service per 100 inhabitants, as compared to an estimated 14.8 telephone lines in service per 100 inhabitants at December 31, 2002. Telmex, which held the exclusive concession for domestic and international long-distance telephone services in Mexico until August 1996, was privatized in December 1990. In June 1995, Congress enacted a telecommunications liberalization law, and the Federal Telecommunications Commission has regulated and supervised telecommunications services since 1996. See “The Economy—The Role of the Government in the Economy; Privatization—Telecommunications.”

According to preliminary figures, the transportation and warehousing sector decreased by 8.1% in real terms in 2009, as compared with a 0.1% increase in real terms in 2008.

Construction

The construction sector is subject to cyclical trends and has been among the sectors most affected by the changes in Government and private sector expenditures. The construction sector benefited from the reconstruction, modernization and expansion of the federal highway network, as well as from other infrastructure, residential and industrial plant construction projects, but was nevertheless adversely affected by the global economic recession. According to preliminary figures, the construction sector contracted by 7.5% in real terms in 2009, as compared with real growth of 0.6% in 2008.

Mining

Mexico has a substantial and varied array of mineral resources. Mexico is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron. According to preliminary figures, the mining, petroleum and gas sector increased by 1.0% in real terms in 2009, as compared with a decrease of 1.4% in 2008, mainly due to an increase in the production of non-oil mining of 26.7%, while the production of oil mining decreased by 4.1%. Extractive mineral exports (excluding crude oil) decreased by 25.0% in nominal terms in 2009 as compared to 2008. Extractive minerals exports (including oil and oil products) accounted for 14.1% of total merchandise exports (including in-bond industry exports) in 2009.

Under the Constitution and applicable Mexican laws, mining activities may only be carried out by the Government or by Mexican individuals or corporations, pursuant to concessions granted by the Government. However, foreign investment in Mexican mining companies is permitted, with the exception of the exploitation of radioactive minerals. The foreign investment and mining regulations permit foreign investors to hold, on a temporary basis, majority interests in companies engaged in mining activities. These regulations are aimed at promoting the development of the mining industry by increasing and broadening exploration, finding new sources of financing and investment and fostering the development of domestic technology. Mexico’s Ley Minera (Mining Law) permits exploration concessions of up to six years and exploitation concessions of up to 50 years.

Electric Power

As of December 31, 2009, approximately 98.5% of Mexico’s urban population and 91.4% of Mexico’s rural population (or 96.8% of the total population) had access to electric power. Providing additional access to electric power remains a Government priority. At December 31, 2009, installed generating capacity was 51,686 megawatts, an increase of 1.1% from 2008. Electric production for 2009 was 235,107 gigawatt hours, a decrease of 0.3% as compared to 2008 and an overall increase of 7.4% since 2005. Of the total energy generated in 2009, 10.9% was produced by hydroelectric plants, 3.0% by geothermal plants, 8.2% by coal-fired plants, 4.3% by nuclear power plants, 0.1% by aeolian (wind) plants, 40.4% by hydrocarbons plants and 33.2% by independent producers. Diversification of energy resources is an important objective of the Government. Domestic energy generation in 2009 was supplemented by imports of electric power totaling 346 gigawatt hours. Mexico exported 1,249 gigawatt hours of electricity in 2009.

The Constitution and applicable Mexican laws provide that the generation, transmission, transformation and distribution of electric power constitute a public service, and are therefore reserved solely to the Mexican nation. At December 31, 2009, approximately 91% of electric generating capacity was held by the public sector through CFE. The balance of generating capacity is in privately owned facilities.

Private investors are allowed to participate in the electric energy sector in several ways. Under the 1992 Ley del Servicio Público de Energía Eléctrica (Electric Energy Public Service Law, or Electric Energy Law), electric energy can be produced by self-suppliers, cogenerators, independent producers and de minimis producers. However, self-suppliers and cogenerators must sell all excess production to CFE, independent producers must sell their production to CFE or export it (when authorized) and de minimis producers must sell their production to CFE, to small rural communities or to isolated areas without electric energy. The Electric Energy Law also contemplates the possibility of foreign investment in the Mexican electric energy industry, although only limited foreign investment has been made in this sector to date.

A consortium of U.S. and Mexican companies built the first independent power plant, the Samalayuca II 700 megawatt combined cycle thermoelectric power generation facility near Ciudad Juarez, Mexico, which is now being leased to CFE. Pursuant to the National Infrastructure Program, the Government anticipates investing a total of Ps. 380.0 billion in the electric energy sector over the 2007-2012 period, with Ps. 161 billion of that amount to be allocated for generation. CFE invested Ps. 17.3 billion in the construction of three additional electric generation plants, which began operating between September 2009 and August 2010. These new plants have added 1,217.3 megawatts to installed capacity.

On October 11, 2009, President Calderón issued a decree, which was published in the Official Gazette of the Federation, ordering the dissolution and liquidation of Luz y Fuerza del Centro. Previously, Luz y Fuerza del Centro was the decentralized entity responsible for providing electricity to Mexico City and certain regions in the states of Hidalgo, Morelos and Puebla. CFE is now responsible for providing electricity in those areas previously serviced by Luz y Fuerza del Centro.

FINANCIAL SYSTEM

Mexico’s financial system is composed of commercial banks, national development banks, securities brokerage houses, development trust funds and other non-bank institutions, such as insurance companies, bonding companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies and limited-scope financial institutions. Pursuant to the Financial Groups Law, multiple financial service companies may operate as part of a single group, provided that each financial service company is organized as a separate company owned by a single financial service holding company. In addition, each financial service holding company must own at least three different types of financial service companies. However, a financial service holding company may own only two financial service companies if each of those companies is a commercial bank, a securities firm or an insurance company.

The principal authorities that regulate Mexican financial institutions are the Ministry of Finance and Public Credit, Banco de México, the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission, or the CNBV), the Comisión Nacional del Sistema del Ahorro para el Retiro (Retirement Savings Commission) and the Comisión Nacional de Seguros y Fianzas (National Insurance and Bonding Commission).

Under the Organic Law of the Federal Public Administration, the Ministry of Finance and Public Credit is responsible for the coordination and supervision of Mexico’s financial system and for the formulation of Mexico’s fiscal policy.

Central Bank and Monetary Policy

Banco de México, chartered in 1925, is the central bank of Mexico and, at December 31, 2009, had assets totaling Ps. 1,605.7 billion (U.S. $123.0 billion). Banco de México is Mexico’s primary authority for the execution of monetary policy and the regulation of currency and credit. It is authorized by law to regulate interest rates payable on time deposits, to establish minimum reserve requirements for credit institutions and to provide discount facilities for certain types of bank loans.

In 1993, a constitutional amendment relating to the activities and role of Banco de México in the economy came into effect. The amendment strengthened the authority of Banco de México with respect to monetary policy, foreign exchange and related activities, as well as the regulation of the financial services industry. The amendment’s purpose was to reinforce the independence of Banco de México, allowing it to act as a counterbalance to the executive and legislative branches in monetary policy matters. In 1994, a new law governing the activities of Banco de México put into effect the greater degree of autonomy granted to it under the constitutional amendment and established the Comisión de Cambios (the Foreign Exchange Commission), which is charged with determining the nation’s exchange rate policies. Under the 1994 law, Banco de México is managed by a five-member Junta de Gobierno (Board of Governors), consisting of one Governor and four Deputy Governors, appointed by the President of Mexico and confirmed by the Senate. The Governor of Banco de México is appointed for a six-year term beginning on January 1 of the fourth year of each Presidential administration. On December 28, 2009, President Calderón appointed Mr. Agustín Guillermo Carstens Carstens as Governor of Banco de México for a six-year term that commenced on January 1, 2010.

The principal objective of the Government’s monetary policy has been and continues to be the reduction of inflation. Accordingly, in the past, Banco de México has decreased the availability of domestic credit when the exchange rate depreciated, capital outflows occurred or inflation was higher than projected. In 1995, Banco de México introduced new reserve requirements (which were intended to limit the amount of overdrafts by banks of their accounts at Banco de México) to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. In addition, Banco de México has established quarterly targets for the expansion of net domestic credit for each quarter since 1996.

Banco de México’s definitions of Mexico’s monetary aggregates, introduced in July 1999, measure financial savings provided by the internal and external financial markets, separating savings of residents and nonresidents of the country in both markets. In addition, the monetary aggregates permit a differentiation of financial savings generated by the public and private sectors. The monetary aggregates can be described as follows:

•

M1 consists of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits;

•

M2 consists of M1, plus bank deposits, securities issued by the Government, securities issued by firms and non-bank financial intermediaries and liabilities of the Government and the Housing Fund Institute related to the Retirement Savings System;

•	M3 consists of M2, plus financial assets issued in Mexico and held by non-residents; and

•	M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated.

Money Supply

	December 31,					June 30, 2010(1)
	2005	2006	2007	2008	2009(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps. 336,171	Ps. 389,598	Ps. 430,084	Ps. 494,400	Ps. 537,070	Ps. 514,962
Checking deposits
In domestic currency	471,703	532,663	604,757	623,403	654,923	642,395
In foreign currency	95,279	97,698	97,679	117,784	139,506	131,995
Interest-bearing peso deposits	162,985	195,678	214,195	244,105	276,680	262,774
Savings and loan deposits	2,362	2,883	3,338	3,229	6,420	6,455

Total M1	Ps. 1,068,500	Ps. 1,218,520	Ps. 1,350,053	Ps. 1,482,920	Ps. 1,614,598	Ps. 1,558,581

M4	Ps. 4,545,899	Ps. 5,201,449	Ps. 5,719,994	Ps. 6,680,585	Ps. 7,116,374	Ps. 7,452,317

Note: Numbers may not total due to rounding.

(1)	Preliminary.

Source: Banco de México.

2009 Monetary Program

The principal objective of Mexico’s monetary program for 2009 was to achieve an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2009. Consumer inflation during 2009 was 3.6%, which was 3.0 percentage points lower than during 2008. Mexico’s monetary program for 2009 was comprised of the following features:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the methods used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Until 2008, Banco de México used a corto or “short” mechanism to induce the changes in interest rates needed to achieve its inflation objectives. Under this mechanism, Banco de México set a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period would close, and controlled that amount by restricting the amount of credit it auctioned to banks on a daily basis.

In October 2007, Banco de México announced that as of January 21, 2008, it would begin using the overnight funding rate, rather than the corto mechanism as its primary monetary policy instrument. On April 27, 2007, Banco de México increased the minimum overnight funding rate from 7.00% to 7.25%. On October 26, 2007, Banco de México increased the minimum overnight funding rate from 7.25% to 7.50%. The minimum overnight funding rate remained at 7.50% from October 26, 2007 to June 20, 2008. Banco de México increased the minimum overnight funding rate to 7.75% on June 20, 2008, to 8.00% on July 18, 2008 and to 8.25% on August 15, 2008. In response to the global economic crisis, Banco de México decreased the minimum overnight funding rate to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. Since July 17, 2009, the minimum overnight funding rate has remained at 4.50%.

At December 31, 2009, the monetary base had grown to Ps. 632.0 billion, a 9.4% increase in nominal terms as compared to

Ps. 577.5 billion at December 31, 2008. The net domestic credit of Banco de México registered a negative balance of Ps. 672.9 billion at December 31, 2009, as compared to a negative balance of Ps. 739.8 billion at the end of 2008. This decrease in the negative balance was attributable primarily to the increase in the monetary base during the year, despite an increase in the net international assets of Banco de México in dollar terms as compared to 2008.

During 2009, the M1 money supply increased by 5.1% in real terms, as compared with a growth of 3.1% in real terms in 2008. This increase in growth in the M1 money supply was driven by an increase in checking deposits in domestic currency by the public of 1.4% and an increase in bills and coins held by the public of 4.9% in real terms in 2009 as compared to 2008.

Financial savings—defined as the difference between the monetary aggregate M4 and bills and coins held by the public—increased by 2.7% in real terms in 2009, as compared to 9.8% real growth in 2008. This growth was attributable to an increase in savings generated by non-residents of 10.7% and an increase in savings generated by Mexican residents of 2.2% in real terms in 2009.

2010 Monetary Program

Consistent with Mexico’s monetary program for 2009, the principal objective of the monetary program for 2010 is to achieve an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2010. Mexico’s monetary program for 2010 contains the following features:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the methods used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

At October 31, 2010, the monetary base totaled Ps. 590.0 billion, a 6.6% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009, due to lower demand for bills and coins held by the public.

At September 30, 2010, the M1 money supply was 7.9% greater in real terms than the M1 money supply at September 30, 2009. Bills and coins held by the public increased by 7.7% in real terms during the first nine months of 2010 as compared to the same period of 2009, while the aggregate amount of checking account deposits denominated in pesos at September 30, 2010 was 8.0% greater in real terms than at September 30, 2009.

At September 30, 2010, financial savings were 9.0% greater in real terms than financial savings at September 30, 2009. Savings generated by Mexican residents increased by 5.4% and savings generated by non-residents increased by 68.2%, both in real terms and as compared to September 30, 2009.

Banking System

In September 1982, the Government decreed the nationalization of the private Mexican commercial banks. In November 1982, the Constitution was amended to implement the nationalization, under which the Government was granted a monopoly on the provision of banking and credit services. The number of banking institutions was reduced from 68 to 18 from 1982 to 1988.

Effective June 28, 1990, the Constitution was amended to permit Mexican individuals and financial holding companies to own controlling interests in Mexican commercial banks. Subsequently, the Ley de Instituciones de Crédito (Law of Credit Institutions, or the Banking Law) was enacted to regulate the ownership and operation of Mexican commercial banks. Pursuant to the Banking Law, Mexico began the process of privatizing commercial banks. By July 6, 1992, the Government had privatized all 18 state-owned commercial banks, with the proceeds from the sale of the banks exceeding U.S. $12 billion.

In connection with the implementation of NAFTA, amendments to several laws relating to financial services, such as the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These amendments permitted non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. In April 1994, the Ministry of Finance and Public Credit issued regulations that implemented these provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions was not permitted to exceed 25% of the total net capitalization of all Mexican banks prior to January 1, 2000 (excluding certain acquisitions pursuant to a program approved by the Ministry of Finance and Public Credit).

In December 1998, Congress approved legislation introducing additional financial and banking reforms. These reforms did not affect the general foreign ownership restrictions under the Banking Law, but removed the remaining restrictions on foreign ownership of the largest Mexican banks.

Development Banks

The Mexican banking system includes various development banks, the substantial majority of the capital of which is owned by the Government. The most important development banks are Nacional Financiera, S.N.C. (NAFIN), Banco Nacional de Comercio Exterior, S.N.C. (Bancomext) and Banco Nacional de Obras y Servicios Públicos S.N.C. (Banobras). NAFIN’s principal activities include the granting of credits to small- and medium-sized businesses, promoting the development of the securities market and serving as financial agent of the Government in certain international transactions. Bancomext’s principal activities are the granting of export- and import-related credits and the issuance of guaranties to private- and public-sector entities in the promotion of foreign trade. On June 13, 2007, ProMéxico, a new public trust, was created. This trust, which is supervised by the Ministry of Economy, has assumed certain of Bancomext’s responsibilities with respect to the promotion of foreign trade and foreign investment. Finally, Banobras’ principal activities consist of providing short, medium- and long-term financing to public enterprises and federal, state and municipal governments, as well as granting credits for low-income housing.

Under the laws establishing NAFIN, Bancomext and Banobras, the Government is responsible, at all times, for the transactions entered into by those development banks with foreign private, governmental and inter-governmental institutions, among others.

Banking Supervision and Support

Under the Banking Law, the CNBV is responsible for the supervision of commercial and development banks. The CNBV has the authority to impose sanctions for the failure to comply with the Banking Law or the regulations promulgated thereunder. The CNBV is administered by a board of directors composed of ten members in addition to its president and two of its vice presidents. Five of the members are appointed by the Ministry of Finance and Public Credit, three members are appointed by Banco de México, one member is appointed by the National Commission for the Retirement Savings System and one member is appointed by the National Insurance and Bonding Commission.

The CNBV has the power to declare an intervención (managerial intervention) in the management of financial holding companies, banks and securities dealers. Pursuant to this power, the CNBV may intervene in the management of a financial group at either the holding company or operating company level.

Background

From 1991 through 1994, the Government promulgated rules that, among other things, established procedures for classifying loans as “non-performing” and established loan loss reserve requirements and capital adequacy standards for Mexican commercial and development banks, pursuant to which Mexican banks are required to maintain capitalization levels consistent with international standards.

The 1994-1995 peso devaluation and ensuing financial crisis created concerns about the stability of the Mexican banking system. The devaluation, higher domestic interest rates and contraction in real GDP combined to weaken the quality of the assets of Mexican banks, caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.

The weakening of the banking system prompted the Government to enact policies aimed at increasing the capitalization requirements for Mexican banks. New capital reserve requirements were introduced by Banco de México in March of 1995 to facilitate the regulation of liquidity. Pursuant to these requirements, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México’s daily net extension of credit. In addition, in 1997 the CNBV adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

In response to the 1994-1995 financial crisis, the Government took a number of additional steps to support the banking system. These measures included broadening the scope for permissible investment by foreign and domestic investors in the equity of Mexican financial institutions, enhancing the power of the CNBV to supervise and intervene in the activities of financial holding companies and creating a number of debtor support programs to restructure past-due loans caused by the crisis, then-rising interest rates and the ongoing recession. From 1994 to 1996, the CNBV exercised its authority to intervene in the management of a number of Mexican financial institutions, including the Cremi/Union financial group, Grupo Financiero Asemex Banpaís, S.A. de C.V. and its banking and insurance subsidiaries, Banco Capital, S.A. and Banco del Sureste, S.A.

In addition, the Government established the Programa de Capitalización Temporal de la Banca (Temporary Capitalization Program, or PROCAPTE), a voluntary program to assist viable but undercapitalized banks, under which the Fondo Bancario de Protección de Ahorro (Banking Fund for the Protection of Savings, or FOBAPROA) advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. By May 1995, the value of bonds issued through PROCAPTE reached Ps. 7,008 million. In February 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.

Through FOBAPROA, the Government made foreign exchange available through a foreign exchange credit window to help banks meet dollar liquidity needs. Outstanding drawings under this program reached their highest point of U.S. $3.8 billion in April 1995 and were completely repaid by August 31, 1995. No drawings were made after that date.

In 1995 and 1996, the Ministry of Finance and Public Credit approved recapitalization plans for twelve of Mexico’s financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large portions of the loan portfolios of the affected banks.

IPAB

In 1999, the Government’s program to rescue troubled banks, first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB), which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms.

IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits were introduced gradually. Deposit insurance is now limited to 400,000 Unidades de Inversión (UDIs), units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the NCPI), per person or entity, per institution. At November 3, 2010, one UDI was worth Ps. 4.4723.

Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract, without congressional authorization, additional financing every three years in an amount not to exceed 6% of the total liabilities of Mexican banking institutions. At December 31, 2009, IPAB’s debt totaled Ps. 816.1 billion. At June 30, 2010, IPAB’s debt totaled Ps. 824.5 billion.

In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells, through auctions conducted by Banco de México, peso-denominated debt securities in Mexico, known as Bonos de Protección al Ahorro (Savings Protection Bonds). IPAB uses the proceeds of these sales to service its maturing obligations, improve the maturity profile of its indebtedness and reduce its financing costs. Three types of Savings Protection Bonds are offered by IPAB: BPAs, BPATs and BPA182s. BPAs have a three-year maturity and pay interest monthly at a rate (reset monthly) equal to the greater of the 28-day Cetes rate and the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed a total of Ps. 63.8 billion of BPAs in the market in 2009, as compared to a total of Ps. 63.2 billion of BPAs sold in 2008. BPATs have a five-year maturity and pay interest every 91 days at a rate (reset quarterly) equal to the 91-day Cetes rate. IPAB placed a total of Ps. 67.2 billion of BPATs in the market in 2009, as compared to a total of Ps. 68.3 billion of BPATs sold in 2008. BPA182s, which were first offered in May 2004, have a seven-year maturity and pay interest every 182 days at a rate (reset every six months) equal to the 182-day Cetes rate. IPAB placed a total of Ps. 50.1 billion of BPA182s in the market in 2009, as compared to a total of Ps. 51.1 billion of BPA182s sold in 2008.

In addition to its other activities, IPAB is now in the process of selling loan portfolios and other assets acquired by FOBAPROA during the 1994-1996 period. Significant sales of commercial loan assets since the beginning of 2006 include the following:

•

In February 2006, IPAB auctioned a bundle of commercial loans of Banco Banorte and Banco Santander Serfin. The amount received for the loan portfolio was Ps. 756.4 million. The net proceeds from this transaction represented 7.9% of the portfolio’s face value of Ps. 9,626.5 million.

•

In December 2006, IPAB auctioned a bundle of commercial loans of Banco Union. The amount received for the loan portfolio was Ps. 112.4 million. The net proceeds from this transaction represented 2.9% of the portfolio’s face value of Ps. 3,880.4 million.

•

In February 2009, IPAB auctioned a bundle of commercial loans of Estrategia Bursátil S.A. de C.V. Casa de Bolsa. The amount received for the loan portfolio was Ps. 1.7 million. The net proceeds from this transaction represented 190.4% of the portfolio’s face value of Ps. 0.9 million.

Since the IPAB’s last auction of a loan portfolio in February 2009, there has been no further activity in this area.

Global Financial Crisis

In response to the global financial crisis, the Government and Banco de México announced on October 27, October 29 and October 30, 2008, a series of joint actions aimed at reducing liquidity problems and stabilizing domestic financial markets, including:

•

a reduction in the amount of long-term fixed rate peso- and UDI-denominated bonds and an increase in the amount of Cetes offered through Government securities auctions during the fourth quarter of 2008;

•	a reduction in the weekly issuances of Savings Protection Bonds by IPAB in the fourth quarter of 2008;

•

a program conducted by Banco de México to repurchase up to Ps. 150 billion of debt securities issued by IPAB, resulting in the repurchase of Ps. 145.9 billion of debt securities in three auctions held on November 4, November 11 and November 18, 2008;

•

auctions carried out by Banco de México of interest rate swaps of up to Ps. 50 billion, through which market participants were able to exchange their exposure to long-term fixed interest rates for short-term variable interest rates, thereby allowing investors holding long-term fixed rate instruments to reduce their vulnerability to interest rate fluctuations. Banco de México used the 28-day TIIE as the reference rate for the variable interest rate. The auctions were held on November 14 and November 19, 2008, resulting in the allocation of Ps. 4.4 billion of swaps;

•

the decision to increase by up to U.S. $5 billion the financing provided to Mexico by the World Bank and the IADB. In addition, on March 10, 2010, the Foreign Exchange Commission requested that the IMF renew the approximately U.S. $48 billion contingent credit line originally granted by the IMF to Mexico on April 17, 2009. The renewal of the IMF contingent credit line was requested due to continued uncertainties related to global economic conditions and credit availability. On March 25, 2010, the IMF approved a one-year renewal of the contingent credit line. To date, no amounts have been disbursed under the contingent credit line;

•

an agreement between Banco de México and the Federal Reserve Bank of New York to establish temporary swap facilities of up to U.S. $30 billion effective until February 1, 2010. These facilities were designed to provide financial institutions in Mexico with liquidity in U.S. dollars and provide Banco de México with greater flexibility in addressing the demand for U.S. dollars in the Mexican financial markets. On April 21, 2009, Banco de México utilized this swap facility to provide U.S. $3.2 billion in dollar-denominated loans, with 264 day terms and interest resetting every 88 days, to commercial and development banks in Mexico. This swap facility expired in February 2010 and was not renewed; and

•

the repurchase by Banco de México and the Ministry of Finance and Public Credit of Ps. 4.3 billion of MBonos (fixed rate peso-denominated government bonds) and UDI 713 million (Ps. 3.0 billion ) of Udibonos (government bonds denominated in UDIs) through auctions conducted in December 2008.

Regulation

The Ministry of Finance and Public Credit adopted new rules governing the capitalization requirements for Mexican commercial banks effective January 1, 2000. These rules require Mexican commercial banks to:

•	limit to 20% the amount of deferred taxes arising from fiscal losses that may be included as Tier 1 capital;

•

classify all new issuances of subordinated convertible debt as Tier 2 capital. Outstanding subordinated mandatorily convertible debt, subject to current limitations, will remain as Tier 1 capital until its maturity or conversion;

•

exclude investments in non-financial companies and companies whose shares are not traded on the Mexican Stock Exchange from Tier 1 capital, except where those investments result from the capitalization of restructured loans; and

•	exclude from Tier 2 capital certain specific assets, including credit card debt, mortgages and commercial loans, and establish general loan loss reserves for these types of assets.

The rules also allow Mexican commercial banks, as part of a capitalization program, to issue cumulative and noncumulative subordinated debt securities through a special purpose vehicle, thereby providing them with a new financing alternative in international markets. These securities must have a minimum maturity of ten years, be designated as unsecured and deeply subordinated debt of the bank and provide for the deferral (cumulative) or cancellation (noncumulative) of interest payments in certain circumstances, as well as payment of the face value on the maturity date. Subject to certain limitations, noncumulative instruments may be included as Tier 1 capital.

During the second half of 2000, the Government continued to establish rules and criteria for the regulation of banking institutions in accordance with accepted international practices. In September 2000, the Government issued new rules for classifying the quality of loan portfolios of commercial banking institutions. At the same time, the rules governing the capitalization requirements of commercial banks were modified. In October 2000 and again in September 2003, the Government announced new rules for classifying the credit portfolios of development banks.

Under these rules, development banks are required to:

•	maintain a minimum net capital that reflects the market and credit risks of their operations;

•	gather the information necessary to grant or restructure various types of credit, both guaranteed and non-guaranteed;

•	maintain adequate records, implement procedures by which to verify recorded information and make such records available to certain identified creditors;

•	establish procedures by which to manage risk and perform their credit activity; and

•	implement a system of internal controls on operations.

The Banking Law was further amended on June 4, 2001 to:

•	enhance corporate governance by (1) expanding minority shareholders’ rights, (2) introducing independent board members and (3) requiring an audit committee of the board of directors;

•

improve the framework for banking operations by (1) providing adequate regulation regarding the provision of banking services using new technologies, (2) allowing banks to offer additional services and (3) setting a new framework for related operations; and

•

strengthen regulation and surveillance while reducing their cost by (1) introducing prompt corrective actions based on banks’ capitalization levels, (2) defining responsibilities and activities of the various financial authorities and (3) expanding the role of external auditors.

A number of additional reforms to the Banking Law became effective on February 2, 2008. These reforms:

•

enhanced the CNBV’s authority to supervise financial services companies. Specifically, the CNBV may perform visits to banks to review, verify, test and evaluate their operations, processes and internal control and risk management systems;

•

increased the conditions for the granting of credit to customers, including the requirement that banks analyze and evaluate—using quantitative and qualitative information—the creditworthiness of their customers;

•

improved transparency and reliability by requiring banks to periodically disclose certain corporate, financial, administrative, operational, economic and legal information on their websites and in a national newspaper;

•

provided the CNBV with the power to inspect and supervise entities that provide external audit services to banks, including members of the audit team, in order to verify auditors’ compliance with the Banking Law; and

•	introduced bancos de nicho (limited-purpose banks), which are permitted to engage in only a limited amount of banking activities as set forth in their by-laws.

At December 31, 2009, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 60.6 billion, as compared to Ps. 60.7 billion at December 31, 2008. At December 31, 2009, the total loan portfolio of the banking system was 0.4% greater in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 3.1% at December 31, 2009, as compared to a ratio of 3.2% at December 31, 2008. The amount of loan loss reserves held by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 105.3 billion at December 31, 2009, as compared to Ps. 97.9 billion at December 31, 2008. As a result, commercial banks had reserves covering 173.9% of their past-due loans at December 31, 2009, exceeding the minimum reserve level of 45%.

At July 31, 2010, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 54.8 billion, as compared with Ps. 60.6 billion at December 31, 2009. The total loan portfolio of the banking system increased by 1.1% in real terms during the first seven months of 2010 as compared with December 31, 2009. The past-due loan ratio of commercial banks was 2.7% at July 31, 2010, as compared with a ratio of 3.1% at December 31, 2009. The amount of loan loss reserves held by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 100.0 billion at July 31, 2010, as compared with Ps. 105.3 billion at December 31, 2009. As a result, commercial banks had reserves covering 182.5% of their past-due loans at July 31, 2010, exceeding the minimum reserve level of 45%.

On July 28, 2010, the Consejo de Estabilidad del Sistema Financiero (Financial System Stability Council) was created by the President of Mexico. It is composed of members from the supervisory and regulatory authorities of the Mexican financial system. The main functions of the Financial System Stability Council are to:

•	identify risks that can interrupt or disrupt the function of the financial system;

•	recommend and coordinate any measures to be taken by the Mexican financial authorities to avoid risks to the financial market;

•	advise the Executive Branch in matters related to financial stability; and

•

prepare an annual report discussing the stability of the Mexican financial markets and describing any activities and measures taken by the Council during the preceding year to promote financial stability.

Credit Allocation by Sector

The following table shows the allocation by sector of credit extended by commercial and development banks at each of the dates indicated.

	Credit Allocation by Sector(1)
	December 31,						June 30,
	2005		2006		2007		2008		2009(2)		2010(2)
	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps. 21.7	1%	Ps. 22.2	1%	Ps. 28.0	1%	Ps. 33.9	2%	Ps. 29.9	1%	32.2	1%
Industry	182.3	12	217.0	13	324.5	16	420.6	19	448.6	19	462.4	19
Services and other activities	247.5	16	306.9	18	375.0	19	452.5	20	463.7	20	467.2	19
Housing credit	181.8	11	243.8	14	289.8	15	326.3	15	355.6	15	370.6	15
Spending credit	275.1	17	391.7	23	492.1	25	489.4	22	409.5	17	404.3	17
Statistical adjustment	0.8	0	4.7	0	0.3	0	0.1	0	0.5	0	1.1	0
Financial sector	183.2	12	135.0	8	151.0	8	169.5	8	185.0	8	176.7	7
Public sector	281.5	18	194.8	12	197.7	10	226.2	10	358.1	15	370.9	15
Others	192.8	12	152.4	9	99.7	5	69.8	3	59.5	3	58.8	2
External sector	14.5	1	17.8	1	21.6	1	41.6	2	46.1	2	53.3	2

Total	Ps.1,581.2	100%	Ps.1,686.3	100%	Ps.1,979.7	100%	Ps.2,229.8	100%	Ps.2,356.4	100%	Ps.2,397.6	100%

Interbank sector	5.3		2.9		2.0		1.7		1.2		1.2

Note: Numbers may not total due to rounding.

(1)	Includes commercial and development banks.
(2)	Preliminary.

Source: Banco de México.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

As discussed above, in connection with the implementation of NAFTA, amendments to several laws relating to the financial services industry became effective on January 1, 1994, and were implemented through regulations issued by the Ministry of Finance and Public Credit on April 20, 1994. Under these rules, non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities, including the provision of insurance, in Mexico.

In addition, pursuant to the 1995 amendments to the Ley General de Instituciones y Sociedades Mutualistas de Seguros (Mexican Insurance Company Law), foreign investors may purchase up to 49% of the capital stock of Mexican insurance companies. Moreover, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue non-voting or limited voting shares, as well as subordinated debt obligations. Finally, foreign insurance companies are permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

The Ley General de Organizaciones y Actividades Auxiliares del Crédito (Auxiliary Credit Organizations Law), as amended in 1993, governs financial intermediaries. Pursuant to the law:

•

no individual or entity is permitted to hold directly or indirectly more than 10% of the paid-in capital of financial intermediaries without the prior authorization of the Ministry of Finance and Public Credit;

•	auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital;

•	financial leasing companies are entitled to judicially enforce the repossession of goods leased in the event of a default by the lessee; and

•	the CNBV is authorized to prevent auxiliary credit institutions from using misleading documentation.

Pursuant to the 1995 amendments to the Auxiliary Credit Organizations Law, foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the shares representing capital stock of an auxiliary credit institution.

On June 4, 2001, the Ley de Sociedades de Inversión (Mutual and Investment Funds Law) went into effect. This law was designed to develop financial intermediaries other than banks, thereby allowing retail investors to participate in a more transparent and liquid securities market. Other goals of the law included:

•	the introduction of the concept of investment fund distributors; and

•

the avoidance of conflicts of interest between investment funds and operating companies by (1) requiring that one third of the members of the board of directors of each investment fund be independent and (2) precluding brokerage houses and banks from acting directly as operating companies.

The Securities Markets

The Mexican Stock Exchange is the only authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. Upon the consummation of the initial public offering of its shares on June 18, 2008, the Mexican Stock Exchange was transformed from a sociedad anónima de capital variable (private company) to a sociedad anónima bursátil de capital variable (a public company). In connection with the initial public offering of its shares, certain former stockholders of the Mexican Stock Exchange (banks and brokerage houses) created a control trust into which they deposited more than 50% of the issued and outstanding shares of the Mexican Stock Exchange with the purpose of voting such shares as a single block in the future. Both debt and equity securities are listed and traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.

The Ley del Mercado de Valores (Securities Market Law) has been amended on several occasions in recent years. It was amended in 1993 to include more flexible rules for the repurchase by Mexican companies of their own shares and new rules relating to privileged information, as well as to permit the listing of foreign securities on the Mexican Stock Exchange upon the authorization of the Ministry of Finance and Public Credit, the CNBV and Banco de México. The 1993 amendments also provided for the creation of an international quotation system. In addition, since July 1994, foreign securities firms have been permitted to establish representative offices in Mexico with the prior approval of the Ministry of Finance and Public Credit. As of December 31, 2009, four foreign securities firms were authorized by the Ministry of Finance and Public Credit to maintain representative offices in Mexico.

In conjunction with the 1995 and 1998 amendments to the Banking Law, certain restrictions on the shareholding structure of securities firms were relaxed. These restrictions mirror those that apply to Mexican commercial banks. See “—Banking System” for a discussion of the current shareholding structure and foreign ownership restrictions.

In December 2005, the Mexican Congress passed a new Securities Market Law to enhance the institutional framework of the securities market in Mexico. The new law, which entered into effect on June 28, 2006, clarified several aspects of the existing law, including disclosure requirements and the reach of the law’s application to holding companies and subsidiaries. In addition, the new law improved minority shareholders’ rights and introduced new requirements and fiduciary duties applicable to board members, officers and external auditors of publicly traded companies. The new law also redefined certain corporate responsibilities, requiring the creation of audit and corporate governance committees with independent board members.

The market capitalization of the Mexican Stock Exchange was U.S. $237.9 billion at the end of 2008, representing a 40.4% decrease in dollar terms from its year-end 2007 level. The value of transactions on the Mexican Stock Exchange totaled U.S. $134.7 billion in 2008, 0.3% higher than in 2007. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 1.7% of transactions and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 98.3% of transactions.

The market capitalization of the Mexican Stock Exchange was U.S. $352.0 billion at the end of 2009, representing a 47.9% increase in dollar terms from its year-end 2008 level. The value of transactions on the Mexican Stock Exchange totaled U.S. $114.3 billion in 2009, 15.2% less than in 2008. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 1.0% of transactions and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 98.2% of transactions.

The Mexican Stock Exchange publishes the Índice de Precios y Cotizaciones (Stock Market Index) based on a group of the 35 most actively traded shares. At December 31, 2009, the Stock Market Index stood at 32,120 points, representing a 43.5% nominal increase from the level of 22,380 at December 31, 2008.

At November 3, 2010, the Stock Market Index stood at 35,844 points, representing an 11.6% nominal increase from the level at December 31, 2009.

The following graph illustrates the Stock Market Index for the periods indicated.

EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

Since the late 1980’s, Mexico has utilized an outward-looking approach to facilitate economic development, concentrating on export-led growth. This approach replaced the import substitution economic development model adopted by Mexico in the 1940’s to promote industrialization through the protection of local industries, which in its latter stages was financed by the expansion of oil exports and debt accumulation.

In order to encourage the growth of non-oil exports, the Government has advanced a comprehensive set of trade, fiscal, financial and promotional measures designed to create a macroeconomic environment in which Mexican exports will be more competitive. The Government’s decision to join GATT in 1986 resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. A five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Average tariff rates declined from 22.6% in 1986 to 13.1% in 1992 and 9.6% in 2009. As of December 2009, approximately 98.7% of tariff items and 83.4% of imports by value were exempt from import permit requirements and other non-tariff barriers.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Exports and Imports

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First six months of 2010(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$31,889	$39,017	$43,014	$50,635	$30,911	$19,382
Crude oil	28,329	34,707	37,937	43,342	25,694	16,570
Other	3,559	4,310	5,077	7,294	5,217	2,812
Non-oil products	182,344	210,908	228,861	240,707	198,872	121,880
Agricultural	5,981	6,836	7,415	7,895	7,726	5,013
Mining	1,168	1,321	1,737	1,931	1,448	1,133
Manufactured goods(2)	175,196	202,752	219,709	230,882	189,698	115,733

Total merchandise exports	214,233	249,925	271,875	291,343	229,783	141,262
Merchandise imports (f.o.b.)
Consumer goods	31,513	36,901	43,055	47,941	32,828	19,160
Intermediate goods(2)	164,091	188,632	205,295	221,565	170,912	107,994
Capital goods	26,216	30,525	33,599	39,097	30,645	13,795

Total merchandise imports	221,820	256,058	281,949	308,603	234,385	140,950

Trade balance	$(7,587)	$(6,133)	$(10,074)	$(17,261)	$(4,602)	$312

Average price of Mexican oil mix(3)	$42.71	$53.04	$61.64	$84.38	$57.44	$70.71

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México.

As a result of the export promotion strategy referred to above, Mexico’s non-oil exports have increased more than thirty-fold since 1982, reaching U.S. $198.9 billion (or 86.5% of total merchandise exports including in-bond industries) in 2009. Over the last twenty years, the composition of Mexico’s non-oil exports has also changed. In 2009, U.S. $189.7 billion (or 95.4%) of Mexico’s non-oil exports (including the in-bond industry) were represented by manufactured goods, as compared with U.S. $5.8 billion (or 77.1%) in 1982.

In 2007, Mexico registered a trade deficit of U.S. $10.1 billion, as compared to a trade deficit of U.S. $6.1 billion in 2006. Merchandise exports increased by 8.8%, to U.S. $271.9 billion in 2007, as compared to U.S. $249.9 billion in 2006, mainly due to a 16.2% increase in the average price per barrel of Mexican crude oil exports. In 2007, petroleum exports increased by 10.2% and non-petroleum exports increased by 8.5%. Exports of manufactured goods increased by 8.4% in 2007, representing 80.8% of total merchandise exports in 2007.

Total imports increased by 10.1% to U.S. $281.9 billion during 2007, mainly due to increased domestic demand. Imports of intermediate goods increased by 8.8%, imports of capital goods increased by 10.1% and imports of consumer goods increased by 16.7% during 2007.

In 2008, Mexico registered a trade deficit of U.S. $17.3 billion, as compared to a trade deficit of U.S. $10.1 billion in 2007. Merchandise exports increased by 7.2%, to U.S. $291.3 billion in 2008, as compared to U.S. $271.9 billion in 2007, mainly due to a 36.9% increase in the average price per barrel of Mexican crude oil exports. In 2008, petroleum exports increased by 17.7% and non-petroleum exports increased by 5.2%. Exports of manufactured goods increased by 5.1% in 2008, representing 79.2% of total merchandise exports in 2008.

Total imports increased by 9.5% to U.S. $308.6 billion during 2008, mainly due to increased domestic demand. Imports of intermediate goods increased by 7.9%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 11.3% during 2008.

According to preliminary figures, during 2009, Mexico registered a trade deficit of U.S. $4.6 billion, as compared with a trade deficit of U.S. $17.3 billion for 2008. Merchandise exports decreased by 21.1%, to U.S. $229.8 billion during 2009, as compared to U.S. $291.3 billion in 2008. During 2009, petroleum exports decreased by 39.0%, from U.S. $50.6 billion in 2008 to U.S. $30.9 billion in 2009, mainly as a result of lower crude oil production by PEMEX, which resulted from the decline in production from the Cantarell fields, lower international crude oil prices and petroleum product prices, and decreased demand for petroleum products. During 2009, non-petroleum exports decreased by 17.4%, from U.S. $240.7 billion in 2008 to U.S. $198.9 billion in 2009. Exports of manufactured goods, which represented 82.6% of total merchandise exports, decreased by 17.8% during 2009, from U.S. $230.9 billion in 2008 to U.S. $189.7 billion in 2009, due to lower demand for manufactured goods as a result of the global economic crisis and the consequent recession in Mexico’s key export markets, including the United States.

According to preliminary figures, during the year ended December 31, 2009, total imports decreased by 24.0% to U.S. $234.4 billion, as compared to U.S. $308.6 billion for 2008, due to decreased domestic demand. In particular, imports of intermediate goods decreased by 22.9%, imports of capital goods decreased by 21.6% and imports of consumer goods decreased by 31.5%, each as compared to 2008.

According to preliminary figures, during the first eight months of 2010, Mexico registered a trade deficit of U.S. $1.4 billion, as compared with a trade deficit of U.S. $3.7 billion for the same period of 2009. Merchandise exports increased by 35.6% during the first eight months of 2010 to U.S. $191.5 billion, as compared to U.S. $141.3 billion for the same period of 2009. During the first eight months of 2010, petroleum exports increased by 42.8%, while non-petroleum exports increased by 34.5%, each as compared with the petroleum and non-petroleum export totals, respectively, of the same period of 2009. Exports of manufactured goods, which represented 82.4% of total merchandise exports, increased by 35.2% during the first eight months of 2010, as compared with exports of manufactured goods during the same period of 2009.

According to preliminary figures, during the first eight months of 2010, total imports increased by 33.1% to U.S. $192.9 billion, as compared to U.S. $145.0 billion for the same period of 2009. During the first eight months of 2010, imports of intermediate goods increased by 40.3%, imports of capital goods decreased by 3.0% and imports of consumer goods increased by 30.0%, each as compared to imports in the same period of 2009.

Geographic Distribution of Trade

The United States is Mexico’s most important trading partner. In 2009, trade with the United States accounted for approximately 80.6% of Mexico’s total exports and 48.0% of Mexico’s total imports.

The following table shows the distribution of Mexico’s external trade for the periods indicated:

Distribution of Trade(1)

	2005	2006	2007	2008	2009(2)
Exports (f.o.b.):
U.S.A.	85.7%	84.7%	82.1%	80.2%	80.6%
Canada	2.0	2.1	2.4	2.4	3.6
EU	4.3	4.4	5.4	5.9	5.1
Of which:
Spain	1.4	1.3	1.4	1.5	1.1
U.K.	0.6	0.4	0.6	0.6	0.5
Germany	1.1	1.2	1.5	1.7	1.4
Netherlands	0.4	0.5	0.7	0.9	0.7
China	0.5	0.7	0.7	0.7	1.0
Japan	0.7	0.6	0.7	0.7	0.7
Others	6.9	7.5	8.8	10.1	9.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (f.o.b.):
U.S.A.	53.4%	50.9%	49.5%	49.0%	48.0%
Canada	2.8	2.9	2.8	3.1	3.1
EU	11.7	11.3	12.0	12.7	11.6
Of which:
Spain	1.5	1.4	1.4	1.3	1.3
U.K.	0.8	0.8	0.8	0.8	0.8
Germany	3.9	3.7	3.8	4.1	4.2
Netherlands	0.4	0.6	0.9	1.4	0.9
China	8.0	9.5	10.5	11.2	13.9
Japan	5.9	6.0	5.8	5.3	4.9
Others	18.2	19.4	19.4	18.7	18.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary.

Source: Banco de México.

NAFTA entered into force on January 1, 1994. NAFTA:

•	removed most customs duties imposed on goods traded among Mexico, the United States and Canada;

•	removed or relaxed many investment restrictions, including restrictions on foreign investment in banking, insurance and other financial service activities;

•	liberalized trade in services and provides for protection of intellectual property rights;

•	provides a specialized means for resolution of trade disputes arising under NAFTA; and

•	promotes trilateral, regional and multilateral cooperation.

The three parties to NAFTA also negotiated and entered into supplemental accords to this agreement relating to labor and environmental issues, as well as separate understandings on emergency actions in response to import surges and the funding of environmental infrastructure projects in the Mexico-U.S. border region. In addition, different combinations of the three countries have also reached understandings on various specific issues.

Since NAFTA entered into force in 1994, trade between Mexico, the United States and Canada has increased. However, Mexican exports to the United States decreased from U.S. $233.5 billion in 2008 to U.S. $185.2 billion in 2009, mainly due to lower demand for Mexican goods in the United States as a result of the global economic crisis and the resulting recession in the United States. Nevertheless, Mexican exports to the United States decreased at a lower rate (20.7%) than did United States exports to Mexico (25.7%).

A free trade agreement between Mexico and Chile went into effect on August 1, 1999, expanding the terms of the trade agreement originally entered into by these countries in 1992. Mexico’s free trade agreement with Colombia and Venezuela and a similar agreement with Bolivia entered into force on January 1, 1995, although Venezuela withdrew from this agreement on November 19, 2006. Mexico entered into a free trade agreement with Costa Rica in January 1995 and with Nicaragua in July 1998. In February 2000, Mexico and Israel signed a free trade agreement, which took effect on July 1, 2000. The agreement covers tariffs on industrial and agricultural products exported by Mexico to Israel and on agricultural technology, medical and agricultural equipment and agricultural products exported by Israel to Mexico. In March 2000, Mexico and the European Union signed a free trade agreement, which took effect on July 1, 2000. The agreement covers industrial tariffs, agricultural goods, services, public procurement, rules of competition and investment, intellectual property, rules of origin and dispute resolution. In June 2000, Mexico signed a free trade agreement with Guatemala, Honduras and El Salvador, which took effect on March 15, 2001, for Guatemala and El Salvador, and on June 1, 2001, for Honduras. The agreement covers tariffs on industrial and agricultural products traded among the four countries, as well as rules governing the export and import of services among the four countries. On November 15, 2003, Mexico signed a free trade agreement with Uruguay, which entered into effect on July 15, 2004. On September 17, 2004, Mexico signed a free trade agreement with Japan, which entered into effect on April 1, 2005. In addition, Mexico is participating in the negotiations for the Free Trade Area of the Americas (FTAA), and is negotiating a free trade agreement with the four members of the Common Market of the South (MERCOSUR), Argentina, Brazil, Paraguay and Uruguay.

On November 18, 1993, Mexico was admitted as a member of the Asian Pacific Economic Cooperation Association. In addition, Mexico became a member of the WTO on January 1, 1995, the date on which the WTO superseded the GATT.

The Ley de Comercio Exterior (Foreign Trade Law), enacted in 1993, grants broad powers to the President to establish import and export duties and other trade restrictions. Under the law, the Ministry of Economy is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties. The Foreign Trade Law created the Comisión de Comercio Exterior (Foreign Trade Commission), an agency that operates within the Ministry of Economy, to administer these procedures. In addition, the Foreign Trade Law specifically defines and regulates unfair trade practices, thereby more closely aligning Mexico’s trade regulatory framework with current international practices and standards.

In-bond Industry

Mexico’s in-bond industry imports components and raw materials free of duties and, in turn, exports finished products with the manufacturer paying tariffs only on the value added in Mexico. Initially established along the border with the United States, in-bond plants now operate in other regions of the country, where they have access to a larger and more diverse labor pool and are able to take greater advantage of inputs available from Mexican suppliers. According to preliminary figures, more than half of the value added by the in-bond industry in 2009 related to the production of auto parts, transportation equipment and electronic products.

In December 2009, the number of in-bond plants totaled 5,245, down from 5,285 in December 2008. According to preliminary figures, in December 2009 in-bond plants employed 1,641,465 workers, a decrease from 1,745,176 workers in December 2008. This decrease in employment was primarily due to the contraction of the Mexican manufacturing sector generally in 2009. According to preliminary figures, revenues from in-bond operations during 2009 increased by 6.6%, to U.S. $167.4 billion, of which U.S. $94.7 billion was generated from export sales and U.S. $72.7 billion was generated from domestic sales.

As of July 2010, the number of in-bond plants totaled 5,242, down from 5,245 in December 2009. According to preliminary figures, in July 2010, in-bond plants employed 1,796,750 workers, an increase from 1,641,465 workers in December 2009. This increase in workers employed by the in-bond industry was primarily due to increased demand for Mexican manufactured goods in the domestic and United States markets during the first six months of 2010. According to preliminary figures, revenues from in-bond operations during the first seven months of 2010 increased by 15.8%, to U.S. $193.9 billion, of which U.S. $107.2 billion was generated from export sales and U.S. $86.7 billion was generated from domestic sales.

Balance of International Payments

Since 1988, Mexico has registered a deficit in its current account, primarily due to increases in imports by the private sector and the Government’s trade liberalization policies.

According to preliminary figures, during 2007, Mexico’s current account registered a deficit of 0.8% of GDP, or U.S. $8.7 billion, as compared to a current account deficit of U.S. $4.8 billion in 2006. The capital account registered a surplus of U.S. $21.1 billion in 2007, as compared to a deficit of U.S. $2.4 billion in 2006, primarily due to increases in direct and portfolio foreign investment inflows, external financing of PIDIREGAS-related projects and the external indebtedness of the private sector (banking and non-banking). Foreign investment in Mexico totaled U.S. $36.0 billion in 2007, and was composed of direct foreign investment inflows totaling U.S. $28.7 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $7.3 billion.

According to preliminary figures, during 2008, Mexico’s current account registered a deficit of 1.5% of GDP, or U.S. $16.2 billion, as compared to a deficit of U.S. $8.7 billion in 2007. The capital account registered a surplus of U.S. $25.7 billion in 2008, as compared to a surplus of U.S. $21.1 billion in 2007, primarily as a result of increases in foreign financing of the external indebtedness of the private sector (non-banking) and of PIDIREGAS-related projects, which were partially offset by a decrease in foreign direct investment, as compared to 2007. Foreign investment in Mexico totaled U.S. $26.7 billion in 2008, and was composed of direct foreign investment inflows totaling U.S. $24.3 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $2.4 billion.

According to preliminary figures, during 2009, Mexico’s current account registered a deficit of 0.7% of GDP, or U.S. $5.7 billion, as compared to a deficit of U.S. $16.2 billion in 2008. The capital account registered a surplus of U.S. $17.1 billion in 2009, as compared to a surplus of U.S. $25.7 billion in 2008, primarily due to increased external indebtedness of the public sector, Banco de México’s utilization of U.S. $3.2 billion in dollar-denominated loans under temporary swap facilities established with the Federal Reserve Bank of New York and the cessation of the Government’s oil revenue hedging activities in international markets. Foreign investment in Mexico totaled U.S. $21.7 billion in 2009, and was composed of direct foreign investment inflows totaling U.S. $14.0 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $7.7 billion.

According to preliminary figures, during the first six months of 2010, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $1.2 billion, as compared to a deficit of U.S. $1.7 billion for the same period of 2009. The capital account registered a surplus of U.S. $16.5 billion in the first six months of 2010, as compared to a deficit of U.S. $5.2 billion in the same period of 2009. Foreign investment in Mexico totaled U.S. $20.4 billion during the first six months of 2010, and was composed of direct foreign investment inflows totaling U.S. $12.2 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $8.2 billion.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First six months of 2010(1)
	(in millions of dollars)
I. Current account(2)	$(4,872)	$(4,776)	$(8,673)	$(16,223)	$(5,721)	$(1,222)
Credits	257,604	298,451	323,628	342,525	271,417	162,610
Merchandise exports (f.o.b.)	214,233	249,925	271,875	291,343	229,783	141,262
Non-factor services	16,066	16,221	17,489	18,040	14,767	8,359
Tourism	11,803	12,177	12,852	13,289	11,275	6,486
Others	4,263	4,045	4,637	4,751	3,492	1,873
Factor Services	5,110	6,268	7,741	7,553	5,339	2,206
Interest	3,011	5,097	6,312	5,845	3,818	1,828
Others	2,099	1,171	1,429	1,708	1,521	378
Transfers	22,194	26,037	26,523	25,589	21,528	10,782
Debits	262,475	303,227	332,301	358,748	277,138	163,832
Merchandise imports (f.o.b.)	221,820	256,058	281,949	308,603	234,385	140,950
Non-factor services	20,779	21,957	23,794	25,119	22,792	12,449
Insurance and freight	6,494	7,418	8,297	9,700	7,130	4,394
Tourism	7,600	8,108	8,375	8,526	7,132	3,416
Others	6,685	6,431	7,122	6,893	8,531	4,638
Factor services	19,820	25,124	26,450	24,897	19,900	10,374
Interest	12,260	14,076	14,865	14,531	11,772	6,093
Others	7,560	11,048	11,586	10,366	8,128	4,281
Transfers	57	88	108	128	60	59
II. Capital account	14,812	(2,369)	21,084	25,675	17,086	16,450
Liabilities	29,005	15,545	51,116	34,755	35,648	26,438
Loans and deposits	543	(9,834)	15,081	8,008	13,985	6,038
Development banks	(3,469)	(7,959)	(1,040)	(496)	794	(359)
Commercial banks	(2,280)	446	3,026	(1,160)	(25)	1,854
U.S. Federal Reserve swap facility	—	—	—	—	7,229	(3,221)
Non-financial public sector	(6,624)	(14,068)	(5,908)	(3,432)	9,638	1,214
Non-financial private sector	4,166	4,722	5,778	242	(3,651)	6,549
PIDIREGAS(3)	8,749	7,026	13,225	12,853	—	—
Foreign investment	28,462	25,379	36,035	26,747	21,663	20,400
Direct	22,335	20,061	28,707	24,297	13,978	12,239
Portfolio	6,127	5,317	7,328	2,450	7,685	8,161
Equity securities	3,353	2,805	(482)	(3,503)	4,169	546
Debt securities	2,774	2,512	7,810	5,953	3,516	7,615
Assets	(14,193)	(17,914)	(30,032)	(9,080)	(18,562)	(9,988)
III. Errors and omissions	(2,776)	6,143	(2,125)	(2,014)	(6,031)	(4,738)
IV. Change in net international reserves(4)	7,173	(989)	10,311	7,450	5,397	10,527

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of PIDIREGAS-related projects are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver as well as adjustments in their value are not reflected in items I, II and III.

Source: Banco de México.

Mexico’s Foreign Exchange Commission, composed of members of the Ministry of Finance and Public Credit and Banco de México, establishes Mexico’s exchange rate policy as well as Mexico’s policies for the accumulation of international reserves.

The Government establishes quarterly targets for the expansion of net domestic credit, and has done so since 1996. At that time, the definition of “net domestic credit” was changed to be more consistent with international standards. “Net domestic credit” is now defined as the variation of the monetary base (currency in circulation plus bank deposits at the central bank) less the variation of Banco de México’s “net international assets.” “Net international assets” is defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

On March 20, 2003, the Foreign Exchange Commission adopted a mechanism to moderate the rate of accumulation of international reserves. Under this mechanism, Banco de México announced at the beginning of each quarter, beginning in May 2003, the total amount of dollars to be supplied to the currency market during the quarter. The amount of dollars to be sold, which was sold exclusively to Mexican credit institutions, equaled 50% of the increase in net international reserves registered during the previous quarter less the total amount of dollars sold through this mechanism during the previous quarter. The total amount of dollars to be sold in a quarter was sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.

On March 12, 2004, the Foreign Exchange Commission announced that, effective May 3, 2004, it would adjust the mechanism used to moderate the rate of accumulation of international reserves described in the preceding paragraph. Under the adjusted mechanism, Banco de México continued to make quarterly announcements regarding the daily amounts of dollars to be supplied to the currency market pursuant to the same formula, but the total amount announced was divided into four equal portions to be sold in the following four quarters. The total amount of dollars to be sold in a quarter was accomplished through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter. The amount of dollars auctioned during the quarter from November 2006 through January 2007 was U.S. $42 million, from February through April 2007 was U.S. $26 million and from May through July 2007 was U.S. $21 million. On July 17, 2007, Banco de México announced that it would suspend its daily auctions of dollars for the quarter from August through October 2007, because there had been an accumulation of net international reserves registered during the preceding four quarters. The amount of dollars auctioned during the quarter from November 2007 through January 2008 was U.S. $9 million, from February 2008 through April 2008 was U.S. $20 million, and from May 2008 through July 2008 was U.S. $32 million. On July 25, 2008, the Foreign Exchange Commission announced that, effective August 1, 2008, it was suspending the auction mechanism until further notice in order to compensate for the decrease in the balance of international reserves caused by the Ministry of Finance and Public Credit’s purchase of U.S. $8 billion of U.S. dollars from Banco de México.

On October 8, 2008, Banco de México announced a new policy under which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million. In addition, Banco de México announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated as compared to the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the value of the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the value of the daily additional auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the daily additional auctions would be suspended as from October 1, 2009; however, the depreciation-contingent auctions remained unchanged. On April 9, 2010, Banco de México announced that it was suspending the depreciation-contingent auctions as from April 12, 2010. From March 9, 2009 through September 30, 2009, Mexico sold an aggregate of U.S. $10.3 billion through the special daily auctions. From October 9, 2008 through April 9, 2010, Mexico sold an aggregate of U.S. $8.3 billion through the depreciation-contingent auctions.

In addition to the regular auctions described above, from October 8, 2008 to September 17, 2009, Banco de México conducted the following special auctions of dollars for a total amount of U.S. $11 billion: (i) on October 8 and October 9, 2008 a special auction of U.S. $2.5 billion; (ii) on October 10, 2008, two special auctions, each for an aggregate amount of U.S. $3.0 billion; (iii) on October 16, 2008, a special auction of U.S. $1.5 billion; and (iv) on October 23, 2008, a special auction of U.S. $1.0 billion.

On February 4, February 5 and February 6, 2009, in response to abnormal exchange rate volatility and a scarcity of liquidity in the foreign exchange market, Banco de México carried out extraordinary sales of dollars to Mexican banks for an aggregate amount of U.S. $1.1 billion. Banco de México carried out additional extraordinary sales of dollars on February 20, February 23 and February 27, 2009 for an aggregate amount of U.S. $0.9 billion.

On February 22, 2010, the Foreign Exchange Commission announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing in February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 through October 1, 2010, Banco de México auctioned an aggregate of U.S. $4.8 billion in options through this mechanism and through June October 1, 2010, Banco de México had purchased an aggregate of U.S. $3.4 billion from holders upon the exercise of these options.

At December 31, 2009, Mexico’s international reserves totaled U.S. $90.8 billion, an increase of U.S. $5.4 billion from the amount at December 31, 2008. The net international assets of Banco de México totaled U.S. $99.9 billion at December 31, 2009, an increase of U.S. $4.6 billion from the amount at December 31, 2008.

At October 22, 2010, Mexico’s international reserves totaled U.S. $109.5 billion, an increase of U.S. $18.6 billion from the amount at December 31, 2009. The net international assets of Banco de México totaled U.S. $113.2 billion at October 22, 2010, an increase of U.S. $13.3 billion from the amount at December 31, 2009.

The following table sets forth the international reserves and net international assets of Banco de México at the end of each period indicated.

International Reserves and Net International Assets(3)

Year	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets
	(in millions of dollars)
2005	$68,669	$74,115
2006	67,680	76,304
2007	77,991	87,235
2008	85,441	95,232
2009	90,838	99,870
2010
January	92,555	98,706
February	94,470	100,010
March	95,682	101,640
April	97,402	103,839
May	98,022	103,898
June	101,365	105,596
July	104,865	109,590
August	106,862	111,584
September	108,312	113,719

(1)	International reserves of Banco de México include gold, Special Drawing Rights and foreign exchange holdings.
(2)	International reserves are equivalent to gross international reserves minus international liabilities of the central bank with maturities under six months.
(3)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

Source: Banco de México.

Direct Foreign Investment in Mexico

Mexico’s Ley de Comercio Exterior (Foreign Investment Law) establishes a set of rules designed to provide foreign investors with legal certainty and encourage foreign investment in Mexico. The law, which became effective in December 1993, liberalized certain restrictions on foreign investment in Mexico, permitting the ownership by foreign investors of 100% of the capital stock of a Mexican company, if certain conditions are satisfied. The law also sets forth certain economic activities that are reserved for the Government or for Mexican investors and the different activities in which foreign investment may not exceed 10%, 25%, 30% or 49% of the total investment. While the Government recognizes that Mexico is competing for capital with many other countries, including China and nations in Eastern and Central Europe, the Government believes that, because of the increased competitiveness and productivity of Mexico’s economy, it will be able to maintain access to sources of investment capital.

In addition, the Foreign Investment Law allows foreign investors to purchase equity securities traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors, provided that certain conditions are satisfied. With the authorization of the Ministry of Economy, investment trusts may be established by Mexican banks, with the banks acting as trustees to purchase these securities. These trusts, in turn, issue ordinary participation certificates that may be acquired by foreign investors, which grant only economic rights to their holders and do not confer voting rights in the companies whose stock is held by the trusts (such voting rights being exercisable only by the trustee).

According to preliminary figures, during 2009, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $21.7 billion, and was composed of direct foreign investment of U.S. $14.0 billion and net foreign portfolio investment (including securities placed abroad) inflows of U.S. $7.7 billion. Total accumulated direct foreign investment in Mexico, excluding the direct foreign investment that has not been notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), during the 2005-2009 period totaled approximately U.S. $105.9 billion. Of the total direct foreign investment accumulated during the 2005-2009 period, excluding that in securities, 42.8% has been channeled to manufacturing, 19.6% to financial services, 7.6% to commerce, 7.2% to mining, 4.9% to transportation and communications, 3.7% to construction, 0.6% to electricity and water, 0.2% to agriculture, livestock, fishing and forestry and 13.5% to other services.

According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $20.4 billion during the first six months of 2010, and was composed of direct foreign investment of U.S. $12.2 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $8.2 billion.

The following table shows, by country of origin, direct foreign investment in Mexico, as notified to the National Foreign Investment Registry, and the cumulative totals from January 1, 2005 through December 31, 2009.

Direct Foreign Investment(1)

	Direct Foreign Investment in 2009(2)		Cumulative Total 2005- 2009(2)
	(in millions of dollars, except percentages)
United States	$6,096.9	48.7%	$52,215.5	49.3%
Canada	1,224.3	9.8	5,439.4	5.1
Spain	2,305.4	18.4	14,917.7	14.1
Netherlands	1,563.9	12.5	12,681.2	12.0
United Kingdom	294.0	2.3	4,530.5	4.3
Germany	(134.6)	(1.1)	1,392.8	1.3
Luxemburg	140.8	1.1	1,334.6	1.3
Virgin Islands	19.4	0.2	4,917.5	4.6
Switzerland	64.2	0.5	1,911.7	1.8
Japan	158.2	1.3	(520.7)	(0.5)
Others	789.8	6.3	7,122.6	6.7

Total	$12,522.3	100.0%	$105,942.8	100.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary.
(2)	Excluding the direct foreign investment that has not been notified to the National Foreign Investment Registry.

Source: Nacional Foreign Investment Commission (Informe Estadístico sobre el Comportamiento de la Inversión Extranjera Directa en México).

Subscriptions to International Institutions

At August 31, 2010, Mexico’s subscription to the IMF was SDR 3,152.8 million (equal to approximately U.S. $4.9 billion). On August 30, 2000, Banco de México repurchased its entire outstanding IMF repurchase obligations and has not incurred any new repurchase obligations since that date.

Mexico’s subscription to the capital of the World Bank was U.S. $2.27 billion at August 31, 2010. Of this amount, U.S. $139.0 million has been paid in, and the balance is callable only if the World Bank requires this balance to meet its obligations for borrowed funds or guaranteed loans. At August 31, 2010, excluding cancellations, the World Bank had authorized gross loans to Mexico totaling U.S. $44.1 billion, of which U.S. $40.4 billion had been disbursed.

At August 31, 2010, Mexico’s contribution to the capital of the International Development Association was U.S. $185 million and its subscription to the capital of the International Finance Corporation was U.S. $27.6 million, all of which has been paid. Both the International Development Association and the International Finance Corporation are part of the World Bank Group. At August 31, 2010, the International Finance Corporation had authorized credits to and made investments in Mexico totaling U.S. $4.4 billion (excluding participants in syndication and guarantee operations).

At December 31, 2009, Mexico’s subscription to the capital of the IADB was U.S. $7.0 billion, one of the largest subscriptions of the IADB’s Latin American members. Of that subscription, U.S. $299.0 million has been paid and the balance is callable if required to meet the IADB’s obligations. Mexico’s contribution to the IADB Fund for Special Operations was U.S. $329.0 million at December 31, 2009. The IADB had authorized gross loans to Mexico totaling U.S. $25.4 billion (excluding cancellations), of which U.S. $22.9 billion has been disbursed. At December 31, 2009, Mexico’s contribution to the capital of the Inter-American Investment Corporation (IAIC), an affiliate of the IADB, was U.S. $50 million, and the IAIC had made investments in Mexico totaling U.S. $394.7 million. During 2009, the IAIC approved U.S. $44 million of investments in Mexico, which consisted of a credit line to Banco Mercantil del Norte, S.A. for U.S. $40 million, a loan to En Confianza, S.A. de C.V. for U.S. $1 million and a loan to Operadora de Servicios Mega, S.A. de C.V. for U.S. $3 million.

Mexico has also contributed capital to the Caribbean Development Bank and the European Bank for Reconstruction and Development. At April 30, 2010, Mexico had subscribed to a total of U.S. $225.0 million of capital—of which U.S. $202.5 million has been paid in—of the North American Development Bank, whose purpose is to improve environmental conditions along the United States-Mexico border. Banco de México has also been a member of the Bank for International Settlements since 1996. At December 31, 2009, Banco de México had subscribed to 3,211 shares of the Bank for International Settlements’ third tranche of capital.

Exchange Controls and Foreign Exchange Rates

Since December 22, 1994, the Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. The Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).

The peso/dollar exchange rate closed at Ps. 10.9157 = U.S. $1.00 on December 31, 2007, a 0.95% depreciation in dollar terms as compared with the rate on December 31, 2006. The peso/dollar exchange rate experienced volatility in 2007, with the value of the peso depreciating during the first and third quarters and then regaining its losses during the second and fourth quarters of the year, largely due to greater market volatility generally and less appetite from investors for emerging markets risk.

The peso/dollar exchange rate closed at Ps. 13.8325 = U.S. $1.00 on December 31, 2008, a 21.1% depreciation in dollar terms as compared with the rate on December 31, 2007. The peso/dollar exchange rate experienced volatility in 2008, with the value of the peso appreciating during the first half of the year and depreciating significantly during the second half of the year, largely due to decreases in the prices of exports and less appetite from investors for emerging markets risk.

The peso/dollar exchange rate closed at Ps. 13.0659 = U.S. $1.00 on December 31, 2009, a 5.9% appreciation in dollar terms as compared with the rate on December 31, 2008. From the end of 2008 and during the first three months of 2009, the peso depreciated considerably against the dollar, mainly as a result of the global economic crisis and investors’ aversion to risk associated with emerging economic markets. Subsequently, in the second, third and fourth quarters of 2009, the peso appreciated against the dollar, primarily as a result of the improved external economic conditions and the exchange rate policies implemented by Banco de México.

During the first six months of 2010, the average peso/U.S. dollar exchange rate was Ps. 12.6684 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on November 3, 2010 (to take effect on the second business day thereafter) was Ps. 12.3041 = U.S. $1.00.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Exchange Rates

	Representative Market Rate
Year	End-of-Period	Average
2005	10.6344	10.8939
2006	10.8116	10.9007
2007	10.9157	10.9288
2008	13.8325	11.1520
2009	13.0659	13.5076
2010
January	13.0098	12.8019
February	12.7769	12.9424
March	12.3306	12.5737
April	12.2626	12.2302
May	12.9146	12.7428
June	12.8441	12.7193
July	12.6455	12.8189
August	13.1676	12.7695
September	12.5998	12.7997

Source: Banco de México.

PUBLIC FINANCE

General

Budget Process

The Government’s fiscal year is the calendar year. The budget process involves the participation and coordination of all the Governmental ministries and agencies on both an overall and a sectoral basis. The Ministry of Finance and Public Credit prepares the revenue bill each fiscal year, which sets forth the revenues projected to be received by the Government and certain agencies and enterprises whose budgets require specific legislative approval (budget controlled agencies) during the succeeding fiscal year. In addition, the various Governmental ministries prepare expenditure estimates for their own operations and for all of the budget controlled agencies under their jurisdiction, utilizing the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. The Ministry of Finance and Public Credit then reviews these expenditure requests and prepares the expenditure bill for the Government and the budget controlled agencies.

Upon passage by both houses of Congress, the revenue bill becomes the Federal Annual Revenue Law, which provides the Governmental ministries and budget controlled agencies the requisite authority for collecting taxes and other revenues, as well as for contracting loans. However, unlike the revenue bill, the Constitution only requires the approval of the Chamber of Deputies for the passage of the expenditure bill. Upon passage by the Chamber of Deputies, the expenditure bill becomes the Federal Expenditure Budget, which authorizes the Governmental ministries and budget controlled agencies to incur expenses during the relevant fiscal year. In addition, the Chamber of Deputies is obligated to review on a yearly basis the Public Account, which sets forth the expenditures actually made by the Governmental ministries and the budget controlled agencies during the previous fiscal years.

Under the Constitution, expenditures may only be made by Governmental ministries or budget controlled agencies if the expenditures are included in the Federal Expenditure Budget or approved under a law subsequently passed by Congress. The Federal Annual Revenue Law for 2010, as approved by Congress, and the Federal Expenditure Budget for 2010, as passed by the Chamber of Deputies, were published in the Official Gazette of the Federation on November 5, 2009 and November 17, 2009, respectively (together, the 2010 Budget). The 2010 Budget allows Governmental ministries and budget controlled agencies to request additional expenditures to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2010 Budget. Further, the 2010 Budget provides that the Executive branch, acting through the Ministry of Finance and Public Credit, is authorized to approve, if certain conditions are met, additional expenditures by certain Governmental ministries or government agencies in the event that those Governmental ministries or agencies realize revenues greater than those projected in the 2010 Budget.

Treatment of Public Sector Agencies and Enterprises

The federal budget includes the revenues and expenditures of the Government and of budget controlled agencies, including, for example, Petróleos Mexicanos. The information included herein regarding the overall public sector budget, revenues and expenditures is prepared on a consolidated basis and includes not only the revenues and expenditures of the Government and budget controlled agencies, but also that of other public sector agencies and enterprises whose budgets are not subject to legislative approval (administratively controlled agencies), such as NAFIN and Bancomext. The budgets of administratively controlled agencies are subject to Governmental review and, as with the budget controlled agencies, the Ministry of Finance and Public Credit must approve their borrowings. In some instances, borrowings of budget and administratively controlled agencies are guaranteed by Mexico, either by law or pursuant to contractual arrangements.

Measures of Fiscal Balance

Mexico reports its fiscal balance using three principal measures:

•

Public sector balance, which is equal to consolidated public sector revenues minus expenditures, including public sector interest expense, but excluding proceeds from privatizations and the effects of financial intermediation. A deficit in the public sector balance is also referred to as the public sector borrowing requirement.

•

Primary balance, which is equal to the public sector balance less the net borrowing costs of the Government, that is, the balance of revenues and expenditures of the non-financial public sector, excluding interest payments on public debt. The primary balance is also reported without giving effect to proceeds of privatizations. This balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

•

Operational balance, which is equal to the primary balance but excludes only the inflationary component of interest payments on domestic debt of the non-financial public sector. This balance is used to correct the distortions that affect the measurement of public finances in an inflationary environment.

The following table sets forth the performance of public finance indicators as a percentage of GDP for the years indicated. Figures presented in the following table and throughout this section have been calculated with GDP figures resulting from the method of calculation which uses 2003 as the base year in effect since April 29, 2008.

(1)	Preliminary.
(2)	2010 Budget figures represent budgetary estimates based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 and in the Programa Económico 2010 (Economic Program for 2010), and do not reflect actual results for the year or updated estimates of Mexico’s 2010 economic results.

Source: Ministry of Finance and Public Credit.

Fiscal Policy

A rational allocation of public expenditures and the augmentation of revenue have been important components of the Government’s economic stabilization strategy, which has two fundamental objectives: (1) to reduce the poverty rate and (2) to increase the rate of economic growth and employment.

The Government’s principal fiscal policy objectives in order to promote economic growth and employment opportunity are to:

•	reduce the costs and risks associated with investment in Mexico;

•	improve the ability of Mexican businesses to compete in global markets; and

•	reduce the costs of goods and services to the consumer.

To achieve these objectives, the Government plans to:

•	strengthen the rule of law and improve public security;

•	simplify the administration of the Mexican tax system and facilitate the consistent application of the various tax laws;

•

improve the efficiency of the public sector through enhanced coordination among government entities and increased transparency of public spending, in order to permit increased spending on social development and infrastructure;

•	further develop the Mexican equity and debt markets;

•	improve the pension system for public sector workers;

•	consolidate macroeconomic stability through fiscal discipline and the effective use of petroleum resources, as well as the utilization of transparent and efficient budgetary procedures;

•	improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate; and

•	continue trade liberalization policies.

The Programa Nacional de Financiamiento al Desarrollo 2008-2012 (National Program to Finance Development 2008-2012, or PRONAFIDE), announced on May 27, 2008, establishes Government fiscal policy goals consistent with those described above, including increased spending on social and economic development and greater investment in infrastructure, while maintaining a stable and responsible approach to public finances. To this end, the PRONAFIDE has outlined the following specific objectives:

•

to strengthen the framework of fiscal responsibility to ensure a responsible and efficient fiscal policy, including a balanced budget and a prudent management of debt, each of which are core components of Mexico’s development strategy, with the goals of reducing the historical balance of the public sector borrowing requirement and strengthening the mechanisms to carry out counter-cyclical policies;

•	to continue to simplify the Mexican taxation system, seeking additional mechanisms to facilitate compliance with tax obligations and reduce tax evasion, in order to improve tax collection;

•

to ensure the proper implementation of public finance reforms, in particular the Flat Rate Business Tax, in order to increase non-oil tax revenues and reduce the volatility of total government revenues;

•

to improve the allocation and use of expenditures by evaluating their results, based on greater transparency and accountability, including the implementation of an evaluation system for expenditure programs, integrating the Government’s accounting systems at all three levels of government and giving priority in the allocation of expenditures to sectors and programs that produce better results; and

•

to promote the development of local financial markets and achieve savings in the financial costs of the public sector through the active management of public debt, while maintaining a level of risk consistent with the natural evolution of public finances and the development of local financial markets.

2010 Budget

The 2010 Budget as originally proposed to Congress contemplated a public sector deficit of 2.5% of GDP and an estimated weighted average Mexican crude oil export price of U.S. $53.9 per barrel. Subsequently, Congress revised this estimate to U.S. $59.0 per barrel; this revision, together with the 2010 Budget’s estimated volume of oil exports of 1,108 thousand barrels per day, resulted in approximately Ps. 30.3 billion in additional projected revenue as compared to the original 2010 Budget proposal. As adopted by Congress, the 2010 Budget provides for a public sector deficit of 2.8% of GDP.

Under the 2010 Budget as adopted by Congress, the Government estimates that it will expend Ps. 489.0 billion (20.2% of total budgetary programmable expenditures) on education and Ps. 657.4 billion (27.1% of total budgetary programmable expenditures) on health and social security. The Government also expects to expend Ps. 155.8 billion (6.4% of total budgetary programmable expenditures) on housing and community development.

In addition, the 2010 Budget contemplates that Ps. 246.7 billion will be allocated for the servicing of Government debt, including the servicing of IPAB debt, and Ps. 49.2 billion for the servicing of CFE and PEMEX debt.

The assumptions and targets underlying the 2010 Budget, as embodied in the General Economic Policy Guidelines for 2010 presented by the President to the Congress for approval and in the Economic Program for 2010 approved by the Congress, the results for 2008 and preliminary results for 2009 and the first six months of 2010 are set forth in the table below.

2008, 2009 and First Six Months of 2010 Results;

2010 Budget Assumptions and Targets

	2008 Results	2009 Results(1)	First Six Months of 2010 Results(1)	2010 Budget(2)
Real GDP growth (%)	1.5%	(6.5)%	5.9%	3.0%
Increase in the national consumer price index (%)	6.5%	3.6%	1.4%	3.3%
Average export price of Mexican oil mix (U.S. $/barrel)	$84.38	$57.44	$70.67	$59.00 (3)
Current account deficit as % of GDP	1.5%	0.7%	0.1%	n.a.
Average exchange rate (Ps./$1.00)	11.2	13.5	12.7	13.8
Average rate on 28-day Cetes (%)	7.9%	5.5%	4.6%	4.5%
Public sector balance as % of GDP(4)	(0.1)%	(2.3)%	(3.2)%	(2.8)%
Primary balance as % of GDP(4)	1.8%	(0.1)%	0.9%	(0.5)%

n.a. = Not available.

(1)	Preliminary.
(2)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2010 and in the Economic Program for 2010, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2010.
(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2010 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2010 Budget is observed. The aggregate cost of hedging the oil revenues for 2010 at a level of U.S.$57.00 per barrel was U.S. $1.2 billion.
(4)	Excludes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “—Revenues and Expenditures—General” below.

Source: Ministry of Finance and Public Credit.

On May 28, 2009, the Government announced a Ps. 35 billion reduction in operative and administrative expenditures in order to address the deterioration of public finances, which resulted from decreased global economic growth and lower crude oil and hydrocarbon prices, which, in turn, led to a decrease in the Government’s oil and non-oil revenues. In addition, on July 23, 2009, the Government announced a Ps. 50 billion reduction in programmable expenditures.

Notwithstanding these expenditure reductions, the Government registered a public sector deficit of approximately 2.3% GDP for 2009.

Revenues and Expenditures

General

The following table sets forth revenues and expenditures, as well as total borrowing requirements for the consolidated public sector in constant pesos for the five fiscal years ended December 31, 2009 and for the first six months of 2010, and budgetary estimates for 2010.

Selected Public Finance Indicators

	2005	As a % of GDP	2006	As a % of GDP	2007	As a % of GDP	2008	As a % of GDP	2009(1)	As a % of GDP	First Six Months of 2010(1)	As a % of GDP	2010 Budget(2)	As a % of GDP(2)
	(in billions of constant pesos(3) or percentage of GDP)
1. Budgetary revenues	Ps. 1,708.7	21.1%	Ps. 1,856.7	21.8%	Ps. 1,952.0	22.2%	Ps. 2,106.4	23.6%	Ps. 1,989.4	23.8%	Ps. 959.3	21.9%	Ps. 1,862.2	21.9%
Federal Government	1,239.1	15.3	1,278.6	15.0	1,343.8	15.3	1,509.3	16.9	1,412.6	16.9	704.6	16.1	1,327.9	15.6
Public enterprises and agencies	469.6	5.8	578.1	6.8	608.2	6.9	597.1	6.7	576.7	6.9	254.7	5.8	534.3	6.3
2. Budgetary expenditures	1,717.6	21.2	1,849.8	21.7	1,949.4	22.2	2,115.0	23.7	2,181.3	26.1	1,035.8	23.7	2,097.5	24.6
(a) Budgetary primary expenditures (excluding interest payments)	1,533.2	18.9	1,644.7	19.3	1,761.8	20.0	1,947.8	21.8	1,995.7	23.9	945.6	21.6	1,900.5	22.3
Programmable	1,279.5	15.8	1,359.1	16.0	1,488.1	16.9	1,627.3	18.2	1,720.6	20.6	775.5	17.7	1,597.6	18.8
Non-programmable	253.8	3.1	285.6	3.4	273.7	3.1	320.5	3.6	275.1	3.3	170.1	3.9	302.9	3.6
(b) Interest payments (budgetary sector)	184.4	2.3	205.1	2.4	187.6	2.1	167.2	1.9	185.6	2.2	90.2	2.1	197.0	2.3
3. Budgetary primary balance (1-2(a))	175.4	2.2	212.0	2.5	190.2	2.2	158.6	1.8	(6.3)	(0.1)	13.7	0.3	(38.3)	(0.5)
4. Non-budgetary primary balance	1.4	0.0	1.5	0.0	3.7	0.0	0.8	0.0	0.8	0.0	6.4	0.2	0.3	0.0
5. Total primary balance (3+4)	176.8	2.2	213.5	2.5	194.0	2.2	159.4	1.8	(5.4)	(0.1)	20.1	0.5	(37.9)	(0.5)
6. Total interest payments (budgetary and non-budgetary)	184.4	2.3	205.1	2.4	187.7	2.1	167.2	1.9	185.6	2.2	90.2	2.1	197.3	2.3
7. Statistical discrepancy	(1.3)	(0.0)	(0.2)	(0.0)	(2.5)	(0.0)	2.0	0.0	(2.1)	(0.0)	0.8	0.0	—	—
8. Public sector balance (on a cash basis) (5-6+7)	(8.9)	(0.1)	8.1	0.1	3.8	0.0	(5.9)	(0.1)	(193.1)	(2.3)	(69.2)	(1.6)	(235.3)	(2.8)

Note: Numbers may not total due to rounding.

(1)	Preliminary.
(2)	Budgetary estimates as of December 2009. Budgetary estimates were converted into constant pesos using the GDP deflator for 2010 estimated as of December 2009. Percentages of GDP were calculated based on budgetary assumptions listed in the immediately preceding table.
(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.

During 2008, the public sector balance registered a deficit of Ps. 301.6 billion in nominal pesos, which included the issuance of Ps. 292.0 billion in nominal pesos (approximately 2.4% of GDP) of bonos de reconocimiento (recognition bonds) as a result of the amendments to the ISSSTE Law in March 2007. Under the modified ISSSTE Law, Mexico’s federal employee pension system was transformed from a pay-as-you-go system into a fully funded one. The recognition bonds were issued in order to acknowledge the rights acquired by workers who choose the new pension regime. It is important to mention that the issuance of these bonds represented a preexisting liability associated with pension benefits accrued by workers, which, as a result of the amendment to the ISSSTE Law, are now recognized as budgetary debt. Excluding this gross expenditure related to the ISSSTE Law, during 2008, the public sector balance registered a deficit of Ps. 7.9 billion in nominal pesos, or 0.1% of GDP, as compared with a surplus of Ps. 4.8 billion in nominal pesos recorded in 2007.

During 2008, the primary balance registered a deficit of Ps. 70.0 billion in nominal pesos, as compared to a surplus of Ps. 247.0 billion recorded in 2007. Excluding the expenditures associated with the ISSSTE Law described above, the primary balance registered a surplus of Ps. 216.5 billion in nominal pesos, or 1.8% of GDP during 2008, 17.8% less in real terms than the surplus recorded in 2007.

According to preliminary figures, for the year ended December 31, 2009, the public sector balance registered a deficit of Ps. 273.5 billion, or 2.3% of GDP, as compared to a deficit of Ps. 7.9 billion in nominal pesos in 2008 (which excludes the expenditures associated with the ISSSTE Law described above). The increase in the public sector deficit was primarily due to an increase in physical investment expenditures by PEMEX as a result of the depreciation of the Mexican peso against the U.S. dollar. Excluding physical investments by PEMEX, the public sector registered a deficit of Ps. 22.1 billion.

According to preliminary figures, during 2009, the primary balance registered a deficit of Ps. 7.7 billion in nominal pesos, or 0.1% of GDP, as compared to a surplus of Ps. 216.5 billion in nominal pesos recorded in 2008 (which excludes the expenditures associated with the ISSSTE Law described above). This change from a primary balance surplus to a primary balance deficit was mainly due to the elimination of the PIDIREGAS program, which now requires budgetary entities to recognize such investment expenditures when incurred.

According to preliminary figures, including physical investment expenditures by PEMEX, the public sector balance registered a deficit of Ps. 101.7 billion in nominal pesos, or 1.6% of GDP, during the first six months of 2010, as compared with a deficit of Ps. 94.6 billion in nominal pesos registered for the same period of 2009. Excluding physical investment by PEMEX, the public sector balance registered a surplus of Ps. 13.8 billion in nominal pesos, 16.7% lower in real terms than the Ps. 15.9 billion surplus registered for the same period of 2009.

According to preliminary figures, including physical investment expenditures by PEMEX, the primary balance registered a surplus of Ps. 20.2 billion in nominal pesos for the first six months of 2010, 43.4% lower in real terms than for the first six months of 2009. Excluding physical investment by PEMEX, the primary balance registered a surplus of Ps. 29.5 billion in nominal pesos for the first six months of 2010, 36.0% lower in real terms than for the first six months of 2009.

Revenues

The following table shows the composition of public sector budgetary revenues for each of the five fiscal years ended December 31, 2009 and for the first six months of 2010, as well as the projected revenues set forth in the 2010 Budget.

Public Sector Budgetary Revenues

	2005	2006	2007	2008(1)	2009(1)	First Six Months of 2010(1)	2010 Budget(2)
	(in billions of constant pesos)(3)
Budgetary revenues	Ps. 1,708.7	Ps. 1,856.6	Ps. 1,952.0	Ps. 2,106.4	Ps. 1,989.4	Ps. 959.3	Ps. 1,862.2
Federal government	1,239.1	1278.6	1343.8	1509.3	1412.6	704.6	1327.9
Taxes	711.0	730.1	787.4	732.3	797.6	442.5	872.7
Income tax	337.3	367.5	414.0	413.1	377.2	221.8	426.7
Value-added tax	279.3	312.2	321.2	336.7	288.0	169.9	323.3
Excise taxes	43.5	(4.3)	(5.3)	(123.9)	35.7	(3.7)	33.3
Import duties	23.5	26.0	25.3	26.3	21.3	7.9	18.6
Export duties	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Luxury goods and services	—	—	—	—	—	—	—
Other	27.3	28.6	32.3	80.1	75.4	46.6	70.8
Non-tax revenue	528.1	548.5	556.4	777.0	615.0	262.1	455.3
Fees and tolls	429.0	490.5	450.8	688.1	365.7	234.2	384.3
Rents, interest and proceeds of assets sales	6.4	5.7	5.3	5.1	4.7	1.4	4.0
Fines and surcharges	92.6	52.2	100.3	83.9	244.6	26.5	66.9
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Public enterprises and agencies	469.6	578.1	608.2	597.1	576.7	254.7	534.3
PEMEX	162.7	260.5	294.4	266.9	269.7	108.1	239.6
Others	306.8	317.5	313.9	330.2	307.0	146.7	294.7

Note:	Numbers may not total due to rounding.
(1)	Preliminary.
(2)	Budgetary estimates as of December 2009. Budgetary estimates were converted into constant pesos using the GDP deflator for 2010, estimated as of December 2009.
(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, public sector budgetary revenues decreased by 6.5% in real terms during 2009, as compared to 2008. In particular, crude oil revenues decreased by 21.3% and non-oil tax revenues decreased by 11.5%, while non-oil, non-tax revenues increased by 142.2%, each in real terms and as compared to 2008, excluding physical investment by PEMEX. Crude oil prices decreased by 31.9% in 2009, from an average price of U.S. $84.38 per barrel in 2008 to an average price of U.S. $57.44 per barrel in 2009, while non-tax revenues from PEMEX as a percentage of total public sector budgetary revenues increased from approximately 12.7% in 2008 to approximately 13.6% in 2009.

According to preliminary figures, during the first six months of 2010, public sector budgetary revenues amounted to Ps. 1,409.3 billion in nominal pesos, 0.9% greater in real terms as compared to the same period of 2009. During the first six months of 2010, excluding physical investment by PEMEX, crude oil revenues increased by 9.5% and non-oil tax revenues increased by 12.1%, both in real terms and as compared to the same period of 2009. Non-tax revenues from PEMEX as a percentage of total public sector budgetary revenues decreased from approximately 14.3% in the first six months of 2009 to approximately 11.3% in the same period of 2010.

Public sector budgetary revenues increased as a percentage of GDP over the past five years, from 21.1% of GDP in 2005 to 23.8% of GDP in 2009, and then decreased to 22.0% of GDP in the first six months of 2010.

Taxation

Mexico’s federal tax structure includes both direct taxation in the form of income taxes and indirect taxation in the form of the value-added tax and excise taxes, such as the IEPS tax. The value-added tax is imposed at a fixed rate and is passed through the manufacturing and distribution chain until it becomes part of the purchase price to the consumer. Certain goods and services, such as exports, qualify for an exemption from or a reduced rate of value-added tax.

Income taxes consist of the corporate tax and the individual tax. The corporate tax is levied at a flat rate, which was increased temporarily to 30% in 2010, and will return to 28% in 2014. Until 2008, corporations and individuals engaged in business activities were also subject to an asset tax, which is a minimum income tax aimed at reducing tax evasion. This asset tax was assessed at a rate of 1.5% on the aggregate book value of the assets owned by a corporation in each fiscal year. Income taxes payable by corporations were creditable against the asset tax. Effective January 1, 2009, the asset tax was replaced by the single rate corporate tax, described below.

Withholding taxes related to interest payments made by Mexican companies to non-residents of Mexico are generally imposed at a rate of 25-28% (or at a lower rate if specified in a tax treaty between Mexico and the country of the applicable non-resident), and at rates ranging from 4.9% to 30% for certain obligations.

Since 1990, Mexico has negotiated bilateral treaties with various countries to avoid double taxation. Tax treaties between Mexico and Canada, the United States, Germany, France, Sweden, Spain, the Netherlands, the United Kingdom, Switzerland, Italy, Norway, South Korea, Japan, Denmark, Belgium, India, Singapore, Indonesia, Finland, Ireland, Chile, China, Greece, Ecuador, Bermuda, Argentina, Uruguay, Panama, Australia, Austria, the Czech Republic, Poland, Luxembourg, Portugal, Romania, Israel, Brazil, Russia, New Zealand, Iceland, Barbados, South Africa, Venezuela and the Slovak Republic are in effect. Tax treaties with Kuwait and Colombia have been signed, but are in each case pending ratification by at least one party thereto. Tax treaties with Hungary, Lebanon, Liechtenstein, Monaco, Malaysia, Gibraltar, Morocco, Cook Islands, Guernsey Islands, Jersey Islands, Marshall Islands, Nicaragua, British Virgin Islands, Panama, Ukraine, Pakistan, Thailand, Samoa, the Turks and Caicos Islands, Lithuania, Latvia, Bahrain, Costa Rica, Vanuatu, Slovenia and Aruba are under negotiation. In addition, Mexico shares tax information with the Netherlands Antilles, the Bahamas and the Cayman Islands.

The individual income tax is levied at progressive rates. The highest marginal tax rate for individuals (those having annual incomes over Ps. 392,842.0) was increased temporarily to 30% in 2010, and will return to 28% in 2014.

The following graphs illustrate the changes in the composition of tax revenues between 2005 and 2009.

Composition of Tax Revenues

2005

2009(1)

Note: Numbers may not total due to rounding.

(1)	Preliminary.

Source: Ministry of Finance and Public Credit.

The Government does not have exclusive power to impose certain special taxes, as a result of changes made in the tax laws during the 1990’s to strengthen the income of the states and their participation in the tax system. Since 1997, local governments have been permitted to impose (in addition to the federal taxes on these items) taxes on lodging services and new vehicles. Moreover, local governments are able to require retail commercial establishments that sell alcoholic beverages to purchase local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.

The structure of budgetary revenues since 2005 differed from that of 2005 and prior years as a result of changes to the Mexican federal tax regime applicable to PEMEX. These structural differences, however, did not affect the total amount of the public sector’s oil revenues (which include PEMEX’s revenues and the Government’s oil revenues), but only its makeup because PEMEX’s revenues after taxes increased (or decreased, as the case may be) by the same amount by which the Government’s oil revenues (which consist of taxes and duties collected from PEMEX) decreased or increased, respectively, as a result of the new tax regime. See “Principal Sectors of the Economy—Petroleum and Petrochemicals—Taxes and Duties” for more information regarding the recent changes to PEMEX’s tax regime.

On September 14, 2007, the Mexican Congress passed a fiscal reform bill containing various amendments to various tax laws. The Government has allocated the additional tax revenues resulting from the fiscal reform primarily to social expenditures and infrastructure investment. The reform has also lessened the Government’s reliance on PEMEX’s revenues to some extent, and has enabled PEMEX to increase its investment expenditures.

Key elements of this tax reform included:

•

A new tax on cash deposits, which became effective on July 1, 2008, was imposed at the rate of 2% on cash deposits that exceed the cumulative monthly amount of Ps. 25,000. This tax, which was intended to subject payments made in the informal sector of the economy to the tax system, can be credited against income taxes, retained earnings tax and other federal contributions. Neither loan repayments nor remittances made through electronic transfers or checking orders are subject to this new tax. However, purchases of cashier’s checks paid for in cash are subject to this tax.

•

A new impuesto empresarial a tasa única (single rate corporate tax) became effective on January 1, 2008, and imposed a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions, including wages, social security contributions and certain investment expenditures) in 2008, 17.0% in 2009 and 17.5% in 2010 and thereafter. This new tax replaced the asset tax and is intended to discourage tax evasion.

•

A reduction in the ordinary hydrocarbons duty from 79.0% in 2007 to 74.0% in 2008, 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012 and thereafter. This rate is applied to the value of crude oil and natural gas production less certain deductions (including specific investments, certain costs and expenses and other duties payable by PEMEX, subject to certain conditions).

•

A derecho único sobre hidrocarburos (sole hydrocarbons duty) was established to promote the reopening of oil fields that were abandoned or are in the process of abandonment, but which still have productive potential.

•

A new federal sales tax on diesel and gasoline, which was phased in over an 18-month period, was enacted. The revenues from this sales tax were directed to Mexican states and municipalities to fund spending on roads and other infrastructure and to fund environmental programs.

•	A new excise tax on gambling and lottery payments was enacted.

•

Amendments to the federal fiscal code were made to strengthen auditing and control procedures and amendments to the federal law of budget and fiscal responsibility were made to promote reductions in expenditures of the Government and government-owned companies.

On November 5, 2009, in addition to passing the Federal Annual Revenue Law for 2010, Congress approved the following changes to the tax laws, effective January 1, 2010.

	Modification in rate	Principal Elements of Tax Reform
A. Excise Taxes
Beer	Increased from 25% to 26.5%

Alcoholic Beverages	Increased from 50% to 53%	Only applies to alcoholic beverages with more than 20 degrees Gay-Lussac (20% Alcohol by volume).

Tobacco	Ps. 0.80 per gram of tobacco or cigarette.	To be increased to two pesos per pack of cigarettes in 2013. The requirement to print a security code on cigarette packs was implemented to combat illegal smuggling.

Games and Lotteries	Increased from 20% to 30%

Telecommunications	3% (new)	Applies to services provided in Mexico through a public telecommunications network. Public and rural telephone services, interconnection services and internet access telecommunication services are exempt.

B. Value Added Tax
General Tax	Increased from 15% to 16%	Remains at 0% for food and medicine.

Border Area	Increased from 10% to 11%

C. Income Tax
Individuals	30% maximum	Temporary increase for the highest tax-bracket; will return to 28% in 2014.

Corporations	30%	Temporary increase; will return to 28% in 2014.

Tax Consolidation Rules		Income tax deferred for more than five years (i.e., from 2004 and in subsequent years) by tax consolidation groups will be paid as of the sixth year in which it was originated—25% in the first year; 25% in the second fiscal year; 20% in the third fiscal year; 15% in the fourth fiscal year; and 15% in the fifth fiscal year.

Primary Sector	Increased from 19% to 21%

D. Tax on cash deposits
Tax on Cash Deposits (IDE)	Increased from 2% to 3%	The monthly limit on tax-free cash deposits was reduced from Ps. 25,000 to Ps. 15,000 per month.

Pursuant to the 2010 Budget as approved by Congress, public sector budgetary revenues, excluding resources coming from domestic and external financings, are estimated to total Ps. 2,797 billion in nominal pesos, which is Ps. 26.0 billion less than the public sector budgetary revenues proposed by the Executive Branch and 4.4% lower in real terms than the amount approved in the Federal Annual Revenue Law for 2009. Oil revenues were estimated at Ps. 913.6 billion in nominal pesos, a decrease of 14.2% in real terms as compared to the amount approved for 2009. Non-oil tax revenues were estimated at Ps. 1,320.5 billion, Ps. 56.3 billion less than the amount of non-oil tax revenues as proposed by the Executive Branch and an increase of Ps. 169.2 billion with respect to the amount estimated for 2009.

Based on the fiscal revenues expected for 2010, federal revenue sharing payments are expected to reach Ps. 1,655.5 billion, 1.0% lower than the amount approved for 2009, but 14.9% higher than the estimated amount for 2009.

The 2010 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 380 billion in nominal pesos, which is the same as the level of net new indebtedness approved for 2009. In addition, the 2010 Budget permits the Government to incur net external debt of U.S. $8.0 billion, which includes financing from international financial institutions. Finally, the Federal District is authorized to incur Ps. 5.0 billion in net indebtedness in 2010.

Expenditures

The following table shows the composition of public sector budgetary expenditures for each of the five fiscal years ended December 31, 2009, and the projected expenditures set forth in the 2010 budget.

Public Sector Budgetary Expenditures

	2005	2006	2007	2008	2009(1)	First Six Months of 2010(1)	2010 Budget(2)
	(in billions of constant pesos(3))
Budgetary expenditures	Ps. 1,717.6	Ps. 1,849.8	Ps. 1,949.4	Ps. 2,115.0	Ps. 2,181.3	Ps. 1,035.8	Ps. 2,097.5
Current expenditures	1,478.2	1,588.5	1,631.4	1,723.3	1,752.9	868.8	1,725.6
Salaries	256.7	269.4	307.4	310.9	326.9	152.5	333.8
Federal Government	76.0	84.3	112.9	120.0	555.0	61.5	151.3
Public agencies	180.7	185.1	194.5	190.9	195.6	91.0	182.5
Interest	184.4	205.1	187.6	167.2	185.6	90.2	197.0
Federal Government	151.3	157.8	148.2	147.3	163.3	76.2	164.2
Public agencies	33.1	47.3	39.5	19.9	22.3	13.9	32.8
Current transfers, net	448.2	457.3	444.7	484.1	504.5	256.6	473.7
Total	585.2	602.3	614.4	660.5	693.0	355.5	627.6
To public sector	137.0	145.0	169.7	176.4	188.5	98.9	153.9
States’ revenue sharing	244.6	270.1	261.3	311.8	265.3	155.5	294.0
Acquisitions	121.3	130.5	130.8	162.2	134.6	54.2	118.1
Federal Government	6.4	7.3	10.0	12.7	12.7	4.8	20.3
Public agencies	114.9	123.2	120.8	149.5	121.9	49.5	97.8
Other current expenditures	223.0	256.1	299.6	287.3	336.0	159.8	309.0
Federal Government	41.7	63.4	93.0	72.2	95.8	50.6	113.3
Public agencies	181.3	192.7	206.6	215.1	240.2	109.3	195.6
Capital expenditures	239.4	261.2	318.0	391.7	428.4	167.0	389.2
Federal Government	161.6	188.3	251.9	283.4	218.4	79.3	190.2
Public agencies	77.8	72.9	66.1	108.2	210.0	87.7	199.0
Payments due in previous years	—	—	—	—	—	—	(17.3)

Note: Numbers may not total due to rounding.

(1)	Preliminary.
(2)	Budgetary estimates as of December 2009. Budgetary estimates were converted into constant pesos using the GDP deflator for 2010, estimated as of December 2009.
(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, net public sector budgetary expenditures increased by 3.2% in real terms during 2009 as compared to 2008. Excluding physical investment by PEMEX, net public sector budgetary programmable expenditures increased by 5.8% in real terms as compared to 2008. The financial cost of public sector debt increased by 11.0% in real terms during 2009 as compared to 2008.

Public sector expenditure policy in 2009 focused on generating conditions to facilitate economic recovery, attend to the basic needs of the population, increase investment in infrastructure and strengthen social security to the extent permitted by available resources and in accordance with the expenditures approved by the Chamber of Deputies in 2009. During 2009, spending on social programs, such as education, public health and social security, accounted for 54.2% of total programmable expenditures. Public sector financing costs increased by 10.0% in real terms during 2009 as compared to 2008.

According to preliminary figures, in 2009 (in nominal pesos), expenditures for agriculture, forests, fishing, natural resources and environmental development totaled Ps. 93.2 billion and expenditures for residential and community development totaled Ps. 156.1 billion, as compared with expenditures of Ps. 87.2 billion and Ps. 151.2 billion, respectively, in 2008.

According to preliminary figures, during the first six months of 2010, net public sector budgetary expenditures increased by 1.0% in real terms as compared to the first six months of 2009. Excluding physical investment by PEMEX, net public sector budgetary programmable expenditures decreased by 2.1% in real terms as compared to the first six months of 2009. During the same period, the financial cost of public sector debt decreased by 8.1% in real terms as compared to the same period of 2009.

Health and Labor, Education and Other Social Welfare Expenditures

The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2009 were for health and social security, on which Ps. 627.9 billion in nominal pesos (or 25.5% of programmable expenditures) was spent, and for education, on which Ps. 465.7 billion in nominal pesos (or 18.9% of programmable expenditures) was spent.

The principal social security institutions are the Instituto Mexicano del Seguro Social (Mexican Institute of Social Security), the Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado (Institute of Social Security and Services for State Employees) and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital services, health and maternity insurance and preventive health services. In seeking to provide health services to more of the population, the Government is coordinating the activities of various public agencies and is organizing a national system of health services. The Government also provides pension payments, which represent a small portion of social security outlays. Despite this progress, Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. See “The Economy—Employment and Labor.”

The Government devotes a significant share of its resources to education and vocational training. The Government’s immediate goals include providing elementary and secondary education to all children and providing increased technical training tailored to the changing demands of the Mexican economy. Based on estimates from the 2000 census, 93.0% of the population of 15 years of age or older is literate.

The structure of the Mexican educational system is based on educational federalism, with the premise that it is the responsibility of each state to provide for the education of its population. The education law also encourages the participation of teachers, parents and social workers in improving the educational system. The education law requires every Mexican to attend school for at least nine years (primary and secondary school) and establishes basic directives concerning educational programs.

In order to improve living conditions for the low-income population and provide loans for property and housing on reasonable terms, the Government established the Housing Fund Institute in 1972. The fund managed by the Housing Fund Institute is supported by contributions from all Mexican employers corresponding to 5% of all salaries paid. In 2009, the Housing Fund Institute granted approximately 447,481 loans for housing purchases, construction and repair, as compared to approximately 494,073 loans provided in 2008. See “The Economy—Employment and Labor.”

Government Agencies and Enterprises

The following table shows, for each principal Governmental agency and enterprise outside of the financial sector, its principal business, the percentage of Government ownership, its size (based on total assets at its latest fiscal year end), its net contribution or expense to the public sector primary balance and the amount of its outstanding borrowings that is guaranteed or otherwise the responsibility of the Government.

Principal Government Agencies and Enterprises at December 31, 2009

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets(2)	Contribution or Expense to Primary Balance(2)(3)	Outstanding Guaranteed Debt(2)
				(in millions of dollars)
PEMEX	Production, refining and distribution of crude oil and derivatives	100.0%	$98,876.2	$(59,211.1)	$—
Federal Electricity Commission	Production and sale of electricity	100.0	57,250.9	(415.5)	—
Federal Roads and Bridges(4)	Administration of toll highways	100.0	172.3	16.6 (1)	—
Airports and Auxiliary Services(4)	Airport services	100.0	951.8	(4.9)	—

(1)	Preliminary.
(2)	Financial data calculated in accordance with Mexican financial reporting standards applicable to public sector entities, which differ in material respects from U.S. GAAP. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.
(3)	Surplus after Government transfers, less interest payments.
(4)	Primary surplus before transfers to the Tesorería de la Federación (Treasury of the Federation).

Source: Ministry of Finance and Public Credit.

For a discussion on the Government’s privatization program see “The Economy—The Role of the Government in the Economy; Privatization.”

PUBLIC DEBT

General

Under Mexico’s Ley General de Deuda Pública (General Law of Public Debt), public borrowing programs contained in the Federal Annual Revenue Law must be submitted annually to Congress for approval. Once this approval is obtained, the Executive Branch, through the Ministry of Finance and Public Credit, creates a financing program within the parameters of the Congressional approval. The General Law of Public Debt also requires that the President (a) inform Congress annually of the status of the indebtedness of the Government and budget controlled agencies when presenting the Public Account and proposing the Federal Annual Revenue Law and (b) report the status of such indebtedness to Congress on a quarterly basis. See “Public Finance—General—Budget Process.”

The General Law of Public Debt specifies that Government ministries may only incur debt through the Ministry of Finance and Public Credit. However, budget controlled and administratively controlled agencies may incur external indebtedness, but only after obtaining the authorization of the Ministry of Finance and Public Credit.

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at June 30, 2010, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Internal Debt of the Government” below. Internal debt does not include the debt of the IPAB or the debt of budget controlled or administratively controlled agencies. At December 31, 2009, all of the Government’s internal debt was denominated and payable in pesos.

Over the last decade, the Government has adhered to an internal debt strategy aimed at increasing the average maturity of its debt in order to reduce its refinancing risk. Accordingly, in recent years, the Government has issued new debt instruments bearing longer maturities than those previously issued by it. In the last quarter of 1999, the Government began offering 10-year securities denominated in UDIs and 30-year UDI-indexed bonds, as well as three-year, five-year, seven-year, ten-year, 20-year and 30-year fixed-rate peso-denominated bonds. However, since the first quarter of 2008, the Government no longer offers 20-year UDI-denominated bonds.

Through the issuances of these securities, the Government has established a long-dated benchmark yield curve. These issuances have also encouraged:

•	the increased use of long-term fixed-rate contracts;

•	the issuance of long-term peso-denominated securities by Mexican companies;

•	the development of long-term financial hedging products in Mexico; and

•	the potential to direct long-term savings toward the financing of long-term investment projects.

During the last quarter of 2008, in response to the global economic crisis, the Government increased the amount of 182-day Cetes and 364-days Cetes that it auctioned and decreased the amount of long-term bonds that it auctioned, in order to stabilize domestic financial markets.

The Mexican Federal Revenue Law for the Fiscal Year 2009 (the 2009 Revenue Law) provided for a budget deficit that corresponded to approximately 1.8% of GDP and permitted the Government to conduct new debt issuances in order to finance this deficit. In addition, as a result of the public sector pension reform in 2007, the Government now recognizes as internal public debt all liabilities associated with the previous public sector pension system. Accordingly, the 2009 Revenue Law also authorized the Government to finance these pension liabilities through the issuance of additional debt. Similarly, the 2009 Revenue Law permitted the Government to incur additional indebtedness in order to finance expenses related to PIDIREGAS, which, when denominated in pesos, are also now recognized as internal public debt of the Government.

At December 31, 2009, the net internal debt of the Government totaled Ps. 2,471.3 billion (including liabilities associated with the ISSSTE Law of Ps. 193.9 billion), a 5.9% increase in nominal terms as compared to Ps. 2,332.7 billion outstanding at December 31, 2008. This increase in net internal debt was due to the Government having financed the budget deficit primarily through borrowings in the domestic market. The gross internal debt of the Government at December 31, 2009 totaled Ps. 2,702.8 billion, a 12.6% increase in nominal terms as compared to Ps. 2,401.3 billion outstanding at December 31, 2008. The Government’s financing costs on internal debt totaled Ps. 173.3 billion in 2009, or 1.5% of GDP, a 9.1% increase in nominal terms and an increase of 0.2 percentage points of GDP as compared to Ps. 158.9 billion, or 1.3% of GDP, in 2008.

According to preliminary figures, at June 30, 2010, the net internal debt of the Government totaled Ps. 2,602.2 billion (including liabilities associated with the ISSSTE Law of Ps. 189.5 billion), a 5.3% increase in nominal terms as compared to Ps. 2,471.3 billion outstanding at December 31, 2009. The gross internal debt of the Government at June 30, 2010 totaled Ps. 2,934.0 billion, an 8.6% increase in nominal terms as compared to Ps. 2,702.8 billion outstanding at December 31, 2009. Of the total gross internal debt of the Government at June 30, 2010, Ps. 413.1 billion represented short-term debt and Ps. 2,520.9 billion represented long-term debt, as compared to Ps. 388.6 billion and Ps. 2,314.2 billion of short- and long-term debt, respectively, at December 31, 2009. For purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue. The Government’s financing costs on internal debt totaled Ps. 85.7 billion for the first six months of 2010, or 1.4% of GDP, a 0.6% increase in nominal terms and a decrease of 0.1 percentage points of GDP as compared to Ps. 85.1 billion, or 1.5% of GDP, during the same period of 2009.

At December 31, 2009, the net internal debt of the public sector totaled Ps. 2,594.1 billion, a 14.4% increase in nominal terms as compared to Ps. 2,268.5 billion outstanding at December 31, 2008. The gross internal debt of the public sector at December 31, 2009 totaled Ps. 2,887.9 billion, a 15.6% increase in nominal terms as compared to Ps. 2,498.7 billion outstanding at December 31, 2008. For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Government, the long-term indebtedness incurred by budget controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term debt of the public sector. Public sector debt does not include private sector debt guaranteed by the Government, unless and until the Government is called upon to make payment under any of these guarantees.

According to preliminary figures, at June 30, 2010, the net internal debt of the public sector totaled Ps. 2,710.0 billion, a 4.5% increase in nominal terms as compared to Ps. 2,594.1 billion outstanding at December 31, 2009. The gross internal debt of the public sector at June 30, 2010 totaled Ps. 3,129.3 billion, an 8.4% increase in nominal terms as compared to Ps. 2,887.9 billion outstanding at December 31, 2009.

As a result of the Government’s debt policy, the average maturity of the Government’s internal debt increased from 5.59 years at December 31, 2007 to 6.36 years at December 31, 2008. However, during 2009, the average maturity of the Government’s internal debt decreased by 0.02 years to 6.34 years at December 31, 2009. During the first six months of 2010, the average maturity of the Government’s internal debt increased by 0.11 years to 6.45 years at June 30, 2010.

The following table summarizes the amount (in billions of pesos) and structure (as percentage of total debt) of the internal debt of the Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,										June 30, 2010(2)
	2005		2006		2007		2008		2009(2)
	(in billions of pesos, except percentages)
Gross Debt
Government
Securities	Ps.1,173.3	94.4%	Ps.1,569.9	93.8%	Ps.1,795.8	94.7%	Ps.2,021.2	84.2%	Ps.2,379.3	88.0%	Ps.2,608.4	88.9%
Cetes	288.2	23.2	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	527.5	18.0
Floating-Rate Bonds	287.6	23.2	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	227.3	7.7
Inflation-Linked Bonds	95.3	7.7	155.3	9.3	235.3	12.4	334.9	13.9	430.6	15.9	498.4	17.0
Fixed-Rate Bonds	502.2	40.4	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1355.3	46.2
Other(3)	68.8	5.5	102.9	6.2	100.7	5.3	380.1	15.8	323.4	12.0	325.6	11.1

Total Gross Debt	Ps.1,242.1	100.0%	Ps.1,672.8	100.0%	Ps.1,896.6	100.0%	Ps.2,401.3	100.0%	Ps.2,702.8	100.0%	Ps.2,934.0	100.0%

Net Debt
Financial Assets(4)	(58.8)		(125.7)		(107.9)		(68.6)		(231.4)		(331.8)

Total Net Debt	Ps.1,183.3		Ps.1,547.1		Ps.1,788.3		Ps.2,332.7		Ps.2,471.3		Ps.2,602.2

Gross Debt/GDP		12.8%		15.6%		16.1%		19.8%		21.5%		22.7%
Net Debt/GDP		12.2%		14.4%		15.1%		19.2%		19.6%		20.1%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at December 31, 2009. Regulación Monetaria does not increase the Government’s overall level of internal debt because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes Ps. 270.5 billion, Ps. 193.9 billion and Ps. 189.5 billion in liabilities associated with the ISSSTE Law (see “The Economy—Employment and Labor”) at December 31, 2008, December 31, 2009 and June 30, 2010, respectively.
(4)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The following tables set forth a summary of the external public debt of Mexico as well as a breakdown of such debt by currency. For purposes of this section, long-term debt includes all debt with maturities of one year or more from the date of issue. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. See “Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Federal Government	Long-Term Debt of Budget Controlled Agencies	Other Long- Term Public Debt(2)	Total Long-Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of dollars)
December 31,
2005	U.S. $48,689	U.S. $6,736	U.S. $15,464	U.S. $70,889	U.S. $786	U.S. $71,675
2006	39,330	7,046	7,545	53,921	845	54,766
2007	40,114	7,745	6,576	54,435	920	55,355
2008	39,997	9,782	5,885	55,664	1,275	56,939
2009(3)	47,350	41,048	6,202	94,600	1,754	96,354
June 30, 2010(3)	48,490	39,946	5,901	94,337	1,879	96,216

By Currency(4)

	December 31,															June 30, 2010(3)
	2005			2006			2007			2008			2009(3)
	(in millions of dollars, except percentages)
U.S. dollars	U.S. $	65,480	91.4%	U.S. $	50,760	92.7%	U.S. $	44,309	80.0%	U.S. $	47,851	84.1%	U.S. $	77,919	80.9%	U.S. $	80,993	84.2%
Japanese yen		1,990	2.8		1,006	1.8		1,157	2.1		1,095	1.9		4,541	4.7		4,643	4.8
Pounds sterling		80	0.1		91	0.2		1,040	1.9		687	1.2		716	0.7		829	0.9
Swiss francs		171	0.2		175	0.3		423	0.8		410	0.7		1,981	2.1		1,835	1.9
Others		3,954	5.5		2,734	5.0		8,426	15.2		6,896	12.1		11,197	11.6		7,916	8.2

Total	U.S. $	71,675	100.0%	U.S. $	54,766	100.0%	U.S. $	55,355	100.0%	U.S. $	56,939	100.0%	U.S. $	96,354	100.0%	U.S. $	96,216	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2010) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Since 1990, the majority of the public sector’s new external borrowings have consisted of debt securities placed in the international capital markets. However, during Mexico’s 1995 financial crisis, official and multilateral creditors provided significant amounts of financing to Mexico. At December 31, 2009, commercial banks held approximately 18.5% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held 20.1%; bondholders held 61.0%; and other creditors held the remaining 0.4%.

According to preliminary figures, at December 31, 2009, outstanding public sector gross external debt equaled U.S. $96.4 billion, an increase of approximately U.S. $39.4 billion from U.S. $56.9 billion at December 31, 2008. This increase in public sector gross external debt was primarily due to the recognition as public sector debt of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities. Overall, total public debt (gross external debt plus net internal debt) at December 31, 2009 represented approximately 30.8% of GDP, approximately 5.7 percentage points higher than the level at the end of 2008.

The Government’s debt policy during the past several years, combined with the dynamic performance of exports, has significantly reduced external public sector debt financing costs as a percentage of total exports. Specifically, interest payments on external public sector debt have decreased from 3.6% of total exports in 2004 to 2.3% of total exports in 2009. According to preliminary figures, in 2009, public sector external debt financing costs totaled U.S. $5.2 billion, as compared to U.S. $6.2 billion in 2008, a 15.9% decrease in nominal terms. Debt service payments (principal and interest) on public sector external debt decreased from 2.5% of GDP in 2008 to 1.0% of GDP in 2009.

According to preliminary figures, outstanding public sector gross external debt decreased by approximately U.S. $137.5 million during the first six months of 2010, from U.S. $96.4 billion at December 31, 2009, to U.S. $96.2 billion at June 30, 2010. Of this amount, U.S. $94.3 billion represented long-term debt and U.S. $1.9 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at June 30, 2010 represented approximately 30.3% of nominal GDP, 0.3 percentage points lower than at December 31, 2009.

According to preliminary figures, at June 30, 2010, commercial banks held approximately 19.1% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held approximately 21.4%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 59.0%; and other creditors held the remaining 0.5%.

Recent Securities Offerings

•

On January 15, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes (MTN) program and give investors a yield to maturity of 5.25% for a tenor of 10 years.

•

On February 23, 2010, Mexico issued, through an underwritten offering in the Mexican market, rather than Mexico’s traditional auctions in the domestic market, Ps. 25 billion of domestic fixed rate bonds due 2020. These bonds give investors a yield to maturity of 7.66% for a tenor of 10 years.

•

On March 11, 2010, Mexico issued U.S. $1 billion of its 5.125% Global Notes due 2020. The notes were issued under Mexico’s U.S. $80 billion MTN program and give investors a yield to maturity of 5.00% for a tenor of 10 years.

•

On March 23, 2010, Mexico issued, in the Mexican market, UDI 3.5 billion (Ps. 15 billion) of fixed rate Udibonos. These Udibonos give investors a yield to maturity in UDIs of 4.27% for a tenor of 30 years.

•

On April 13, 2010, Mexico issued U.S. $1 billion of its 6.05% Global Notes due 2040. The notes were issued under Mexico’s U.S. $80 billion MTN program and give investors a yield to maturity of 6.218% for a tenor of 30 years.

•	On July 6, 2010, Mexico issued in the Mexican market, Ps. 25 billion of domestic fixed rate bonds due 2015. These bonds give investors a yield to maturity of 6.13% for a tenor of five years.

•

On July 14, 2010, Mexico issued €850 million of its 4.25% Global Notes due 2017. The notes were issued under Mexico’s U.S. $80 billion MTN program and give investors a yield to maturity of 4.29% for a tenor of seven years.

•

On October 12, 2010, Mexico issued U.S. $1,000,000,000 of its 5.750% Global Notes due 2110. The notes were issued under Mexico’s U.S. $80 billion MTN program and give investors a yield to maturity of 6.100% for a tenor of 100 years.

•

On October 20, 2010, Mexico issued Japanese yen 150 billion of notes guaranteed by the Japan Bank for International Cooperation (JBIC). These bonds were placed in the Japanese private market, bear interest at 1.51% per year and have a tenor of 10 years.

Amortization Schedule of Total Public Sector External Debt(1)

		Out- standing as of June 30, 2010 (1)	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Other Years	Total
		(in millions of dollars)
A.	Private Creditors(2)	$65,712	$1,441	$5,415	$4,231	$5,006	$5,670	$3,904	$2,795	$5,245	$2,658	$8,060	$4,411	$9	$1,407	$479	$14,982	$65,712
	Capital Markets (Bonds)	56,733	559	1,742	1,792	3,557	5,369	3,840	2,731	5,187	2,616	8,056	4,411	9	1,407	479	14,982	56,733
	Commercial Banks	8,979	882	3,673	2,440	1,450	302	65	65	58	41	4	0	0	0	0	0	8,979
	Direct	1,675	860	428	30	30	257	20	20	20	10	0	0	0	0	0	0	1,675
	Syndicated	7,304	22	3,245	2,410	1,420	45	45	45	38	31	4	0	0	0	0	0	7,304
B.	Multilateral Creditors	17,662	331	1,288	803	820	928	727	630	622	1,112	552	510	1,919	370	645	6,406	17,662
	IADB	7,270	221	477	439	405	427	401	326	319	319	311	303	303	303	303	2,416	7,270
	World Bank	10,392	110	811	364	415	502	326	304	304	793	241	207	1,616	67	343	3,990	10,392
C.	External Trade	12,345	2,029	1,957	1,833	1,598	1,255	1,017	783	626	423	335	129	84	94	34	149	12,345
	Eximbanks	2,905	166	238	304	299	287	294	263	241	231	230	90	48	41	30	144	2,905
	Commercial Banks(3)	8,078	1,622	1,362	1,277	1,122	911	685	481	346	154	68	7	6	31	0	6	8,078
	Suppliers	1,362	241	358	252	177	57	38	38	38	38	37	32	30	21	4	0	1,362
D.	Restructured Debt	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
E.	Other(4)	498	165	333	0	0	0	0	0	0	0	0	0	0	0	0	0	498

Public Sector Total		$96,216	$3,966	$8,993	$6,867	$7,425	$7,853	$5,648	$4,207	$6,493	$4,193	$8,946	$5,049	$2,011	$1,871	$1,157	$21,537	$96,216

Note:	Numbers may not total due to rounding.
(1)	Preliminary. External debt of Mexico is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amounts. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public debt in this table does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2010), (b) external borrowings by the public sector after June 30, 2010, or (c) loans from the Commodity Credit Corporation to private sector Mexican banks. Mexico only updates this table semi-annually (in June and December); for this reason data included in the public debt section may not be reflected in this table.
(2)	Excludes foreign trade and restructured debt.
(3)	Includes foreign trade lines, revolving credits and other short-term credits.
(4)	Refers to changes in direct debt related to PIDIREGAS.

Source: Ministry of Finance and Public Credit.

External Debt Restructuring and Debt and Debt Service Reduction Transactions

In August 1982, Mexico requested and received from its major commercial bank creditors 90-day rollovers of principal payments on most of its external public sector debt and bilateral credits. No such requests were made of bondholders or multilateral financial institutions (primarily the World Bank, the IMF and the IADB) and no restructuring of bond debt or debt owed to multilateral institutions has taken place since then.

During the five years following 1982, Mexico and its commercial bank creditors concluded three separate debt restructurings and new money exercises. In 1983, 1985 and 1987, Mexico and the banks agreed to extend the maturities of certain portions of Mexico’s then-outstanding external public sector debt and, in some cases, to alter the interest rates and currencies applicable to the restructured debt. In connection with each restructuring (and with the 1989-92 Financing Package referred to below), Mexico requested and received 90-day rollovers of maturing principal payments pending finalization of documentation relating to each restructuring. During this period, Mexico also entered into agreements with the Paris Club to reschedule payments on loans made or guaranteed by official, bilateral creditors to the Mexican public sector and received support from its multilateral creditors, in the form of structural adjustment and project loans from the World Bank and the IADB, as well as standby facilities, extended fund arrangements and contingency facilities with the IMF.

The 1989-1992 Financing Package for Mexico, which was implemented in March 1990, was intended to reduce the principal amount of, and the debt service burden associated with, Mexico’s commercial bank debt and to secure sufficient future financing to allow Mexico to resume sustained economic growth. The Financing Package offered commercial banks options for debt reduction, interest reduction and new money. Under the interest reduction option, existing indebtedness was exchanged for 30-year bonds (Par Bonds) that, in the case of bonds denominated in dollars, bore interest at the fixed rate of 6.25% per annum. Under the principal reduction option, existing indebtedness was exchanged for 30-year bonds (Discount Bonds) having a principal amount equal to 65% of the principal amount of such existing indebtedness and an interest rate of LIBOR plus 13/16% per annum. The Par Bonds and the Discount Bonds were collectively known as Brady Bonds. Under the new money option, certain banks committed to provide Mexico with new money (through a combination of bonds, traditional bank credits and bank credits prepayable to fund trade credits or public sector loans) over three years in an aggregate amount equal to 25% of their holdings of then-existing indebtedness. Of the approximately U.S. $48 billion of external debt held by Mexico’s commercial bank creditors in 1989, approximately U.S. $43 billion participated in the principal and interest reduction options; approximately U.S. $21 billion of this debt was exchanged for Discount Bonds with the balance having been exchanged for Par Bonds. As a result of the 1989-1992 Financing Package, Mexico was able to reduce the principal amount of its external debt by approximately U.S. $7 billion. The balance of Mexico’s commercial bank creditors agreed to participate in the new money option and to lend Mexico approximately U.S. $1 billion in new credits over four years.

As a result of the Government’s external debt reduction initiatives discussed below, Mexico completed the redemption of all of its outstanding Brady Bonds on July 28, 2003.

The Discount Bonds and Par Bonds were issued with 17 series of Value Recovery Rights, which provided for certain additional, limited contingent payments based on the performance of Mexico’s oil export revenues. Eleven series of Value Recovery Rights were cancelled together with the Brady Bonds to which they were attached. Six series of Value Recovery Rights were separated from the related Discount Bonds and Par Bonds prior to their cancellation and traded independently. These series represented contingent payment obligations payable through June 30, 2008. On June 30, 2008, Mexico paid the final payment due on the Series F Value Recovery Rights, which expired on that date. Series F was the last series of Value Recovery Rights outstanding. No further payments will be due on the Value Recovery Rights.

In addition to Mexico’s strong commitment to work closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been and continues to be one of its goals. In mid-1986, Mexico began authorizing the conversion of debt into equity investment as a means of reducing its stock of external obligations. The total value of debt-equity swaps grew from U.S. $363.2 million in 1986 to U.S. $1.5 billion in 1987, when the debt-equity conversion program was suspended in order to evaluate the impact on the economy of the program as then structured.

In March 1990, Mexico introduced a new debt-equity swap program that was implemented through two auctions of transferable debt conversion rights held in July and October 1990. Proceeds of the conversions could only be used to acquire public sector assets being privatized and to finance infrastructure projects. Pursuant to the program, a total of U.S. $3.5 billion of conversion rights was awarded in the auctions at a discount of approximately 52% of the nominal value of the eligible debt to be converted. Only approximately one third of these rights (which expired in April 1992) were exercised, since Mexico’s debt generally traded well above 52% after the issuance of the rights. In addition, from 1989 through October 6, 2005 (the date on which the program ended), approximately U.S. $1.4 billion of debt was acquired by the Government in exchange for peso deposits in this principal amount to non-profit private or public organizations, to be used to finance approved education, environmental, housing, public works and other social projects undertaken by nonprofit organizations.

Under a debt-for-debt exchange that took place in the first quarter of 1988, Mexico retired a net amount of U.S. $1.1 billion of commercial bank debt at an average discount of 30.3% through the issuance of 20-year collateralized bonds offered to its bank creditors on an auction basis. Mexico redeemed all of those outstanding collateralized bonds at par in March 1997. In the third quarter of 1991, Mexico issued U.S. $1.2 billion of 10-year floating rate notes, called “Floating Rate Privatization Notes,” in exchange for the cancellation of U.S. $1.2 billion of deposits held by international commercial banks with foreign branches and agencies of Mexican banks. Virtually all of the Floating Rate Privatization Notes were tendered at par in payment for shares of Mexican commercial banks that were privatized in 1991 and 1992.

In 1992, the Government canceled U.S. $7.2 billion of its external debt acquired through the exercise of the conversion rights described above, through exchanges of debt to fund social projects and through various debt-for-debt exchanges and cash purchases during the 1990-1992 period.

In May 1996, the Government issued U.S. $1.8 billion in 30-year bonds in exchange for the cancellation of U.S. $2.1 billion of its outstanding U.S. dollar-denominated Discount Bonds and U.S. $306 million of its outstanding U.S. dollar-denominated Par Bonds pursuant to an exchange offer open to all of the holders of those bonds. The price at which the bonds were exchanged was determined through a modified Dutch auction.

The Government’s liability management transactions since 2003 include:

•	a January 2003 repurchase of U.S. $500 million of U.S. dollar-denominated Par Bonds;

•	a May 15, 2003 redemption of the entire amount of outstanding U.S. dollar-denominated Par Bonds, totaling U.S. $4.3 billion;

•	a July 28, 2003 redemption of the entire amount of Mexico’s outstanding Brady Bonds, denominated in Italian lira and Deutsche Marks, totaling approximately U.S. $1.3 billion;

•

an April 21, 2004 exchange offer pursuant to which the Government issued approximately U.S. $793 million of its 5.875% Global Notes due 2014 and U.S. $2.1 billion of its 7.500% Global Notes due 2033 in exchange for approximately U.S. $670 million of its 8.125% Global Bonds due 2019, U.S. $464 million of its 8.00% Global Notes due 2022 and U.S. $1.2 billion of its 11.50% Global Bonds due May 15, 2026;

•

an October-November 2005 repurchase of approximately U.S. $1.6 billion aggregate principal amount of eight series of Mexico’s fixed-rate, U.S. dollar-denominated and two series of Mexico’s fixed-rate, Italian lira-denominated bonds with maturity dates from 2007 to 2033;

•

a November 23, 2005 issuance of debt exchange warrants, pursuant to which the Government issued 1,000,000 Series XW5 Warrants, 1,000,000 Series XW10 Warrants and 500,000 Series XW20 Warrants entitling their holders to exchange on November 9, 2006, October 10, 2006 and September 1, 2006, respectively, a determined principal amount of certain of Mexico’s U.S. dollar-denominated bonds and notes for a set principal amount of certain Mexican peso-denominated MBonos;

•	a February-March 2006 tender offer, pursuant to a modified Dutch Auction, through which the Government repurchased the following debt securities:

Title of Purchased Securities	ISIN	Aggregate Principal Amount Repurchased	Aggregate Principal Amount Outstanding after Repurchases
9 7/8% Global Bonds due 2007	US593048BB61	U.S.$278,350,000	U.S.$1,128,650,000
9.125% Notes due 2007	XS0073433707	ITL 38,750,000,000	ITL 391,250,000,000
8.625% Global Bonds due 2008	US593048BF75	U.S.$226,121,000	U.S.$1,163,879,000
4.625% Global Notes due 2008	US91086QAM06	U.S.$299,648,000	U.S.$1,200,352,000
7.375% Notes of 2001/2008	XS0126200988	€ 132,750,000	€ 617,250,000
8% Bonds of 1997/2008	DE0001937001	DEM 72,000,000	DEM 678,000,000
10.375% Global Bonds due 2009	US593048BG58	U.S.$360,460,000	U.S.$1,442,540,000
8 1/4% Bonds of 1997/2009	DE0001897551	DEM 127,131,000	DEM 1,372,869,000
7.50% Notes due 2010	XS0108907303	€ 81,034,000	€ 918,966,000
7.50% Global Notes due 2012	US91086QAH11	U.S.$237,980,000	U.S.$1,262,020,000
6.375% Global Notes due 2013	US91086QAK40	U.S.$258,066,000	U.S.$1,741,934,000
10% Step-down Notes due 2013	XS0085661949	ITL 67,751,000,000	ITL 671,249,000,000
5.375% Global Notes due 2013	XS0170239932	€ 27,160,000	€ 722,840,000
6.625% Global Notes due 2015	US91086QAL23	U.S.$439,592,000	U.S.$1,560,408,000
11% Notes due 2017	XS0075866128	ITL 12,250,000,000	ITL 487,750,000,000
8.125% Global Notes due 2019	US593048BN00	U.S.$36,872,000	U.S.$2,424,468,000
8.00% Global Notes due 2022	US91086QAJ76	U.S.$6,892,000	U.S.$150,713,000
6.75% Notes due 2024	XS0184889490	£23,474,000	£476,526,000
8.30% Global Notes due 2031	US91086QAG38	U.S.$86,770,000	U.S.$2,838,230,000

•

a March 29, 2006 issuance of 600,000 Series XWE Debt Exchange Warrants entitling their holders to exchange a determined principal amount of certain euro-, Italian lira- and Deutsche Mark-denominated bonds and notes issued by Mexico for a set principal amount of Mexican peso-denominated MBonos due in either 2013 or 2023;

•	an August 2006 repurchase of approximately U.S. $3.0 billion of fifteen series of Mexico’s fixed-rate, U.S. dollar-denominated bonds with maturity dates from 2007 to 2033;

•

a January 2007 exchange and cash tender offer pursuant to which the holders of five series of Mexico’s U.S. dollar-denominated external bonds maturing in 2019, 2022, 2026, 2031 and 2033 were invited to submit offers, in a modified Dutch auction, to exchange their bonds for reopened 6.75% Global Notes due 2034 plus a cash payment, or to sell their bonds for cash. Following settlement, approximately U.S. $2.8 billion of outstanding bonds including Mexico’s 8.125% Global Bonds due 2019, 8.00% Global Notes due 2022, 11.50% Global Bonds due May 15, 2026, 8.30% Global Notes due 2031 and 7.50% Global Notes due 2033 were canceled. An aggregate principal amount of U.S. $2.3 billion in reopened 6.75% Global Notes due 2034 was issued to holders participating in the exchange, and Mexico also made cash payments from available funds totaling approximately U.S. $1.1 billion. Following the cancellation of the bonds tendered and accepted for exchange or purchase by Mexico, approximately U.S. $1.7 billion principal amount of 8.125% Global Bonds due 2019, U.S. $753 million principal amount of 8.00% Global Notes due 2022, U.S. $339 million principal amount of 11.50% Global Bonds due May 15, 2026, U.S. $1.9 billion principal amount of 8.30% Global Notes due 2031 and U.S. $1.3 billion principal amount of 7.500% Global Notes due 2033 remained outstanding;

•

a March 21, 2007 issuance of 500,000 Series XWE07 Warrants and 1,000,000 XWD07 Units, each Unit consisting of one Series XWDA07 Warrant and one Series XWDB07 Warrant, which will trade separately after September 24, 2007. The Series XWE07, XWDA07 and XWDB07 Warrants entitled the holders to exchange, on September 19, October 11 and November 7, 2007, respectively, up to approximately U.S. $2.7 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for peso-denominated bonds issued by the Government maturing in either 2014 or 2024;

•	a February-March 2008 repurchase of U.S. $714 million of ten series of Mexico’s fixed-rate, U.S. dollar-denominated bonds with maturity dates from 2009 to 2034; and

•

an April 9, 2008 issuance of 1,000,000 Series XWA08 Warrants and 250,000 XWB08 Series. The Series XWA08 Warrants entitled the holders to exchange, on October 9, 2008, up to approximately U.S. $1 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for peso-denominated bonds issued by the Government maturing in either 2014 or 2036. The Series XWB08 Warrants entitled the holders to exchange, on October 9, 2008, up to approximately U.S. $0.25 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for UDI-denominated bonds issued by the Government maturing in either 2017 or 2035.

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted in the payment of principal or interest on any of its external indebtedness. See “—External Debt Restructuring and Debt and Debt Service Reduction Transactions” above.

Tables and Supplementary Information

PUBLIC DEBT OF THE GOVERNMENT

A. DIRECT DEBT OF THE GOVERNMENT

Table I. Floating Internal Debt at June 30, 2010

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount	Amortization or Sinking Fund Provision
(in millions of pesos)
Short-term Treasury Certificates (Cetes)	Various	Various	Ps. 413,053.3	None

Total Floating Internal Debt			Ps. 413,053.3

Table II. Funded Internal Debt at June 30, 2010

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount	Amortization or Sinking Fund Provision
			(in millions of pesos)
Fixed-Rate Bonds	Fixed	Various	Ps. 1,355,268.4	None
Development Bonds (Bondes)	Various	Various	0.0	None
Development Bonds (Bondes D)	Various	Various	227,256.1	None
UDI-denominated Development Bonds (UDI bonds)	Various	Various	498,399.9	None
Retirement Saving System Fund (Fondo de Ahorro/SAR)	Various	Various	99,649.7	None
One-year Treasury Certificates (Cetes)(1)	Various	Various	114,444.3	None
Others(2)	Various	Various	225,934.9	None

Total Funded Internal Debt			Ps. 2,520,953.3

(1)	One-year Cetes are the only long-term Treasury Certificates issued by the Government.
(2)	Includes Ps. 189.5 billion of liabilities associated with the ISSSTE Law. See “The Economy—Employment and Labor.”

Table III. Net Internal Debt at June 30, 2010

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount	Amortization or Sinking Fund Provision
			(in millions of pesos)
Total Floating Internal Debt			Ps. 413,053.3
Total Funded Internal Debt			2,520,953.3
Assets(1)	Various	Various	(331,847.0)	None

Total Net Internal Debt			Ps. 2,602,159.6

(1)	Includes Banco de México’s General Account Balance, which is positive (indicating monies owing to the Government).

Table IV. Funded External Debt at June 30, 2010

Bond Issues at June 30, 2010

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks
					(in thousands)
11.50% Global Bonds due 2026	11.50	May 1996	May 2026	USD	1,750,000	338,580
11.375% Global Bonds due 2016	11.375	Sep. 1996	Sep. 2016	USD	1,000,000	702,066
Notes due 2017	11.0	May 1997	May 2017	LRA/€	500,000,000	170,914	(2)
Step-Down Notes due 2013	10.0-7.375	Apr. 1998	Apr. 2013	LRA/€	750,000,000	303,917	(2)
11.375% Global Bonds due 2016	11.375	Aug. 1999	Sep. 2016	USD	400,000	280,826
Global Bonds due 2016	11.375	Feb. 2000	Feb. 2016	USD	994,641	698,304
Notes due 2011	8.375	Jan. 2001	Jan. 2011	USD	1,500,000	924,296
Notes due 2019	8.125	Mar. 2001	Dec. 2019	USD	3,300,000	1,352,366
Notes due 2011	8.375	May 2001	Jan. 2011	USD	1,000,000	616,198
Notes due 2031	8.300	Aug. 2001	Aug. 2031	USD	1,500,000	757,406
Notes due 2031	8.300	Dec. 2001	Aug. 2031	USD	1,000,000	504.938
Notes due 2012	7.500	Jan. 2002	Jan. 2012	USD	1,500,000	864,137
Notes due 2022	8.000	Sep. 2002	Sep. 2022	USD	1,750,000	714,348
Notes due 2031	8.300	Dec. 2002	Aug. 2031	USD	750,000	378,703
Notes due 2013	6.375	Jan. 2003	Jan. 2013	USD	2,000,000	1,191,414
Notes due 2015	6.625	Mar. 2003	Mar. 2015	USD	1,000,000	671,824
Notes due 2033	7.500	Apr. 2003	Apr. 2033	USD	1,000,000	361,554
Notes due 2013	5.375	June 2003	Jun. 2013		€750,000	629,418	(2)
Notes due 2014	5.875	Oct. 2003	Jan. 2014	USD	1,000,000	719,975
Notes due 2024	6.75	Jan. 2004	Feb. 2024	STG	500,000	476,526
Notes due 2014	5.875	Apr. 2004	Jan. 2014	USD	793,267	571,133
Notes due 2033	7.500	Apr. 2004	Apr. 2033	USD	2,056,822	743,653
Notes due 2034	6.75	Sep. 2004	Sep. 2034	USD	1,500,000	1,171,942
Notes due 2020	5.50	Nov. 2004	Feb. 2020		€750,000	554,651	(2)
Notes due 2015	6.625	Jan. 2005	Mar. 2015	USD	1,000,000	671,825
Notes due 2012	3.0	June 2005	June 2012	CHF	250,000	250,000	(2)
Notes due 2015	4.5	June 2005	June 2015		€750,000	614,470
Internotes due 2011	5.0	Feb. 2006	Feb. 2011	USD	5,147	5,147
Internotes due 2013	5.1	Feb. 2006	Feb. 2013	USD	3,030	3,030
Notes due 2017	5.625	Mar. 2006	Jan. 2017	USD	3,000,000	3,000,000
Notes due 2034	6.75	Jan. 2007	Sep. 2034	USD	2,266,566	1,770,855
Notes due 2034	6.75	Sep. 2007	Sep. 2034	USD	500,000	390,647
Notes due 2017	5.625	Sep. 2007	Jan. 2017	USD	500,000	500,000
Notes due 2040	6.05	Jan. 2008	Jan. 2040	USD	1,500,000	1,500,000
Notes due 2019	5.95	Dec. 2008	Mar. 2019	USD	2,000,000	2,000,000
Notes due 2014	5.875	Mar. 2009	Feb. 2014	USD	1,500,000	1,500,000
Notes due 2019	5.95	Sep. 2009	Mar. 2019	USD	1,000,000	1,000,000
Notes due 2040	6.055	Sep. 2009	Jan. 2040	USD	750,000	750,000
Notes due 2019	2.22	Dec. 2009	Dec. 2019		¥150,000,000	150,000,000
Notes due 2020	5.125	Jan. 2010	Jan. 2020	USD	1,000,000	1,000,000
Notes due 2020	5.125	Mar. 2010	Jan. 2020	USD	1,000,000	1,000,000
Notes due 2040	6.055	Apr. 2010	Jan. 2040	USD	1,000,000	1,000,000

Loans from Multilateral and Bilateral Organizations

at June 30, 2010

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Principal Amount Outstanding(6)	Remarks
					(in thousands of dollars)
Loans from the World Bank and the IADB	Variable, ranging from 7.25 to 11.6; some variable	Various	Various	ATS, Bfr, C$, CHF, DM, DFL, Dirham, Escudo, FF, LRA, KD, LD, Markka, NK, PE, Rand, Riyal, SDR, SK, STG, USD, VB, ¥, €	$14,091,094	(3)(4)

Loans from Banks and Suppliers at June 30, 2010

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks
					(in thousands of dollars)
Various	Various	Various	Various	USD	$709,911	$352,129

Total Funded External Debt						$48,489,924	(6)

(1)	The currencies are defined as: ATS, Austrian shillings; Bfr, Belgian franc; C$, Canadian dollar; CHF, Swiss franc; DM, Deutsche mark; DFL, Dutch guilder; Dirham, United Arab Emirates dirham; Escudo, Portuguese escudo; FF, French franc; LRA, Italian lira; KD, Kuwait dinar; LD, Libyan dinar; Markka, Finnish markka; NK, Norwegian krone; PE, Spanish peseta; Rand, South African rand; STG, Pound sterling; Riyal, Saudi Arabian riyal; SDR, Special Drawing Rights; SK, Swedish krona; USD, United States dollar; VB, Venezuelan bolivar; ¥, Japanese yen; and €, Euro.
(2)	In connection with these issuances, Mexico entered into currency swaps of LRA 500 billion into U.S. $300,836,144; LRA 750 billion into U.S. $427,316,438; € 750,000,000 into U.S. $892,500,000; €750,000,000 into U.S. $921,825,000 and CHF 250,000,000 into U.S. $200,787,085 000.
(3)	Semi-annual, quarterly or monthly amortization calculated to retire loans or securities by maturity.
(4)	The direct obligors in respect of U.S. $1,031,987,000 of these loans are Banobras (U.S. $348,620,000), Bancomext (U.S. $8,793,000), NAFIN (U.S. $626,232,000) and Sociedad Hipotecaria Federal (U.S. $48,342,000), acting in their capacities as financing agents for the Government. The Government is the direct borrower of the remainder of these loans (U.S. $13,059,107,000). The outstanding amount of the portion of these loans as to which the Government is not the direct obligor is not included in the total of this Table IV, but rather is included in Table VI.
(5)	Includes revaluation because of changes in parity of foreign currencies.
(6)	This total is expressed in dollars and differs from the addition of all items because some items are expressed in other currencies.

B. EXTERNAL DEBT OF BUDGET CONTROLLED AGENCIES AND OTHER EXTERNAL DEBT

Table V. External Debt of Budget Controlled Agencies at June 30, 2010

(payable in foreign currencies)

Borrower	Dollar Equivalent of Principal Amount Outstanding	Dollar Equivalent of Amount Having an Original Maturity of Less than One Year
	(in millions of dollars)
CFE	$3,544.4	$164.9
PEMEX	36,566.8	0.0

Total External Debt of Budget Controlled Agencies	$40,111.2	$164.9

Table VI. Other Public Sector External Debt at June 30, 2010 (1)

(payable in foreign currencies)

Borrower	Dollar Equivalent of Principal Amount Outstanding	Dollar Equivalent of Amount Having an Original Maturity of Less than One Year
	(in millions of dollars)
Financial Sector	$7,615.0	$1,714.2
NAFIN	2,360.9	854.2
Banobras	2,023.1	0.0
Bancomext	1,183.2	860.0
SHF	2,047.8	0.0
Non-Financial Sector	0.0	0.0

Total	$7,615.0	$1,714.2

(1)	This table includes debt of national development banks and certain commercial banks that is guaranteed by Mexico and other public sector debt registered with the Dirección de Deuda Pública, but does not include debt of entities whose finances are not included in the Government’s budget. In addition, private sector debt guaranteed by the Government or other public sector entities is not considered external public sector debt unless and until the guaranty is called.